As Filed with the Securities and Exchange Commission on July 24, 2003

Registration No. 333-_____

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933
TRAVELZOO INC.
(Exact name of registrant as specified in its charter)

DELAWARE	**7373**	**36-4415727**
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

590 Madison Avenue, 21st Floor
New York, New York 10022
(212) 521-4200
(Address, including zip code, and telephone number,
including area code, of registrant's principal executive offices)

Ralph Bartel
Chief Executive Officer
Travelzoo Inc.
590 Madison Avenue, 21st Floor
New York, New York 10022
(212) 521-4200
Fax: (212) 521-4230

(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies of all correspondence to:

Denis P. McCusker, Esq.	**Neil J Wertlieb, Esq.**
Bryan Cave LLP	Milbank, Tweed, Hadley & McCloy LLP
One Metropolitan Square	601 South Figueroa Street, 30th Floor
211 North Broadway, Suite 3600	Los Angeles, California 90017
St. Louis, Missouri 63102-2750	(213) 892-4410
(314) 259-2000	Fax: (213) 892-4710
Fax: (314) 259-2020	

Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title Of Each Class Of Securities To Be Registered	Amount To Be Registered	Proposed Maximum Offering Price Per Unit(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Common Stock, $.01 par value	399,700	$6.30	$2,518,110	$203.72

(1) Pursuant to Rule 457(c), the proposed offering price and registration fee have been calculated on the basis of the average of the bid and asked prices for the common stock on July 18, 2003, as reported on the OTC Bulletin Board.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.





The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 24, 2003

354,700 Shares

TRAVELZOO®

Common Stock

This prospectus relates to resales of up to 354,700 shares of our common stock, par value $.01 per share, by the selling stockholders listed in this prospectus starting on page 31.

Subject to the terms and conditions of the underwriting agreement described in this prospectus, Wedbush Morgan Securities has agreed as underwriter to purchase from Ralph Bartel, our Chief Executive Officer, 300,000 shares of common stock owned by him. In connection with such underwriting arrangements, Mr. Bartel has agreed to issue to Webush Morgan Securities a warrant to purchase up to 30,000 additional shares of our common stock at a purchase price equal to 120% of the price to the public hereunder. The shares offered hereby include the shares issuable upon exercise of that warrant. Wedbush Morgan Securities is not purchasing the shares of common stock offered by selling stockholders other than Mr. Bartel. See "Plan of Distribution — Underwriting" beginning on page 39.

The selling stockholders other than Ralph Bartel or their transferees may sell their shares of common stock from time to time in accordance with the plan of distribution described in this prospectus. See "Plan of Distribution — Selling Stockholders Other than Mr. Bartel" beginning on page 39.

Our shares are included in the OTC Bulletin Board under the symbol "TVZO." On July 18, 2003, the last reported sale price of our common stock was $5.50 per share. We have submitted an application for listing on the NASDAQ SmallCap Market under the symbol "TZOO." This offering is intended primarily to allow Travelzoo to satisfy the requirement for listing on the NASDAQ SmallCap Market that we have 300 round lot holders of our common stock. A qualifying round lot holder is a stockholder who owns at least 100 shares of Travelzoo stock. There can be no assurance that our shares will be listed on the NASDAQ SmallCap Market upon consummation of this offering or ever. See Risk Factors" beginning on page 5.

Investing in these securities involves risks. You should carefully consider the risk factors beginning on page 5 of this prospectus before purchasing the common stock.

	Per Share	Total
Price to the public (1)	$	$
Underwriting discount (1)		
Proceeds to the selling stockholders (1)(2)(3)	________	________

(1) This refers only to the shares covered by the underwriting agreement with Wedbush Morgan Securities which are held by Ralph Bartel. The shares of the other selling stockholders may be sold at varying prices from time to time, as described under "Plan of Distribution."

(2) Ralph Bartel has granted Wedbush Morgan Securities an option for 45 days to purchase up to an additional 45,000 shares of common stock held by Mr. Bartel at the public offering price per share, less the underwriting discount, solely to cover overallotments. If such option is exercised in full, the total proceeds to the selling stockholders will be $______________. See "Plan of Distribution — Underwriting."

(3) We intend to pay the expenses of the offering, which are estimated to be $______________.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

WEDBUSH MORGAN SECURITIES

The date of this prospectus is July ___, 2003.

To facilitate this offering, the Underwriter may engage in transactions that stabilize, maintain or otherwise affect the market price of our common stock, including overalloting shares of our common stock in connection with this offering and bidding for and purchasing shares of our common stock at a level above that which might otherwise prevail in the open market. Such stabilizing, if commenced, may be discontinued at any time. See "Plan of Distribution – Underwriting."

SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before making an investment decision. You should read the entire prospectus carefully, including "Risk Factors" beginning on page 5, before making an investment decision.

TRAVELZOO INC.

Overview

We are an Internet media company that publishes online advertisements of sales and specials for hundreds of travel companies. We provide airlines, hotels, cruise lines, vacation packagers, and other travel companies with a fast, flexible, and cost-effective way to reach millions of potential consumers. While our products provide advertising opportunities for travel companies, they also provide Internet users with a free source of information on current sales and specials from hundreds of travel companies.

Our products include the *Travelzoo* website, the *Travelzoo Top 20* e-mail newsletter, and the *Weekend.com* e-mail newsletter. Our *Travelzoo* website at http://www.travelzoo.com lists sales and specials from approximately 200 travel companies and reaches 5.1 million Internet users per month. Our *Travelzoo Top 20* is a free weekly e-mail newsletter that highlights attractive sales and specials from selected travel companies. As of July 1, 2003, the *Travelzoo Top 20* newsletter had 4.6 million subscribers. Our *Weekend.com* newsletter is a free weekly e-mail newsletter that features ideas and travel opportunities for weekends. We launched this product in November 2002 and as of July 1, 2003, it had 822,000 subscribers.

More than 200 companies purchase our advertising services, including American Airlines, American Express, Alamo Rent-A-Car, Avis Rent-A-Car, British Airways, Carnival Cruise Lines, Liberty Travel, Delta Air Lines, Expedia, Fairmont Hotels & Resorts, Hilton Hotels, JetBlue Airways, Marriott Hotels, Park Place Entertainment, Southwest Airlines, Starwood Hotels & Resorts Worldwide, Royal Caribbean, United Airlines, and US Airways.

Our revenues are generated from advertising sales. Our revenues have grown rapidly since we began operations in 1998, primarily driven by an increasing number of travel companies listing their sales and specials on the *Travelzoo* website and in the *Travelzoo Top 20* newsletter. For the year ended December 31, 2002, revenues were $9.8 million compared to $6.1 million in 2001, an increase of 60%. Net income for 2002 was $853,071 versus $363,735 in the prior year. For the six months ended June 30, 2003, revenues increased 92% to $8.0 million compared to $4.2 million for the same period last year. For the six months ended June 30, 2003, net income increased to $981,010 from $281,620 for the same period last year, an increase of 248%. For the year ended December 31, 2002, our two largest clients accounted for 15% and 14% of our revenues. In the six months ended June 30, 2003, we acquired 1,472,000 new subscribers for our *Travelzoo Top 20* newsletter in addition to the 2,385,000 new subscribers we acquired in 2002.

Our Industry

According to the Newspaper Association of America, travel companies spent $1.4 billion in 2002 on national advertising in newspapers. We believe that newspapers are currently the main medium for travel companies to advertise their sales and specials. However, we believe that travel companies will increase their spending on Internet advertising of sales and specials due to the following factors: first, market research shows that the Internet has become consumers' preferred information source for travel; second, Internet advertising provides travel companies advantages compared to print advertising such as real-time listings, real-time updates, and performance tracking; third, the Internet allows travel companies to advertise their sales and specials in a fast, flexible, and cost-effective manner that has not been possible before; and fourth, we believe that many travel suppliers prefer to sell their travel services directly to consumers, as an alternative to distribution through travel agents.

Competitive Strengths

We have developed our company to be a leader in the field of online advertising for travel companies. We provide travel companies with the following key features:

- *Real-Time Listings of Special Offers.* Our technology allows travel companies to advertise new special offers on a real-time basis.
- *Real-Time Updates.* Our technology allows travel companies to update their listings on a real-time basis.
- *Real-Time Performance Reports.* We provide travel companies with real-time tracking of the performance of their advertising campaigns. Our solution enables travel companies to optimize their campaigns by removing or updating unsuccessful listings and further promoting successful listings.
- *Access to Millions of Consumers.* We provide travel companies fast access to millions of travel shoppers.
- *National Reach.* We offer travel companies access to Internet users across the U.S.

Furthermore, our products and services provide consumers information on current special offers with the following key features:

- *Aggregation of Offers from Many Companies.* Our *Travelzoo* website and our *Travelzoo Top 20* e-mail newsletter aggregate information on current special offers from approximately 200 travel companies. This saves the consumer time when searching for travel sales and specials.
- *Current Information.* Compared to newspaper ads, we provide consumers with more current information, since our technology enables travel companies to update their listings on a real-time basis.
- *Search Tools.* We provide consumers with the ability to search for specific special offers.

Growth Strategy

Our objective is to become the largest online publisher of sales and specials for travel companies. Key elements of our strategy include:

- *Build Strong Brand Awareness.* We believe that it is essential to establish a strong brand with Internet users and within the travel industry. We currently utilize an online marketing program to promote our brands to Internet users. In addition, we believe that we build brand awareness by product excellence that is promoted by word-of-mouth. We utilize sponsorships at industry conferences and public relations to promote our brands within the travel industry.
- *Increase Reach.* In order to attract more users to our products, we intend to expand our advertising campaigns as our business grows. We believe that we can also attract more users by product excellence that is promoted by word-of-mouth.
- *Maintain Quality User Base.* We believe that, in addition to increasing our reach, we need to maintain the quality of our user base by producing high quality content.
- *Increase Number of Advertising Clients.* We intend to continue to grow our advertising client base by expanding the size of our sales force.
- *Provide Excellent Service.* We believe it is important to provide our advertising clients with excellent service in terms of the development and placement of their advertisements.

Corporate Information

Our principal business office is located at 590 Madison Avenue, 21st Floor, New York, New York 10022 and our telephone number is (212) 521-4200. Our website is http://www.travelzoo.com. Additionally, we have offices in Chicago, Miami, and Mountain View (California). Our local presence in these regions allows us to better source and publish information on travel specials which are relevant to each regional market. In addition, these regional offices provide local proximity for our sales force to better service advertisers.

THE OFFERING

Common stock offered by the selling stockholders	354,700 shares
Common stock outstanding	19,425,147 shares as of June 30, 2003 (1)
Purpose of offering.............................	To meet the NASDAQ SmallCap Market listing requirement of having 300 round lot holders. A qualifying round lot holder is a stockholder who owns at least 100 shares of Travelzoo stock. There can be no assurance that we will be listed on the NASDAQ SmallCap Market. See "Risk Factors" beginning on page 5.
Selling Stockholders	Of the shares offered hereby, 300,000 shares are held by Ralph Bartel, our Chief Executive Officer, 24,700 shares are held by charitable organizations to which Mr. Bartel donated such shares, and 30,000 shares are issuable on exercise of a warrant to be issued to Wedbush Morgan Securities by Mr. Bartel pursuant to the underwriting agreement relating to this offering.
Use of proceeds	We will not receive any proceeds from the sale of shares offered hereby. All such proceeds will be received by the selling stockholders listed in this prospectus under "Principal and Selling Stockholders" beginning on page 31.
Dividend policy	We have not paid, and do not anticipate paying, dividends on our common stock. See "Price Range of Common Stock and Dividend Information" on page 38.
Risk factors	See "Risk Factors" beginning on page 5, for a discussion of factors you should carefully consider before deciding to invest in our common stock.
OTC Bulletin Board symbol	TVZO
Proposed NASDAQ SmallCap Market Symbol	TZOO

(1) Excludes 2,401,938 options, all of which are currently exercisable at a weighted average exercise price of $1.12 per share.

Common Stock Ownership and Netsurfer Shares

Travelzoo was originally incorporated as Travelzoo.com Corporation ("Travelzoo Bahamas") in the Commonwealth of The Bahamas. In a "Netsurfer Stockholder" offering, Travelzoo Bahamas issued approximately 2.6 million shares of its common stock to approximately 700,000 visitors who registered on the *Travelzoo* website. No cash payments were required or received for any of the stock issued pursuant to the Netsurfer Stockholder offering. The number of shares issued was doubled as a result of a subsequent two-for-one stock split. In a series of transactions completed in 2002, Travelzoo Bahamas was merged into Travelzoo Inc., a Delaware corporation, and each share of Travelzoo Bahamas was converted into the right to receive one share of common stock of Travelzoo Inc. As of June 30, 2003, 128,214 former stockholders of Travelzoo Bahamas have taken the steps necessary to receive their shares in Travelzoo Inc., and 7,148,184 shares of common stock have been issued. If all former stockholders of Travelzoo Bahamas accept their shares in Travelzoo Inc., an additional 4,147,690 shares of common stock will be issued. These shares are reported as outstanding in our financial statements.

The following table sets forth summary consolidated financial data for the periods indicated. It is important that you read this information together with the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the notes to those financial statements beginning on page F-1. The historical results are not necessarily indicative of results to be expected for future periods.


SUMMARY FINANCIAL DATA


Statements of Operations:	Period from May 21, 1998 (inception) to December 31, 1998	Year Ended December 31, 1999	2000	2001	2002	Six Months Ended June 30, 2002	2003
						(unaudited)	
Revenues*	$ 84,101	$ 954,259	$3,949,517	$6,147,938	$9,847,820	$4,177,204	$8,004,936
Cost of revenues	25,362	132,803	282,195	304,081	351,169	172,000	164,169
Gross profit	58,739	821,456	3,667,322	5,843,857	9,496,651	4,005,204	7,840,767
Operating expenses:							
Sales and marketing	1,595	350,720	1,484,495	3,274,747	5,726,557	2,312,316	4,218,442
General and administrative	22,046	326,686	1,201,982	1,354,088	2,293,846	1,124,616	1,959,803
Merger expenses	—	—	231,303	332,721	54,538	54,538	—
Total operating expenses	23,641	677,406	2,917,780	4,961,556	8,074,941	3,491,470	6,178,245
Income from operations	35,098	144,050	749,542	882,301	1,421,710	513,734	1,662,522
Interest income	—	—	—	2,702	3,971	1,487	5,137
Income before income taxes	35,098	144,050	749,542	885,003	1,425,681	515,221	1,667,659
Income taxes	6,213	38,646	387,856	521,268	572,610	233,601	686,649
Net income	$ 28,885	$ 105,404	$ 361,686	$ 363,735	$ 853,071	$ 281,620	$ 981,010
Basic and diluted net income per share	—	$ 0.01	$ 0.02	$ 0.02	$ 0.04	$ 0.01	$ 0.05

Balance Sheet Data:	As of December 31, 1998	1999	2000	2001	2002	As of June 30, 2002	2003
						(unaudited)	
Working capital	$ 78,172	$ 171,282	$ 185,734	$ 425,147	$1,339,593	$ 696,634	$2,455,049
Total assets	107,051	404,796	1,555,506	2,130,730	3,239,594	2,199,753	4,686,308
Long-term debt	—	—	—	—	—	—	—
Stockholders' equity	$ 88,885	$ 194,289	$ 574,148	$ 937,883	$1,790,954	$1,219,503	$2,771,964

* Revenues in 1998, 1999 and 2000 included commissions revenue of $26,774, $61,015 and $97,451, respectively. Commissions revenue in all other periods was not material.

RISK FACTORS

You should carefully consider the risks described below and all other information contained in or incorporated by reference into this prospectus before making an investment decision. If any of the following risks, or other risks and uncertainties that are not yet identified or that we currently think are immaterial, actually occur, our business, financial condition and results of operations could be materially and adversely affected. In that event, the trading price of our shares could decline, and you may lose part or all of your investment.

Risks Related to Our Financial Condition and Business Model

Our limited operating history makes our business difficult to evaluate.

We were incorporated and began generating revenues in May 1998. Accordingly, we have only a limited operating history for you to consider in evaluating our business. As a young company, we face risks and uncertainties relating to our ability to successfully implement our business plan. You must consider the risks, expenses and uncertainties which can materially affect the business of an early stage company like ours. These risks include uncertainty whether we will be able to:

- increase awareness of the *Travelzoo* brand;
- attract and retain additional travel companies to list their special offers with us;
- attract additional Internet users to the *Travelzoo* website;
- increase the functionality of our products and services;
- maintain our current business relationships and develop new ones;
- respond effectively to competitive pressures; and
- continue to develop and upgrade our technology.

We cannot assure you that we will sustain profitability.

Although we have been profitable in the past, there is no assurance that we will continue to be profitable. We forecast our future expense levels based on our operating plans and our estimates of future revenues. We may find it necessary to accelerate expenditures relating to our sales and marketing efforts or otherwise increase our financial commitment to creating and maintaining brand awareness among travel companies and Internet users. If our revenues grow at a slower rate than we anticipate, or if our spending levels exceed our expectations or cannot be adjusted to reflect slower revenue growth, we may not generate sufficient revenues to sustain profitability. In this case, the value of Travelzoo's shares could be reduced.

Fluctuations in our operating results may negatively impact our stock price.

Our quarterly operating results may fluctuate significantly in the future due to a variety of factors that could affect our revenues or our expenses in any particular quarter. You should not rely on quarter-to-quarter comparisons of our results of operations as an indication of future performance. Factors that may affect our quarterly results include:

- mismatches between resource allocation and client demand due to difficulties in predicting client demand in a new market;
- changes in general economic conditions that could affect marketing efforts generally and online marketing efforts in particular;
- the magnitude and timing of marketing initiatives;
- the maintenance and development of our strategic relationships;
- the introduction, development, timing, competitive pricing and market acceptance of our products and services and those of our competitors;
- our ability to attract and retain key personnel;

- our ability to manage our anticipated growth and expansion;
- our ability to attract traffic to our website; and
- technical difficulties or system downtime affecting the Internet generally or the operation of our products and services specifically.

In addition, we plan to significantly increase our operating expenses to expand our sales and marketing, and production departments. If revenues fall below our expectations in any quarter and we are unable to quickly reduce our spending in response, our operating results would be lower than expected and our stock price may fall.

In addition, we are required under generally accepted accounting principles to review our intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. We may be required to record a significant expense or charge to earnings in our financial statements in the period any impairment of intangible assets is determined.

We depend on two clients for a substantial part of our revenues.

In the six months ended June 30, 2003, two clients accounted for 13% and 10%, respectively, of our revenues. In the fiscal year ended December 31, 2002, two clients accounted for 15% and 14%, respectively, of our revenues. The loss of one client or both clients may result in a significant decrease in our revenues and results of operations, which could have a material adverse effect on our business.

Our business model is unproven and may not be adaptable to a changing market.

Our current revenue model depends on advertising fees from travel companies using our products. If current clients decide not to continue advertising their sales and specials with us and we are unable to replace them with new clients, our business may be adversely affected. To be successful, we must provide online marketing solutions that achieve broad market acceptance by travel companies. In addition, we must attract sufficient Internet users with attractive demographic characteristics to our products. It is possible that we will be required to further adapt our business model in response to changes in the online advertising market or if our current business model is not successful. If we are not able to anticipate changes in the online advertising market or if our business model is not successful, our business could be materially adversely affected, which could reduce the value of your shares.

We may not be able to obtain sufficient funds to grow our business and any additional financing may be on terms adverse to your interests.

We intend to continue to grow our business, and intend to fund our current operations and our anticipated growth from the cash flow generated from our operations and our retained earnings. However, these sources may not be sufficient to meet our needs. We may not be able to obtain additional financing on commercially reasonable terms, or at all.

If additional financing is not available when required or is not available on acceptable terms, we may be unable to fund our expansion, successfully promote our brand name, develop or enhance our products and services, take advantage of business opportunities or respond to competitive pressures, any of which could have a material adverse effect on our business and the value of your shares.

If we choose to raise additional funds through the issuance of equity securities, you may experience significant dilution of your ownership interest, and holders of the additional equity securities may have rights senior to those of the holders of our common stock. If we obtain additional financing by issuing debt securities, the terms of these securities could restrict or prevent us from paying dividends and could limit our flexibility in making business decisions.

Our business may be sensitive to recessions.

The demand for online advertising may be linked to the level of economic activity and employment in the U.S. and abroad. Specifically, our business is dependent on the spending of travel companies. The current recession has decreased consumer travel and caused travel companies to reduce or postpone their marketing spending generally, and their online marketing spending in particular. If the current economic downturn continues or worsens in the U.S. or abroad, our business and financial condition could be materially adversely affected, which could reduce the value of your shares.

We may face significant costs with respect to the delivery of paper copies of reports to our stockholders.

The Securities Exchange Act of 1934 requires us to provide paper copies of certain reports to our stockholders who do not consent to receiving electronic delivery. If a significant number of our stockholders do not consent to electronic delivery of stockholder communications or revoke such consent, we may face significant costs related to the printing and mailing of such reports. These costs may drain our resources and may have a material adverse effect on our business and the value of our shares.

Risks Related to Our Markets and Strategy

The Internet is not a proven marketing medium.

The future of our business is dependent on the ongoing acceptance by travel companies of the Internet as an effective marketing tool, and on the ongoing acceptance by consumers of the Internet as a source for information on offers from travel companies. The adoption of online marketing by travel companies, particularly among those that have historically relied upon traditional advertising methods, requires the acceptance of a new way of conducting business, marketing and advertising. Many of our potential clients have little or no experience using the Internet as a marketing tool, and not all Internet users have experience using the Internet to look for travel offers. As a result, we cannot be sure that we will be able to effectively compete with traditional advertising methods. If we are unable to compete with traditional advertising methods, our business and results of operations could be materially adversely affected.

We may experience reduced visitor traffic, reduced revenue and harm to our reputation in the event of unexpected network interruptions caused by system failures.

Our servers and software must be able to accommodate a high volume of traffic. Any substantial increase in demands on our servers will require us to expand and adapt our network infrastructure. If we are unable to add additional software and hardware to accommodate increased demand, we could experience unanticipated system disruptions and slower response times. Any catastrophic failure at our co-location facility could prevent us from serving our web traffic for up to several days, and any failure of our Internet service provider may adversely affect our network's performance. Our clients may become dissatisfied by any system failure that interrupts our ability to provide our products and services to them or results in slower response times. We do not maintain business interruption insurance. Any system failure, including network, software or hardware failure, that causes an interruption in the delivery of our products and services or a decrease in responsiveness of our services could result in reduced revenue and could materially adversely affect our reputation and brand.

We may not be able to develop awareness of our brand name.

We believe that continuing to build awareness of the *Travelzoo* and the *Weekend.com* brand names is critical to achieving widespread acceptance of our business. Brand recognition is a key differentiating factor among providers of online advertising opportunities, and we believe it could become more important as competition in our industry increases. In order to maintain and build brand awareness, we must succeed in our marketing efforts, provide high quality service and increase the number of Internet users with favorable demographics using *Travelzoo* and *Weekend.com*. If we fail to successfully promote and maintain our brands, incur significant expenses in promoting our brands and fail to generate a corresponding increase in revenue as a result of our branding efforts, or encounter legal obstacles which prevent our continued use of our brand names, our business and the value of your shares could be materially adversely affected.

Our business may be sensitive to events affecting the travel industry in general.

Events like the war with Iraq or the terrorist attacks on the United States in 2001 have a negative impact on the travel industry. We are not in a position to evaluate the net effect of these circumstances on our business. In the longer term, our business might be negatively affected by financial pressures on the travel industry. If the events result in a long-term negative impact on the travel industry, such impact could have a material adverse effect on our business and the value of your shares.

We will not be able to attract travel companies or Internet users if we do not continually enhance and develop the content and features of our products and services.

To remain competitive, we must continually improve the responsiveness, functionality and features of our products and services. We may not succeed in developing features, functions, products or services that travel companies and Internet users find attractive. This could reduce the number of travel companies and Internet users using our products and materially adversely affect our business and the value of your shares.

We may lose business if we fail to keep pace with rapidly changing technologies and clients' needs.

Our success is dependent on our ability to develop new and enhanced software, services and related products to meet rapidly evolving technological requirements for online advertising. Our current technology may not meet the future technical requirements of travel companies. Trends that could have a critical impact on our success include:

- rapidly changing technology in online advertising;
- evolving industry standards, including both formal and de facto standards relating to online advertising;
- developments and changes relating to the Internet;
- competing products and services that offer increased functionality; and
- changes in travel company and Internet user requirements.

If we are unable to timely and successfully develop and introduce new products and enhancements to existing products in response to our industry's changing technological requirements, our business and the value of your shares could be materially adversely affected.

Our business and growth will suffer if we are unable to hire and retain highly skilled personnel.

Our future success depends on our ability to attract, train, motivate and retain highly skilled employees. We may be unable to retain our skilled employees or attract, assimilate and retain other highly skilled employees in the future. We have from time to time in the past experienced, and we expect to continue to experience in the future, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. If we are unable to hire and retain skilled personnel, our growth may be restricted, which could adversely affect our future success and the value of your shares.

We may not be able to effectively manage our expanding operations.

We have recently experienced a period of rapid growth. In order to execute our business plan, we must continue to grow significantly. As of July 1, 2003, we had 30 employees. We expect that the number of our employees will continue to increase for the foreseeable future. This growth has placed, and our anticipated future growth combined with the requirements we face as a public company will continue to place, a significant strain on our management, systems and resources. We expect that we will need to continue to improve our financial and managerial controls and reporting systems and procedures. We will also need to continue to expand and maintain close coordination among our technical, accounting, finance and sales and marketing departments. We may not succeed in these efforts. Our inability to expand our operations in an efficient manner could cause our expenses to grow disproportionately to revenues, our revenues to decline or grow more slowly than expected and otherwise have a material adverse effect on our business and the value of your shares.

Intense competition may adversely affect our ability to achieve or maintain market share and operate profitably.

We compete with large Internet portal sites, such as About.com, America Online, Lycos, MSN and Yahoo!, that offer listings or other advertising opportunities for travel companies. These companies have significantly greater financial, technical, marketing and other resources and larger client bases than we do. In addition, we compete with newspapers, magazines and other traditional media companies that provide online advertising opportunities. We expect to face additional competition as other established and emerging companies, including print media companies, enter the online advertising market.

We believe that there will be rapid business consolidation in the online advertising industry. Accordingly, new competitors may emerge and rapidly acquire significant market share. The development of competing technologies by market participants or the emergence of new industry standards may also adversely affect our competitive position. Competition could result in reduced margins on our services, loss of market share or less use of *Travelzoo* by travel companies and consumers. If we are not able to compete effectively with current or future competitors as a result of these and other factors, our business could be materially adversely affected.

Loss of any of our key management personnel could negatively impact our business.

Our future success depends to a significant extent on the continued service and coordination of our management team, particularly Ralph Bartel, our Chairman, President, Chief Executive Officer, Chief Financial Officer and Secretary. The loss or departure of any of our officers or key employees could materially adversely affect our ability to implement our business plan. We do not maintain key person life insurance for any member of our management team. In addition, we expect new members to join our management team in the future. These individuals will not previously have worked together and will be required to become integrated into our management team. If our key management personnel are not able to work together effectively or successfully, our business could be materially adversely affected.

We may not be able to access third-party technology upon which we depend.

We use technology and software products from third parties including Microsoft. Technology from our current or other vendors may not continue to be available to us on commercially reasonable terms, or at all. Our business will suffer if we are unable to access this technology, to gain access to additional products or to integrate new technology with our existing systems. This could cause delays in our development and introduction of new services and related products or enhancements of existing products until equivalent or replacement technology can be accessed, if available, or developed internally, if feasible. If we experience these delays, our business and the value of your shares could be materially adversely affected.

Risks Related to the Market for our Shares

We cannot be sure that an active market for our shares will develop or be maintained in the future.

On August 28, 2002, our shares commenced trading on the OTC Bulletin Board. However, there has been only limited trading in the shares since that time, at widely varying prices, and the trading to date has not resulted in an active market for our shares. We cannot assure you that an active market for our shares will be established or maintained in the future. If such market is not established or maintained, stockholders will not be able to readily sell their shares.

We cannot be sure that our application for listing on the NASDAQ SmallCap Market will be approved.

We have submitted an application for listing on the NASDAQ SmallCap Market under the symbol "TZOO." There can be no assurance that our shares will be listed on the NASDAQ SmallCap Market upon consummation of this offering or ever. In the event our shares are not listed on the NASDAQ SmallCap Market, our shares will continue to trade on the OTC Bulletin Board.

We are controlled by a principal stockholder.

Ralph Bartel, who founded Travelzoo and who is our Chairman of the Board, President, Chief Executive Officer, Chief Financial Officer and Secretary, is our largest stockholder, holding approximately 72% of our outstanding shares with options to increase his percentage ownership to 74% on a fully-diluted basis, assuming all former stockholders of Travelzoo Bahamas receive shares of Travelzoo Inc. Based on the number of shares issued as of June 30, 2003 in the merger with Travelzoo Bahamas, Mr. Bartel's shares represent 92% of the outstanding shares. Assuming Mr. Bartel sells all of the shares offered by him hereunder, Mr. Bartel will hold approximately 70% of our outstanding shares, with options to increase his percentage ownership to 73% on a fully-diluted basis. Through his share ownership, he is in a position to control Travelzoo and to elect our entire board of directors.

Investors may face significant restrictions on the resale of our stock due to federal penny stock regulations.

If our shares trade at less than five dollars per share, since the shares are not listed on a recognized national exchange or on NASDAQ, our common stock may be deemed to be a "penny stock" under Rule 3a51-1 under the Securities Exchange Act of 1934. Compliance with the requirements governing penny stocks may make it more difficult for investors in our common stock to resell their shares to third parties or to otherwise dispose of them.

Section 15(g) of the Exchange Act and Rule 15g-2 under the Exchange Act require broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account. Moreover, Rule 15g-9 promulgated under the Securities Exchange Act of 1934 requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. These requirements significantly increase the time necessary for a broker-dealer to sell a stock and limit the available purchasers for a stock.

Risks Related to Legal Uncertainty

We may become subject to burdensome government regulations and legal uncertainties affecting the Internet which could adversely affect our business.

To date, governmental regulations have not materially restricted use of the Internet in our markets. However, the legal and regulatory environment that pertains to the Internet is uncertain and may change. Uncertainty and new regulations could increase our costs of doing business, prevent us from delivering our products and services over the Internet or slow the growth of the Internet. In addition to new laws and regulations being adopted, existing laws may be applied to the Internet. New and existing laws may cover issues which include:

- user privacy;
- consumer protection;
- copyright, trademark and patent infringement;
- pricing controls;
- characteristics and quality of products and services;
- sales and other taxes; and
- other claims based on the nature and content of Internet materials.

We may be unable to protect our registered trademark or other proprietary intellectual property rights.

Our success depends to a significant degree upon the protection of the *Travelzoo* brand name. We rely upon a combination of copyright, trade secret and trademark laws and non-disclosure and other contractual arrangements to protect our intellectual property rights. The steps we have taken to protect our proprietary rights, however, may not be adequate to deter misappropriation of proprietary information.

The U.S. Patent and Trademark Office registered the trademark for "Travelzoo" on January 23, 2001. If we are unable to protect our rights in the mark, a key element of our strategy of promoting *Travelzoo* as a brand could be disrupted and our business could be adversely affected. We may not be able to detect unauthorized use of our proprietary information or take appropriate steps to enforce our intellectual property rights. In addition, the validity, enforceability and scope of protection of intellectual property in Internet-related industries is uncertain and still evolving. The laws of other countries in which we may market our services in the future are uncertain and may afford little or no effective protection of our intellectual property. The unauthorized reproduction or other misappropriation of our proprietary technology could enable third parties to benefit from our technology and brand name without paying us for them. If this were to occur, our business could be materially adversely affected.

We may face liability from intellectual property litigation that could be costly to prosecute or defend and distract management's attention with no assurance of success.

We cannot be certain that our products, content and brand names do not or will not infringe valid patents, copyrights or other intellectual property rights held by third parties. While we have a trademark for "Travelzoo," many companies in the industry have similar names including the word "travel." We expect that infringement claims in our markets will increase in number as more participants enter the markets. We may be subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of our business. We may incur substantial expenses in defending against these third party infringement claims, regardless of their merit, and such claims could result in a significant diversion of the efforts of our management personnel. Successful infringement claims against us may result in monetary liability or a material disruption in the conduct of our business.

We may be liable as a result of information retrieved from or transmitted over the Internet.

We may be sued for defamation, negligence, copyright or trademark infringement or other legal claims relating to information that is published or made available in our products. These types of claims have been brought, sometimes successfully, against online services in the past. The fact that we distribute information via e-mail may subject us to potential risks, such as liabilities or claims resulting from unsolicited e-mail or spamming, lost or misdirected messages, security breaches, illegal or fraudulent use of e-mail or interruptions or delays in e-mail service. In addition, we could incur significant costs in investigating and defending such claims, even if we ultimately are not liable. If any of these events occur, our business and the value of your shares could be materially adversely affected.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

The information in this prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based upon current expectations, assumptions, estimates and projections about us and our industry. These forward-looking statements are subject to the many risks and uncertainties that exist in our operations and business environment that may cause our actual results, performance or achievements to be different from those expected or anticipated in the forward-looking statements. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. For example, words such as "may," "will," "should," "estimates," "predicts," "potential," "continue," "strategy," "believes," "anticipates," "plans," "expects," "intends," and similar expressions are intended to identify forward-looking statements. Our actual results and the timing of certain events could differ significantly from those anticipated in such forward-looking statements. Factors that might cause or contribute to such a discrepancy include, but are not limited to, those discussed elsewhere in this prospectus in the section entitled "Risk Factors" and the risks discussed in our other Securities and Exchange Commission ("SEC") filings. The forward-looking statements included in this prospectus reflect the beliefs of our management on the date of this report. We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events or circumstances occur in the future.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares sold by the selling stockholders listed in this prospectus under "Principal and Selling Stockholders" beginning on page 31.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2003:

	As of June 30, 2003[*] (unaudited)
Cash and cash equivalents	$ 2,343,037
Long-term debt, less current portion	—
Stockholders' equity	
Common stock, $.01 par value, authorized 40,000,000 shares; issued and outstanding 19,425,147 shares	194,251
Additional paid-in capital	(116,078)
Retained earnings	2,693,791
Total stockholders' equity	2,771,964
Total capitalization	$ 2,771,964

*Our capitalization will not change as a result of the sale of our stock by the selling stockholders, except for the effect of costs of the offering paid by us, which will reduce our total stockholders' equity.

SELECTED FINANCIAL DATA

You should read the following selected financial data along with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the notes to those financial statements beginning on page F-1. We derived the selected financial data as of and for each of the four years ended December 31, 2002 and the period ended December 31, 1998 from our audited financial statements. We derived the selected financial data as of and for each of the six month periods ended June 30, 2003 and June 30, 2002 from our unaudited financial statements. In our opinion, the unaudited financial information includes all adjustments, consisting only of normal recurring adjustments, considered necessary for a fair presentation of that information. Our results of operations for the six month period ended June 30, 2003 are not necessarily indicative of the results that we may achieve for the full year.

	Period from May 21, 1998 (inception) to December 31, 1998	Year Ended December 31,				Six Months Ended June 30,	
		1999	2000	2001	2002	2002	2003
Statements of Operations:						(unaudited)	
Revenues*	$ 84,101	$ 954,259	$ 3,949,517	$ 6,147,938	$ 9,847,820	$ 4,177,204	$ 8,004,936
Cost of revenues	25,362	132,803	282,195	304,081	351,169	172,000	164,169
Gross profit	58,739	821,456	3,667,322	5,843,857	9,496,651	4,005,204	7,840,767
Operating expenses:							
Sales and marketing	1,595	350,720	1,484,495	3,274,747	5,726,557	2,312,316	4,218,442
General and administrative	22,046	326,686	1,201,982	1,354,088	2,293,846	1,124,616	1,959,803
Merger expenses	—	—	231,303	332,721	54,538	54,538	—
Total operating expenses	23,641	677,406	2,917,780	4,961,556	8,074,941	3,491,470	6,178,245
Income from operations	35,098	144,050	749,542	882,301	1,421,710	513,734	1,662,522
Interest income	—	—	—	2,702	3,971	1,487	5,137
Income before income taxes	35,098	144,050	749,542	885,003	1,425,681	515,221	1,667,659
Income taxes	6,213	38,646	387,856	521,268	572,610	233,601	686,649
Net income	$ 28,885	$ 105,404	$ 361,686	$ 363,735	$ 853,071	$ 281,620	$ 981,010
Basic and diluted net income per share	—	$ 0.01	$ 0.02	$ 0.02	$ 0.04	$ 0.01	$ 0.05
Shares used in computing basic net income per share	9,431,741	19,323,064	19,372,791	19,425,147	19,425,147	19,425,147	19,425,147
Shares used in computing diluted net income per share	9,431,741	19,355,147	19,466,810	19,425,147	19,896,353	19,425,147	20,501,602

	As of December 31,					As of June 30,	
	1998	1999	2000	2001	2002	2002	2003
Balance Sheet Data:						(unaudited)	
Working capital	$ 78,172	$ 171,282	$ 185,734	$ 425,147	$ 1,339,593	$ 696,634	$ 2,455,049
Total assets	107,051	404,796	1,555,506	2,130,730	3,239,594	2,199,753	4,686,308
Long-term debt	—	—	—	—	—	—	—
Stockholders' equity	$ 88,885	$ 194,289	$ 574,148	$ 937,883	$ 1,790,954	$ 1,219,503	$ 2,771,964

*Revenues in 1998, 1999 and 2000 included commissions revenue of $26,774, $61,015 and $97,451, respectively. Commissions revenue in all other periods was not material.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with, and is qualified in its entirety by reference to, the consolidated financial statements and the notes to those statements beginning on page F-1.

Overview

Travelzoo Inc. is an Internet media company that publishes online advertisements of sales and specials for hundreds of travel companies. As the Internet is becoming consumers' preferred medium to search for travel offers, we provide airlines, hotels, cruise lines, vacation packagers, and other travel companies with a fast, flexible, and cost-effective way to reach millions of potential consumers. Our products include the *Travelzoo* website, the *Travelzoo Top 20* newsletter, and the *Weekend.com* newsletter.

Our revenues are primarily derived from the sale of advertising on our *Travelzoo* website and in our *Travelzoo Top 20* e-mail newsletter.

Critical Accounting Policies

We believe that there are a number of accounting policies that are critical to understanding our historical and future performance, as these policies affect the reported amounts of revenue and the more significant areas involving management's judgments and estimates. These significant accounting policies relate to revenue recognition and the provision for doubtful accounts. These policies, and our procedures related to these policies, are described in detail below.

Revenue Recognition

Substantially all of our revenues are advertising revenues, consisting of fees paid by travel companies to advertise their special offers on the *Travelzoo* website, the *Travelzoo Top 20* e-mail newsletter, and the *Weekend.com* e-mail newsletter. Listing fees are based on placement, number of listings, number of impressions, or number of clickthroughs. Banner advertising rates are based on CPM rates (cost per thousand impressions). Smaller advertising agreements—typically $2,000 or less per month—typically renew automatically each month if they are not terminated by the client. Larger agreements are typically related to advertising campaigns and are not automatically renewed.

We recognize advertising revenues in the period in which the advertisement is displayed, provided that evidence of an arrangement exists, the fees are fixed and determinable, no significant obligations remain at the end of the period, and collection of the resulting receivable is deemed probable. If fixed-fee advertising is displayed over a term greater than one month, revenues are recognized ratably over the period. To the extent that any minimum guaranteed impressions are not met during the contract period, we defer recognition of the corresponding revenues until the guaranteed impressions are achieved. Fees for banner advertising and other variable-fee advertising arrangements are recognized based on the number of impressions displayed or clicks delivered during the period.

Under these policies, no revenue is recognized unless persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collection is deemed probable. We evaluate each of these criteria as follows:

- *Evidence of an arrangement*. We consider a non-cancelable insertion order signed by the client to be evidence of an arrangement.

- *Delivery*. Delivery is considered to occur when the advertising has been displayed and, if applicable, the clickthroughs have been delivered.

- *Fixed or determinable fee*. We consider the fee to be fixed or determinable if the fee is not subject to refund or adjustment.

- *Collection is deemed probable*. We conduct a credit review for all significant transactions at the time of the arrangement to determine the credit-worthiness of the client. Collection is deemed probable if we expect that the client will be able to pay amounts under the arrangement as payments become due. If we determine that collection is not probable, then we recognize the revenue upon cash collection, provided that the other criteria for revenue recognition have been met.

Provision for Doubtful Accounts

We initially record a provision for doubtful accounts based on our historical experience of write-offs and then adjust this provision at the end of each reporting period based on a detailed assessment of our accounts receivable and allowance for doubtful accounts. In estimating the provision for doubtful accounts, management considers the age of the accounts receivable, our historical write-offs, the credit-worthiness of the client, the economic conditions of the client's industry, and general economic conditions, among other factors. Should any of these factors change, the estimates made by management will also change, which could impact the level of our future provision for doubtful accounts. Specifically, if the financial condition of our clients were to deteriorate, affecting their ability to make payments, additional provision for doubtful accounts may be required.

Results of Operations

The following table sets forth, as a percentage of total revenues, the results of our operations for the years ended December 31, 2002, 2001 and 2000 and the six-month periods ended June 30, 2003 and 2002.

	Year Ended December 31,			Six Months Ended June 30,	
	2000	2001	2002	2002	2003
Revenues	100%	100%	100%	100%	100%
Cost of revenues	7	5	4	4	2
Gross profit	93	95	96	96	98
Operating expenses:					
Sales and marketing	38	53	58	55	53
General and administrative	30	22	23	27	24
Merger expenses	6	6	1	1	—
Total operating expenses	74	81	82	83	77
Income from operations	19	14	14	13	21
Interest income	—	—	—	—	—
Income before income taxes	19	14	14	13	21
Income taxes	10	8	5	6	9
Net income	9%	6%	9%	7%	12%

Six Months Ended June 30, 2003 and June 30, 2002

Acquisition of Subscribers

In the six months ended June 30, 2003, we acquired 1,472,000 new subscribers for our *Travelzoo Top 20* product through advertising campaigns for the *Travelzoo* brand. Subscription to the *Travelzoo Top 20* e-mail newsletter is free. However, we believe that these additional subscribers add significant value to our company because the additional subscribers may allow us to increase our advertising rates in the future.

The cost related to the acquisition of the new subscribers is included in our advertising expenses. Advertising expenses are included in sales and marketing expenses. For the six months ended June 30, 2003, our advertising expenses were $2.9 million.

Revenues

Our total revenues increased to $4.3 million for the three months ended June 30, 2003, from $2.2 million for the three months ended June 30, 2002. Our total revenues increased to $8.0 million for the six months ended June 30, 2003, from $4.2 million for the six months ended June 30, 2002. The increase in our total revenues was due to signing on new clients and increased spending from existing clients. During the three months ended June 30, 2003, we recognized revenue of $77,000 related to advertising delivered in the first quarter of 2003 for which collectibility was not probable and therefore recognized on a cash-received basis. During the three months ended June 30, 2003, we did not recognize revenue related to $35,000 of advertising delivered in the quarter that will be recognized on a cash-received basis since collectibility is not probable.

Cost of Revenues

Cost of revenues consists of network expenses, including fees we pay for co-location services, depreciation of network equipment and salary expenses associated with network operations staff. Our cost of revenues decreased to $81,000 for the three months ended June 30, 2003, from $86,000 for the three months ended June 30, 2002. Our cost of revenues decreased to $164,000 for the six months ended June 30, 2003, from $172,000 for the six months ended June 30, 2002. As a percentage of revenue, cost of revenues decreased to 2% for the six months ended June 30, 2003 from 4% for the six months ended June 30, 2002. The decrease resulted primarily from an increase in revenues that was not offset by an increase in our network operations costs.

Operating Expenses

- *Sales and Marketing.* Sales and marketing expenses consist primarily of advertising and promotional expenses, public relations expenses, conference expenses, commission expenses, and salary expenses associated with sales and marketing staff. Sales and marketing expenses increased to $2.3 million for the three months ended June 30, 2003 from $1.3 million for the three months ended June 30, 2002. Sales and marketing expenses increased to $4.2 million for the six months ended June 30, 2003 from $2.3 million for the six months ended June 30, 2002. The increase in sales and marketing expenses was primarily due to the increase in sales and marketing personnel and an increase of our advertising of the *Travelzoo* brand. In the six months ended June 30, 2003 and 2002, advertising expenses accounted for 69% and 67%, respectively, of sales and marketing expenses. Advertising activities during the two periods were of the same type (i.e., online advertising). During the six months ended June 30, 2003 and 2002, $236,000 and $226,000, respectively, of advertising services were purchased from our clients under non-barter arrangements.

- *General and Administrative.* General and administrative expenses consist primarily of compensation for administrative and executive staff, fees for professional services, rent, bad debt expense, amortization of intangible assets and general office expense. General and administrative expenses increased to $903,000 for the three months ended June 30, 2003 from $562,000 for the three months ended June 30, 2002. General and administrative expenses increased to $2.0 million for the six months ended June 30, 2003 from $1.1 million for the six months ended June 30, 2002. General and administrative expenses increased primarily due to an increase in expenses for office space and an increase in expenses for professional services.

- *Merger Expenses.* Merger expenses consist of expenses relating to the registration statement and proxy statement filed with the SEC relating to the merger of Travelzoo.com Corporation into Travelzoo Inc. Merger expenses were $-0- for both the three months ended June 30, 2003 and June 30, 2002. There were no merger expenses for the six months ended June 30, 2003 compared to $55,000 for the six months ended June 30, 2002 as the merger was completed in 2002. The expenses consisted mostly of fees for professional legal and accounting services.

Income Taxes

For the three months ended June 30, 2003, we recorded an income tax provision of $419,000. For the three months ended June 30, 2002, we recorded an income tax provision of $101,000. For the six months ended June 30, 2003, we recorded an income tax provision of $687,000. For the six months ended June 30, 2002, we recorded an income tax provision of $234,000. Our income is generally taxed in the U.S. and our income tax provision reflects federal and state statutory rates applicable to our levels of income and the effect of non-deductible merger expenses in 2002.

Fiscal Years Ended December 31, 2002, 2001 and 2000

Acquisition of Subscribers

In 2002, we acquired 2,385,000 new subscribers for our *Travelzoo Top 20* product through advertising campaigns for the *Travelzoo* brand. Subscription to the *Travelzoo Top 20* e-mail newsletter is free. However, we believe that these additional subscribers add significant value to our company because the additional subscribers allow us to increase our advertising rates.

The cost related to the acquisition of the new subscribers is included in our expenses for advertising campaigns for the *Travelzoo* brand. For the year 2002, our total advertising expenses were $3.9 million.

Revenues

Our total revenues increased to $9.8 million for the year ended December 31, 2002 from $6.1 million for the year ended December 31, 2001 and $3.9 million for the year ended December 31, 2000. The increase in our total revenues was due to an increase in advertising revenues. Advertising revenue increased to $9.8 million for the year ended December 31, 2002 from $6.1 million for the year ended December 31, 2001 and $3.9 million for the year ended December 31, 2000. The increases resulted primarily from an increase in the number of travel companies advertising on the *Travelzoo* website and in the *Travelzoo Top 20* newsletter.

Cost of Revenues

Cost of revenues consists of network expenses, including fees we pay for co-location services, depreciation of network equipment and salary expenses associated with network operations staff. Our cost of revenues increased to $351,000 for the year ended December 31, 2002 from $304,000 for the year ended December 31, 2001 and $282,000 for the year ended December 31, 2000. As a percentage of revenue, cost of revenues decreased to 4% for the year ended December 31, 2002 from 5% for the year ended December 31, 2001 and 7% for the year ended December 31, 2000. The decreases resulted primarily from an increase in revenues that was not offset by an increase in our network operations costs.

Operating Expenses

- *Sales and Marketing.* Sales and marketing expenses consist primarily of advertising and promotional expenses, public relations expenses, conference expenses, and salary expenses associated with sales and marketing staff. Sales and marketing expenses increased to $5.7 million for the year ended December 31, 2002 from $3.3 million for the year ended December 31, 2001 and $1.5 million for the year ended December 31, 2000. The increases in sales and marketing expenses was due to the decision by our management to hire more experienced sales personnel and increases of our advertising of the *Travelzoo* brand. For the years ended December 31, 2002 and 2001, advertising expenses accounted for 69% and 69%, respectively, of sales and marketing expenses. Advertising activities during the two periods were of the same type (i.e., online advertising).

- *General and Administrative.* General and administrative expenses consist primarily of compensation for administrative and executive staff, fees for professional services, rent, bad debt expense, amortization of intangible assets and general office expense. General and administrative expenses increased to $2.3 million for the year ended December 31, 2002 from $1.4 million for the year ended December 31, 2001 and $1.2 million for the year ended December 31, 2000. General and administrative expenses increased primarily due to increases in expenses for office space. General and administrative expenses for the year ended December 31, 2001 include a credit of $128,000 for a reduction to the bad debt reserve principally due to the collection of a doubtful account.

- *Merger Expenses*. Merger expenses consist of expenses relating to the registration statement and proxy statement filed with the SEC relating to the merger of Travelzoo.com Corporation into Travelzoo Inc. Merger expenses decreased to $55,000 for the year ended December 31, 2002 from $333,000 for the year ended December 31, 2001 and $231,000 for the year ended December 31, 2000. The expenses consisted mostly of fees for professional services, primarily legal and accounting.

Intangible Assets

As of December 31, 2002, our long-lived assets included intangible assets of $212,000. The intangible assets consist of the weekend.com and the weekends.com Internet domain names. During 2002, we evaluated the recoverability of our intangible assets in accordance with Statement of Financial Accounting Standards No. 144, "Impairment of Long-Lived Assets," which required us to assess these assets for recoverability when events or circumstances indicate a potential impairment by estimating the undiscounted cash flows to be generated from the use of these assets. No impairment losses were recorded related to intangible assets in 2002. Any future impairment losses recorded in the future could have a material adverse impact on our financial conditions and results of operations.

Income Taxes

For the year ended December 31, 2002, we recorded an income tax provision of $573,000. For the years ended December 31, 2001 and 2000, we recorded income tax provisions of $521,000 and $388,000, respectively. Our income is generally taxed in the U.S. and our income tax provision reflects federal and state statutory rates applicable to our levels of income and the effect of non-deductible merger expenses in 2000, 2001 and 2002.

Liquidity and Capital Resources

As of June 30, 2003, we had $2.3 million in cash and cash equivalents. Cash and cash equivalents increased from $1.3 million on December 31, 2002, primarily as a result of operating income and an increase in accrued expenses offset by an increase in accounts receivable. Cash and cash equivalents increased from $610,000 on December 31, 2001 primarily as a result of operating income and an increase in accounts payable and accrued expenses offset by income tax payments and an increase in accounts receivable. Cash and cash equivalents increased to $610,000 on December 31, 2001 from $46,000 on December 31, 2000 primarily as a result of operating income and an increase in accrued expenses and income tax payable offset by an increase in accounts receivable and deposits. We expect that cash flows generated from operations will continue to be sufficient to provide for our working capital needs in the near future.

Net cash provided by operating activities in the six months ended June 30, 2003 was $1.1 million. Net cash used in operating activities in the six months ended June 30, 2002 was $132,000. In the six months ended June 30, 2003, net cash provided by operating activities resulted primarily from operating income and an increase in accrued expenses offset by an increase in accounts receivable. In the six months ended June 30, 2002, net cash used in operating activities resulted primarily from a decrease in income tax payable and an increase in accounts receivable offset by our net income, and an increase in deferred revenue.

Net cash provided by operating activities in the year ended December 31, 2002 was $769,000. Net cash provided by operating activities in the year ended December 31, 2001 was $771,000. Net cash provided by operating activities in the year ended December 31, 2000 was $409,000. In the year ended

December 31, 2002, net cash provided by operating activities resulted primarily from operating income and an increase in accounts payable and accrued expenses offset by income tax payments and an increase in accounts receivable. In the year ended December 31, 2001, net cash provided by operating activities resulted primarily from our net income, adjusted for certain non-cash items, and a decrease in prepaid expenses offset by increase in deposits. In the year ended December 31, 2000, net cash provided by operating activities resulted primarily from our net income, adjusted for certain non-cash items, and an increase in income tax payable offset by an increase in accounts receivable.

Net cash used in investing activities was $19,000 and $99,000 during the six months ended June 30, 2003 and 2002, respectively. In both periods, net cash was used in investing activities for equipment purchases. Net cash used in investing activities was $121,000, $156,000, and $428,000 during the years ended December 31, 2002, 2001 and 2000, respectively. In all periods, net cash was used in investing activities for equipment purchases, and in 2000 $125,000 was used for the purchase of a domain name.

There were no cash flows related to financing activities in the six months ended June 30, 2003 and 2002 and the year ended December 31, 2002. Net cash used in financing activities was $50,000 for the year ended December 31, 2001. Net cash provided by financing activities was $54,000 for the year ended December 31, 2000. In the year ended December 31, 2001, net cash was used in financing activities for repayment of a loan made to Travelzoo by Ralph Bartel, its principal stockholder. In the year ended December 31, 2000, net cash was provided by a loan by Mr. Bartel and exercise of stock options by an employee.

Our capital requirements will depend on a number of factors, including market acceptance of our products and services, the amount of our resources we devote to the *Travelzoo* website, the *Travelzoo Top 20* newsletter, the *Weekend.com* newsletter and expansion of our operations and the amount of our resources we devote to promoting awareness of the *Travelzoo* brand. Consistent with our growth, we have experienced a substantial increase in our sales and marketing expenses and capital expenditures since inception, and we anticipate that these increases will continue for the foreseeable future. We believe cash on hand and generated during those periods will be sufficient to pay such costs. In addition, we will continue to evaluate possible investments in businesses, products and technologies, the consummation of any of which would increase our capital requirements.

Although we currently believe that we have sufficient capital resources to meet our anticipated working capital and capital expenditure requirements beyond the next 12 months, unanticipated events and opportunities may require us to sell additional equity or debt securities or establish new credit facilities to raise capital in order to meet our capital requirements. If we sell additional equity or convertible debt securities, the sale could dilute the ownership of our existing stockholders. If we issue debt securities or establish a new credit facility, our fixed obligations could increase, and we may be required to agree to operating covenants that would restrict our operations. We cannot be sure that any such financing will be available in amounts or on terms acceptable to us.

Quantitative and Qualitative Disclosures About Market Risk

Our accounts receivable are subject, in normal course of business, to collection risks. We regularly assess these risks and have established policies and business practices to minimize the adverse effects of collection risks. As a result, we do not anticipate any material losses in this area.

BUSINESS

Travelzoo Inc. is an Internet media company that publishes online advertisements of sales and specials for hundreds of travel companies. As the Internet is becoming consumers' preferred medium to search for travel offers, we provide airlines, hotels, cruise lines, vacation packagers, and other travel companies with a fast, flexible, and cost-effective way to reach millions of potential consumers. Our products include the *Travelzoo* website, the *Travelzoo Top 20* e-mail newsletter, and the *Weekend.com* e-mail newsletter.

More than 200 companies purchase our services. Our clients include American Airlines, American Express, Alamo Rent-A-Car, Apple Vacations, America West Vacations, Avis Rent-A-Car, British Airways, Carnival Cruise Lines, Liberty Travel, Delta Air Lines, Expedia, Fairmont Hotels & Resorts, Hilton Hotels, JetBlue Airways, Marriott Hotels, Park Place Entertainment, Pleasant Holidays, Spirit Airlines, Funjet Vacations, Southwest Airlines, Starwood Hotels & Resorts Worldwide, Royal Caribbean, United Airlines, and US Airways.

Our revenues are generated from advertising sales. Our revenues have grown rapidly since we began operations in 1998, primarily driven by an increasing number of travel companies listing their sales and specials on the *Travelzoo* website and in the *Travelzoo Top 20* newsletter. Our revenues increased from approximately $84,000 for the period from May 21, 1998 (inception) to December 31, 1998, to approximately $9.8 million for the year ended December 31, 2002.

Our principal business office is located at 590 Madison Avenue, 21st Floor, New York, New York 10022. Additionally, we have offices in Chicago, Miami, and Mountain View (California). Our local presence in these regions allows us to better source and publish information on travel specials which are relevant to each regional market. In addition, these regional offices provide local proximity for our sales force to better service advertisers.

Travelzoo was originally incorporated as Travelzoo.com Corporation ("Travelzoo Bahamas") in the Commonwealth of The Bahamas. In a "Netsurfer Stockholder" offering, Travelzoo Bahamas issued approximately 2.6 million shares of its common stock to approximately 700,000 visitors who registered on the *Travelzoo* website. No cash payments were required or received for any of the stock issued pursuant to the Netsurfer Stockholder offering. The number of shares issued was doubled as a result of a subsequent two-for-one stock split.

In a series of transactions completed in 2002, Travelzoo Bahamas was merged into Travelzoo Inc., a Delaware corporation, and each share of Travelzoo Bahamas was converted into the right to receive one share of common stock of Travelzoo Inc. As of June 30, 2003, 128,214 former stockholders of Travelzoo Bahamas have taken the steps necessary to receive their shares in Travelzoo Inc., and 7,148,184 shares of common stock have been issued. If all former stockholders of Travelzoo Bahamas accept their shares in Travelzoo Inc., an additional 4,147,690 shares of common stock will be issued. These shares are reported as outstanding in our financial statements.

In August 2002, Travelzoo commenced trading on the OTC Bulletin Board. Trading has been very limited. We have applied for the listing of our common stock on the NASDAQ SmallCap Market under the symbol "TZOO." This offering is intended primarily to allow Travelzoo to satisfy the requirement for listing on the NASDAQ SmallCap Market that we have 300 round lot holders of our common stock. A qualifying round lot holder is a stockholder who owns at least 100 shares of Travelzoo stock. We believe that subject to satisfying the requirement relating to the round lot holders, our application for listing on the NASDAQ SmallCap Market will be approved. However, we cannot provide any assurances in regard to approval of the application. In the event we are unable to obtain approval for listing on the NASDAQ SmallCap Market, our shares of common stock will continue to trade on the OTC Bulletin Board. See "Risk Factors."

Our Market

According to the Newspaper Association of America, travel companies spent $1.4 billion in 2002 on national advertising in newspapers (source: Market and Business Analysis, NAA, 2003). We believe that newspapers are currently the main medium for travel companies to advertise their sales and specials.

We believe that several factors are causing and will continue to cause travel companies to increase their spending on Internet advertising of sales and specials:

- *The Internet Is Consumers' Preferred Information Source*. Market research shows that the Internet has become consumers' preferred information source for travel (source: Forrester Research, 2002).

- *Benefits of Internet Advertising vs. Print Advertising*. Internet advertising provides travel companies advantages compared to print advertising, including real-time listings, real-time updates, and performance tracking. See "- Benefits to Travel Companies."

- *New Advertising Opportunities*. The Internet allows travel companies to advertise their sales and specials in a fast, flexible, and cost-effective manner that has not been possible before. We believe this will lead to greater expenditures by travel companies on advertising sales and specials.

- *Suppliers Selling Directly*. We believe that many travel suppliers prefer to sell their travel services directly to consumers, as an alternative to distribution through travel agents. Travel suppliers can sell directly to consumers by advertising sales and specials via the Internet that attract consumers to suppliers' websites.

Problems Travel Companies Face and Limitations of Newspaper Advertising

We believe that travel companies often face the challenge of being able to effectively market and sell excess inventory (i.e., airline seats, hotel rooms, or cruise cabins that are likely to be unfilled). The success of marketing excess inventory can have a substantial impact on a travel company's net income since almost all costs of travel services are fixed, that is, the costs do not vary with sales. A relatively small amount of unsold inventory can have a significant impact on the profitability of a travel company.

Our management believes that travel companies need a fast, flexible, and cost-effective solution for marketing excess inventory. The solution must be fast, because travel services are a quickly expiring commodity. The period between the time when a company realizes that there is excess inventory and the time when the value of the travel service becomes worthless is very short. The solution must be flexible, because the travel industry is dynamic and the demand for excess inventory is difficult to forecast. It is difficult for travel companies to price excess inventory. It is difficult for travel companies to forecast the marketing effort needed to sell excess inventory. The marketing must be cost-effective because excess inventory is often sold at highly discounted prices, which lowers margins.

With respect to advertising excess travel inventory, our management believes that newspaper advertising suffers from a number of limitations which do not apply to the Internet:

- typically ads must be submitted 2 to 5 days prior to the publication date, which makes it difficult to advertise last-minute inventory;

- once an ad is published, it cannot be updated or deleted when an offer is sold out;

- once an ad is published, the travel company cannot change a price;

- in many markets, the small number of newspapers and other print media reduces competition, resulting in high rates for newspaper advertising; and

- newspaper advertising does not allow for detailed performance tracking.

Our Products and Services

We provide airlines, hotels, cruise lines, vacation packagers, and other travel suppliers with a fast, flexible, and cost-effective way to advertise their sales and specials to millions of potential consumers.

Our products include the *Travelzoo* website, the *Travelzoo Top 20* newsletter, and the *Weekend.com* newsletter. While our products provide advertising opportunities for travel companies, they also provide Internet users with a free source of information on current sales and specials from hundreds of travel companies.

As travel companies increasingly utilize the Internet to promote their special offers, we believe that our products will enable them to take advantage of the lower cost and real-time communication enabled by the Internet. Our listing management software allows travel companies to add, update, and delete special offer listings on a real-time basis. Our software also provides travel companies with real-time performance tracking, enabling them to optimize their marketing campaigns.

Our *Travelzoo* website at http://www.travelzoo.com lists sales and specials from approximately 200 travel companies and it reaches 5.1 million Internet users per month (source: comScore Media Metrix, 3/2003).

Our *Travelzoo Top 20* is a free weekly e-mail newsletter that highlights attractive sales and specials from selected travel companies and as of July 1, 2003 it had 4.6 million subscribers.

Our *Weekend.com* newsletter is a free weekly e-mail newsletter that features ideas and travel opportunities for weekends. We launched this product in November 2002 and as of July 1, 2003, it had 822,000 subscribers.

Benefits to Travel Companies

Key features of our solution for travel companies include:

- *Real-Time Listings of Special Offers*. Our technology allows travel companies to advertise new special offers on a real-time basis.

- *Real-Time Updates*. Our technology allows travel companies to update their listings on a real-time basis.

- *Real-Time Performance Reports*. We provide travel companies with real-time tracking of the performance of their advertising campaigns. Our solution enables travel companies to optimize their campaigns by removing or updating unsuccessful listings and further promote successful listings.

- *Access to Millions of Consumers*. We provide travel companies fast access to millions of travel shoppers.

- *National Reach*. We offer travel companies access to Internet users across the U.S.

Benefits to Consumers

Our *Travelzoo* website, our *Travelzoo Top 20* newsletter, and our *Weekend.com* newsletter provide consumers information on current special offers at no cost to the consumer. Key features of our products include:

- *Aggregation of Offers from Many Companies*. Our *Travelzoo* website and our *Travelzoo Top 20* e-mail newsletter aggregate information on current special offers from approximately 200 travel companies. This saves the consumer time when searching for travel sales and specials.

- *Current Information*. Compared to newspaper ads, we provide consumers with more current information, since our technology enables travel companies to update their listings on a real-time basis.

- *Search Tools*. We provide consumers with the ability to search for specific special offers.

Our Strategy

Our objective is to become the largest online publisher of sales and specials for travel companies. Key elements of our strategy include:

- *Build Strong Brand Awareness*. We believe that it is essential to establish a strong brand with Internet users and within the travel industry. We currently utilize an online marketing program to promote our brands to Internet users. In addition, we believe that we build brand awareness by product excellence that is promoted by word-of-mouth. We utilize sponsorships at industry conferences and public relations to promote our brands within the travel industry.

- *Increase Reach*. In order to attract more users to our products, we intend to expand our advertising campaigns as our business grows. We believe that we also can attract more users by product excellence that is promoted by word-of-mouth.

- *Maintain Quality User Base*. We believe that, in addition to increasing our reach, we need to maintain the quality of our user base by producing high quality content.

- *Increase Number of Advertising Clients*. We intend to continue to grow our advertising client base by expanding the size of our sales force. See "- Sales and Marketing."

- *Provide Excellent Service*. We believe it is important to provide our advertising clients with excellent service in terms of the execution of their insertion orders.

Clients

As of December 31, 2002, our client base included approximately 200 travel companies, including airlines, hotels, cruise lines, vacations packagers, tour operators, car rental companies, and travel agents. Some of our clients include:

American Airlines	Lufthansa
American Express	Marriott Hotels
Alamo Rent-A-Car	MyTravel Group
Apple Vacations	Norwegian Cruise Line
America West Vacations	Park Place Entertainment
Avis Rent-A-Car	Pleasant Holidays
British Airways	Spirit Airlines
Budget Rent A Car	Starwood Hotels & Resorts Worldwide
Delta Air Lines	Royal Caribbean
Expedia	Travelocity.com
Funjet Vacations	Southwest Airlines
Hilton Hotels	United Airlines
JetBlue Airways	

In the six months ended June 30, 2003, two clients accounted for 23% of our revenues. For the year ended December 31, 2002, our two largest clients accounted for 15% and 14% of our revenues respectively, compared to 15% and 13% in 2001 and 22% and 11% in 2000, respectively. No other clients accounted for 10% or more of revenues in 2000, 2001, 2002, or the six months ended June 30, 2003.

Sales and Marketing

As of July 1, 2003, our direct sales force consisted of a Senior Vice President of Sales, a Vice President of Business Development and three advertising sales managers.

We currently utilize an online marketing program to promote our brands to Internet users. In addition, we believe that we build brand awareness by product excellence that is promoted by word-of-mouth. We utilize sponsorships at industry conferences and public relations to promote our brands within the travel industry.

Technology

We have designed our technology to serve a large volume of web traffic in an efficient and scaleable manner. We co-locate our production servers with Cable & Wireless, a global communications company. Cable & Wireless' facility includes features such as power redundancy, multiple egress and peering to other ISPs, fire suppression and access to our own separate physical space. We believe our arrangements with Cable & Wireless will allow us to grow without being limited by our own physical and technological capacity, and will also provide us with sufficient bandwidth for our anticipated needs. Because of the design of our website, our users are not required to download or upload large files from or to our website, which allows us to continue increasing the number of our visitors and page views without adversely affecting our performance or requiring us to make significant additional capital expenditures.

Our software is written using open standards, such as Visual Basic Script, and HTML, and interfaces with products from Microsoft. We have standardized our hardware platform on Compaq servers and Cisco switches.

New Products and Services

In June of 2003, we launched *Newsflash*, a new *Travelzoo* e-mail product that allows travel companies to announce time-sensitive and newsworthy sales and specials just as they are released.

Competition

We compete with large Internet portal sites, such as About.com, America Online, Lycos, MSN and Yahoo!, that offer listings or other advertising opportunities for travel companies. We also compete with smaller sites that specialize in listing last-minute offers or list deals for free, such as Smarterliving.com. In addition, we compete with newspapers, magazines and other traditional media companies that operate websites which provide advertising opportunities. We expect to face additional competition as other established and emerging companies, including print media companies, enter our market.

Many of our current and potential competitors have longer operating histories, significantly greater financial, technical, marketing and other resources and larger client bases than we do. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships to expand their businesses or to offer more comprehensive solutions.

New technologies could increase the competitive pressures that we face. The development of competing technologies by market participants or the emergence of new industry standards may adversely affect our competitive position. Competition could result in reduced margins on our services, loss of market share or less use of our products by travel companies and consumers. If we are not able to compete effectively with current or future competitors as a result of these and other factors, our business could be materially adversely affected.

Government Regulation and Legal Uncertainties

There are increasing numbers of laws and regulations pertaining to the Internet, including laws and regulations relating to user privacy, liability for information retrieved from or transmitted over the Internet, online content regulation, user privacy and domain name registration. Moreover, the applicability to the Internet of existing laws governing issues such as intellectual property ownership and infringement, copyright, patent, trademark, trade secret, obscenity, libel and personal privacy is uncertain and developing.

Privacy Concerns. Government agencies are considering adopting regulations regarding the collection and use of personal identifying information obtained from individuals when using Internet sites or e-mail services. While we have implemented and intend to implement additional programs designed to enhance the protection of the privacy of our users, these programs may not conform to any regulations adopted which may be adopted by these agencies. In addition, these regulatory and enforcement efforts may adversely affect our ability to collect demographic and personal information from users, which could have an adverse effect on our ability to provide advertisers with demographic information. The European Union (the "EU") has adopted a directive that imposes restrictions on the collection and use of personal data. The directive could impose restrictions that are more stringent than current Internet privacy standards in the U.S. The directive may adversely affect our activities to the extent that we may seek to collect data from users in EU member countries.

Domain Names. Domain names are the user's Internet "addresses." The current system for registering, allocating and managing domain names has been the subject of litigation and of proposed regulatory reform. We own the domain names for travelzoo.com, travelzoo.net, travelzoo.org, travelzoo.ca, travelzoo.co.uk, weekend.com, and weekends.com, and have registered "Travelzoo" and "Weekend.com" as trademarks in the U.S. Because of these protections, it is unlikely, yet possible, that third parties may bring claims for infringement against us for the use of our domain name and trademark. In the event such claims are successful, we could lose the ability to use our domain names. There can be no assurance that our domain name will not lose its value, or that we will not have to obtain entirely new domain names in addition to or in lieu of our current domain name if changes in overall Internet domain name rules result in a restructuring in the current system of using domain names which include ".com," ".net," ".gov," ".edu" and other extensions.

Jurisdictions. Due to the global nature of the Internet, it is possible that, although our transmissions over the Internet originate primarily in California, the governments of other states and foreign countries might attempt to regulate our business activities. In addition, because our service is available over the Internet in multiple states and foreign countries, these jurisdictions may require us to qualify to do business as a foreign corporation in each of these states or foreign countries, which could subject us to taxes and other regulations.

Intellectual Property

Our success depends to a significant degree upon the protection of our brand names, including *Travelzoo*, *Travelzoo Top 20,* and *Weekend.com*. If we were unable to protect the *Travelzoo* and *Travelzoo Top 20* brand names, our business could be materially adversely affected. We rely upon a combination of copyright, trade secret and trademark laws to protect our intellectual property rights. The steps we have taken to protect our proprietary rights, however, may not be adequate to deter misappropriation of proprietary information.

We may not be able to detect unauthorized use of our proprietary information or take appropriate steps to enforce our intellectual property rights. In addition, the validity, enforceability and scope of protection of intellectual property in Internet-related industries is uncertain and still evolving. The laws of other countries in which we may market our services in the future are uncertain and may afford little or no effective protection of our intellectual property.

On June 21, 1999, Mr. Bartel, our founder, filed with the U.S. Patent and Trademark Office ("PTO") to register the trademark "Travelzoo" for "providing information and news in the field of travel via an on-line global communications network and travel agency services, namely making reservations and booking for transportation," "providing information and news in the field of travel via an on-line global communications network and travel agency services, namely making reservations and booking for temporary lodging," and "promoting the goods and services of others through the offer of travel goods and services and shopping club services, namely providing information on travel goods and services to members." The PTO published that mark for opposition on October 31, 2000. On January 22, 2001, Mr.

Bartel, who filed the trademark application as an individual, transferred the ownership of the pending trademark "Travelzoo" to Travelzoo Inc. The mark was registered by the PTO on January 23, 2001.

On November 2, 2000, we filed with the PTO to register the trademark "Weekend.com" for "providing information via websites on global computer networks in the field travel," "providing information via websites on global computer networks in the fields of entertainment, recreation, and sports," and "providing information via websites on global computer networks in the fields of fashion, fitness, health and exercise." The mark was registered by the PTO on November 5, 2002.

On March 18, 2002, we filed with the PTO to register the trademark "Top 20" for "promoting the goods and services of others through the offer of travel goods and services and shopping club services, namely providing information on travel goods and services to members," "providing information and news in the field of travel via an on-line global communications network and travel agency services namely making reservations and booking for transportation," and "providing information and news in the field of travel via an on-line global communications network and travel agency services, namely, making reservations and booking for temporary travel lodging." The mark was registered by the PTO in the Supplemental Register on May 13, 2003.

Employees

As of July 1, 2003, we had 30 employees, of whom 8 worked in sales, business development, and marketing, 17 in production, 1 in network operations and 4 were involved in finance, administration, and corporate operations. None of our employees is represented under collective bargaining agreements. We consider our relations with our employees to be good. Because of our anticipated further growth combined with the requirements we face as a public company, we expect that the number of our employees will continue to increase for the foreseeable future.

MANAGEMENT

The following table sets forth certain information with respect to the directors and executive officers of Travelzoo as of July 1, 2003.

Name	Age	Position
Ralph Bartel	37	President, Chief Executive Officer, and Chief Financial Officer and Chairman of the Board of Directors
Holger Bartel	36	Executive Vice President
David J. Ehrlich	40	Director
Kelly N. Ford	36	Vice President of Marketing
Steven M. Ledwith	45	Vice President of Engineering
Suzanna Mak	34	Director
Donovan Neale-May	51	Director
Lisa Su	28	Controller (Chief Accounting Officer)
Shirley Tafoya	40	Senior Vice President of Sales
Kelly M. Urso	38	Director

Ralph Bartel founded Travelzoo in May 1998 and has served as our President, Chief Executive Officer and Chairman of the Board of Directors since inception. Prior to his founding of Travelzoo, from 1996 to 1997, Mr. Bartel served as Managing Assistant at Gruner + Jahr AG, the magazine division of Bertelsmann AG. Mr. Bartel holds a Ph.D. in Communications from the University of Mainz, Germany, an MBA in Finance and Accounting from the University of St. Gallen, Switzerland, and a Master's degree in Journalism from University of Eichstaett, Germany.

Holger Bartel has served as Executive Vice President since September 1999. From 1995 to 1998, Mr. Bartel worked as an Engagement Manager at McKinsey & Company in Los Angeles. From 1992 to

1994, Mr. Bartel was a research fellow at Harvard Business School. Mr. Bartel holds an MBA in Finance and Accounting and a Ph.D. in Economics from the University of St. Gallen, Switzerland. He is the brother of Ralph Bartel.

David J. Ehrlich has served as a director since February 1999. Since February 2003, Mr. Ehrlich has been Vice President of Corporate Development for NetIQ Corporation. From 1998 to 2002, Mr. Ehrlich held the position of Vice President, Product Management and Strategic Partnering for Visual Networks, Inc. Mr. Ehrlich holds a bachelor's degree in Sociology and a master's degree in Industrial Engineering from Stanford University and an MBA from Harvard Business School.

Kelly N. Ford has served as Vice President of Marketing since December 2002. From February 2001 to December 2002, Mr. Ford worked as Director of Media Strategy and Development at America Online Inc. From January 2000 to November 2000, Mr. Ford worked as Vice President of Marketing at ISalvage.com, Inc. From 1992 to 2000, Mr. Ford worked at Campbell Soup Company as Marketing Director. Mr. Ford holds a bachelor's degree in Electrical Engineering with Computer Science Specialty from Stanford University and an MBA from INSEAD.

Steven M. Ledwith has served as Vice President of Engineering since January 2000. From January 1998 to January 2000, Mr. Ledwith worked as Senior Mechanical Engineer at Radix Technologies, Inc. Mr. Ledwith holds a bachelor's degree in Thermomechanical Engineering from University of Illinois at Chicago Circle.

Suzanna Mak has served as a director since February 1999. Since March 2000, she has been employed as a Deputy District Attorney for Yolo County. From 1998 to 1999, Ms. Mak served as a Judicial Officer at Stanford University. Ms. Mak received her bachelor's degree from Stanford University and her Juris Doctor degree from Santa Clara University.

Donovan Neale-May has served as a director since February 1999. Since 1987, Mr. Neale-May has been President of Neale-May & Partners, a strategic marketing and public relations firm with 80 full-time communications professionals headquartered in Palo Alto, California.

Lisa Su has served as Controller (Chief Accounting Officer) since October 2000. From April 1999 to September 2000, Ms. Su was a Treasury Accountant for Webvan Group, Inc. Ms. Su holds a bachelor's degree in Economics/Accounting from Claremont McKenna College and an MBA in Finance from California State University, Hayward.

Shirley Tafoya has served as Senior Vice President of Sales since May 2001. From July 1999 to March 2001, Ms. Tafoya worked as Director of Western Sales at Walt Disney Internet Group. From 1998 to 1999, Ms. Tafoya worked as Sales Manager at IDG/International Data Group. From 1994 to 1998, Ms. Tafoya worked as Director, Global Accounts, at CMP Media. Ms. Tafoya holds a bachelor's degree in Business Administration from Notre Dame de Namur University.

Kelly M. Urso has served as a director since February 1999. Since July 2003, Ms. Urso has been a principal at K. M. Urso & Company, LLC. From September 2001 to July 2003, Ms. Urso was employed as a tax attorney by Reynolds & Rowella LLP. From 1997 to 2001, Ms. Urso served as the leader of the expatriate tax group at General Electric International, Inc. Ms. Urso holds a bachelor's degree in business administration from the University of Cincinnati and a Juris Doctor degree from the Thomas M. Cooley Law School in Lansing, Michigan.

The following table shows the amount of our common stock beneficially owned as of July 1, 2003, by each director and each of our executive officers listed in the Summary Compensation Table on page 29 of this prospectus, all current directors and executive officers as a group and all persons or entities that we know to beneficially own more than 5% of our stock. In general, shares "beneficially owned" include those shares a person has or shares the power to vote, or the power to dispose of. The table also shows the number of options to purchase shares of our common stock that are exercisable, either immediately or by August 29, 2003.

	Amount of Common Stock Beneficially Owned			
Name	Number of Shares[1]	Exercisable Options[2]	Total	% of Shares Outstanding
Ralph Bartel	14,019,074	2,193,349	16,212,423	74%
Holger Bartel	16,263	—	16,263	*
David J. Ehrlich	10,006	35,000	45,006	*
Kelly N. Ford	—	—	—	—
Steven M. Ledwith	16	—	16	*
Suzanna Mak	10,006	35,000	45,006	*
Donovan Neale-May	110,000	35,000	145,000	1%
Lisa Su	6	—	6	*
Shirley Tafoya	—	—	—	—
Kelly M. Urso	10,010	35,000	45,010	*
Directors and executive officers as a group (10 persons)	14,175,381	2,333,349	16,508,730	76%

*   Represents less than 1% of the outstanding shares of common stock.

(1)   All shares are held directly.

(2)   Shares that could be acquired by exercising stock options through August 29, 2003.

Executive Compensation

The following table sets forth summary information concerning all compensation we paid each of our executive officers during the years ended December 31, 2000, 2001 and 2002.

Summary Compensation Table					
	Fiscal Year	Annual Compensation		Long Term Compensation	
Name and Principal Position		Salary ($)	Bonus ($)	Shares Underlying Options (#)[1]	All Other Compensation
Ralph Bartel	2002	$ 192,000	—	5,000	—
Chairman, President, Chief	2001	$ 192,000	$ 1,832	30,000	—
Executive Officer, and Secretary	2000	$ 168,000	$ 9,739		—
Holger Bartel	2002	$ 240,000	—		—
Executive Vice President	2001	$ 240,000	$ 1,832		—
	2000	$ 148,000	$ 9,739		—
Steven Ledwith	2002	$ 130,008	—		—
Vice President of Engineering	2001	$ 120,000	$ 1,832		—
	2000	$ 97,089	$ 5,329		—
Lisa Su	2002	$ 103,337	—		—
Controller	2001	$ 85,837	$ 1,832		—
	2000	$ 18,750	—		—
Shirley Tafoya	2002	$ 294,275	—		—
Senior Vice President of Sales	2001	$ 134,448	—		—

(1)   The options issued to Mr. Bartel during 2001 and 2002 constitute compensation for participation on the Board of Directors.

Employment Agreements

Ralph Bartel has entered into an employment agreement with us. His current employment agreement became effective on October 1, 2000 and was amended effective July 1, 2003. The agreement provides for an annual salary of $200,000 and an annual bonus of $60,000 if our budget goals are met. We may terminate the agreement with or without cause by delivering two weeks' advance written notice to Mr. Bartel. He may terminate his employment agreement with or without cause by delivering two weeks' advance written notice to us.

Mr. Bartel has agreed not to compete with us, solicit our suppliers or employees or reveal our confidential information during the term of his employment agreement and for one year thereafter. In addition, Mr. Bartel is bound by a proprietary inventions agreement which prohibits him from, among other things, disseminating or using confidential information about our business or clients in any way that would be adverse to us.

Option Grants in Last Fiscal Year

The following table contains information concerning options granted to our executive officers during fiscal year 2002:

Option Grants In Last Fiscal Year
Individual Grants

Name	Number of Securities Underlying Options Granted (#)	% of Total Options Granted to Employees in 2001	Exercise Price ($/Sh)	Expiration Date	Grant Date Present Value [1] ($)
Ralph Bartel	5,000	100%	$3.00	3/25/12	$0.06

(1) The value of the options was derived using the Black-Scholes option pricing model in accordance with rules and regulations of the SEC and is not intended to forecast the market value or future appreciation of our common share price. The Black-Scholes model was used with the following assumptions: dividend yield of 0%; expected volatility of 51%; risk-free interest rate of 4.5%; expected life of 5 years; and an underlying value of the common stock at the date of grant of $0.56. Such share value was calculated using assumptions approved by our management, which were based on our estimated earnings for 2001 before merger expenses, various assumed multiples of price to earnings per share with different probabilities assigned to each, and also taking into account our estimated book value per share.

Option Exercises and Year-End Values

The following table contains information concerning options exercised by our executive officers during fiscal year 2002 and unexercised options held on December 31, 2002:

Name	Shares Acquired on Exercise	Value Realized ($)	Number of Securities Underlying Unexercised Options at FY-end		Value of Unexercised in-the-money Options at FY end ($)[1]	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Ralph Bartel	—	—	2,193,349	0	$6,540,047	$0

(1) Calculated by (A) determining the difference between (1) the average of the high and low trading prices per share of Travelzoo's common stock on December 31, 2002 and (2) the exercise price of the option and (B) multiplying such difference by the total number of shares under option, net of the aggregate value of all option exercise proceeds.

Stock Option Plan

We do not currently have any stock option plan or other equity based compensation plans in effect.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information regarding the ownership of our common stock by the selling stockholders and the shares being offered under this prospectus.

The shares being offered by Ralph Bartel as shown below are being sold pursuant to an underwriting agreement with Wedbush Morgan Securities, Inc. as described under "Plan of Distribution" on page 39. The shares held by the other selling stockholders, all of which we believe are charitable organizations, represent shares which were contributed to those organizations by Mr. Bartel.

The percentage owned prior to and after the offering reflects the outstanding common shares at the time of the initial registration statement of which this prospectus is a part. The amount and percentage owned after the offering assumes the sale of all of the common stock being registered on behalf of the selling stockholders.

Selling Stockholder	Ownership Prior to Offering		Shares Offered Hereby	Ownership After the Offering	
	Shares	%		Shares	%
Ralph Bartel (1)	14,019,074	72%	300,000	13,719,074	71%
Wedbush Morgan Securities, Inc. (2)	—	—	30,000	—	—
Academy Foundation	100	*	100	0	—
Adler Planetarium	100	*	100	0	—
Alvin Ailey Dance Foundation Inc.	100	*	100	0	—
American Center For Wine Food And The Arts	100	*	100	0	—
American Conservatory Theatre Foundation	100	*	100	0	—
American Council Of Learned Societies	100	*	100	0	—
American Film Institute Inc.	100	*	100	0	—
American Friends of the Israel Museum	100	*	100	0	—
American Museum of Natural History	100	*	100	0	—
American Ort Inc.	100	*	100	0	—
American Printing House For The Blind Inc.	100	*	100	0	—
Anchorage Museum Foundation	100	*	100	0	—
Arts & Science Council Charlotte Mecklenburg Inc.	100	*	100	0	—
Arts Center Foundation Inc.	100	*	100	0	—
Asian Art Museum Foundation of San Francisco	100	*	100	0	—
Association For Supervision And Curriculum Development	100	*	100	0	—
Auditorium Theatre Council	100	*	100	0	—
Aunt Martha's Youth Service Center Inc.	100	*	100	0	—
Ballet Theatre Foundation Inc.	100	*	100	0	—
Baltimore Museum Of Art Inc.	100	*	100	0	—
Berger Collection Education Tr	100	*	100	0	—
Berkeley Repertory Theatre	100	*	100	0	—
Big Apple Circus Ltd.	100	*	100	0	—
Boston Ballet Inc.	100	*	100	0	—
Brooklyn Academy Of Music Inc.	100	*	100	0	—
Brooklyn Institute of Arts and Sciences	100	*	100	0	—
Buffalo Bill Memorial Association	100	*	100	0	—
California Academy of Science	100	*	100	0	—
California Institute Of The Arts	100	*	100	0	—
Carnegie Hall Corp.	100	*	100	0	—
Carnegie Hall Society Inc.	100	*	100	0	—
Carnegie Institute	100	*	100	0	—
Center For The Arts And Sciences Of West Virginia Inc.	100	*	100	0	—
Center Theatre Group Of Los Angeles	100	*	100	0	—
Chautauqua Institution	100	*	100	0	—
Chicago Theatre Group Inc.	100	*	100	0	—

Selling Stockholder	Ownership Prior to Offering		Shares Offered Hereby	Ownership After the Offering	
	Shares	%		Shares	%
Children's Museum Of Indianapolis Inc.	100	*	100	0	—
Christian Broadcasting Network Inc.	100	*	100	0	—
Christus Health Ark-La-Tex	100	*	100	0	—
Cincinnati Institute of Fine Arts	100	*	100	0	—
Cincinnati Museum Center For Natural And Cultural History And	100	*	100	0	—
Cincinnati Symphony Orchestra	100	*	100	0	—
Cleveland Institute Of Music	100	*	100	0	—
Cleveland Museum of Art	100	*	100	0	—
Close Up Foundation	100	*	100	0	—
Colonial Williamsburg Foundation	100	*	100	0	—
Columbus Association For The Performing Arts Inc.	100	*	100	0	—
Community Television Foundation Of S Florida Television Station WPBT	100	*	100	0	—
Concordia Publishing House	100	*	100	0	—
Connecticut Public Broadcasting Inc.	100	*	100	0	—
Corporacion De Puerto Rico Para La Difusion Publica	100	*	100	0	—
Corporation for Public Broadcasting	100	*	100	0	—
Corporation of the Fine Arts Museums	100	*	100	0	—
Dallas Museum Art	100	*	100	0	—
Dallas Summer Musicals Inc.	100	*	100	0	—
Dallas Symphony Association Inc.	100	*	100	0	—
Denver Art Museum Inc.	100	*	100	0	—
Denver Center for the Performing Arts	100	*	100	0	—
Denver Museum Of Natural History	100	*	100	0	—
Detroit Educational Television Foundation WTVS - Channel 56 In Detroit	100	*	100	0	—
Detroit Institute of Arts Founders Society	100	*	100	0	—
Detroit Symphony Orchestra Hall	100	*	100	0	—
Dia Center For The Arts Inc.	100	*	100	0	—
Eastern National	100	*	100	0	—
Eastern Washington State Historical Society	100	*	100	0	—
Edison Institute	100	*	100	0	—
Editorial Projects In Education Inc.	100	*	100	0	—
Educational Broadcasting Corp.	100	*	100	0	—
Educational Media Foundation	100	*	100	0	—
English Language Institute In China	100	*	100	0	—
Farmers Museum Inc.	100	*	100	0	—
Fine Arts Museums Foundation	100	*	100	0	—
Fort Worth Symphony Orchestra Association Inc.	100	*	100	0	—
Fox Cities Performing Arts Center Inc	100	*	100	0	—
Franklin County Historical Society	100	*	100	0	—
Franklin Institute	100	*	100	0	—
Frist Center For The Visual Inc.	100	*	100	0	—
Georgia O'Keeffe Museum	100	*	100	0	—
Global Evangelism Television Inc.	100	*	100	0	—
God's World Publications Inc.	100	*	100	0	—
Greater Cincinnati Television Educational Foundation	100	*	100	0	—
Greater Washington Educational Telecommunications Association Inc.	100	*	100	0	—
Guthrie Theatre Foundation	100	*	100	0	—
Harvard Business School Publishing Corp.	100	*	100	0	—
Historic Hudson Valley	100	*	100	0	—
Historical Society Of Western Pennsylvania	100	*	100	0	—

Selling Stockholder	Ownership Prior to Offering		Shares Offered Hereby	Ownership After the Offering	
	Shares	%		Shares	%
Horace Bushnell Memorial Hall Corp.	100	*	100	0	—
Houston Ballet Foundation	100	*	100	0	—
Houston Grand Opera Association Inc.	100	*	100	0	—
Houston Livestock Show & Rodeo Inc.	100	*	100	0	—
Houston Museum Of Natural Science	100	*	100	0	—
Houston Symphony Society	100	*	100	0	—
Huntington Theatre Company Inc.	100	*	100	0	—
In Touch Ministries Inc.	100	*	100	0	—
Indiana Historical Society	100	*	100	0	—
Indianapolis Museum of Art Inc.	100	*	100	0	—
Insight For Living	100	*	100	0	—
Inspirational Network Inc.	100	*	100	0	—
Interlochen Center for the Arts	100	*	100	0	—
Internews Network	100	*	100	0	—
Intrepid Museum Foundation Inc.	100	*	100	0	—
Isabella Stewart Gardner Museum Inc.	100	*	100	0	—
Jack Van Impe Ministries	100	*	100	0	—
Jewish Community Center of Cleveland	100	*	100	0	—
Jewish Museum	100	*	100	0	—
Juilliard School	100	*	100	0	—
Kansas City Art Institute	100	*	100	0	—
Kennedy Center Inc.	100	*	100	0	—
Kennedy-Donovan Center Inc.	100	*	100	0	—
Kvie Inc	100	*	100	0	—
Liberty Science Center Inc.	100	*	100	0	—
Lila Acheson and DeWitt Wallace Fund for Lincoln Center	100	*	100	0	—
Lincoln Center for the Performing Arts Inc.	100	*	100	0	—
Los Angeles Children's Museum	100	*	100	0	—
Los Angeles Opera Company	100	*	100	0	—
Luther Home Of Mercy	100	*	100	0	—
Lyric Opera of Chicago	100	*	100	0	—
Maine Public Broadcasting Corp.	100	*	100	0	—
Manhattan School Of Music	100	*	100	0	—
Manhattan Theater Club Inc.	100	*	100	0	—
Matrix Charitable Institute Inc	100	*	100	0	—
Media Research Center Inc.	100	*	100	0	—
Metropolitan Museum of Art	100	*	100	0	—
Metropolitan Opera Guild Inc.	100	*	100	0	—
Michigan Opera Theatre	100	*	100	0	—
Milwaukee Art Museum Inc.	100	*	100	0	—
Milwaukee Public Museum Inc.	100	*	100	0	—
Milwaukee World Festival Inc.	100	*	100	0	—
Minnesota Historical Society	100	*	100	0	—
Minnesota Orchestral Association	100	*	100	0	—
Minnesota Public Radio Inc.	100	*	100	0	—
Mission Without Borders International	100	*	100	0	—
Missouri Historical Society Jefferson Memorial Building	100	*	100	0	—
Modern Language Association Of America	100	*	100	0	—
Montalvo Association	100	*	100	0	—
Mount Vernon Ladies Association Of The Union	100	*	100	0	—
Museum Of Contemporary Art	100	*	100	0	—
Museum Of Contemporary Art San Diego	100	*	100	0	—

Selling Stockholder	Ownership Prior to Offering		Shares Offered Hereby	Ownership After the Offering	
	Shares	%		Shares	%
Museum of Fine Arts	100	*	100	0	—
Museum of Fine Arts Houston	100	*	100	0	—
Museum of Modern Art	100	*	100	0	—
Museum of Science	100	*	100	0	—
Museum Of Television And Radio	100	*	100	0	—
Music Performance Trust Fund	100	*	100	0	—
Musical Arts Association	100	*	100	0	—
Mystic Seaport Museum Inc.	100	*	100	0	—
National Captioning Institute Inc	100	*	100	0	—
National Cowboy Hall of Fame & Western Heritage Center	100	*	100	0	—
National Gallery of Art	100	*	100	0	—
National Public Radio Inc	100	*	100	0	—
National Society Of The Daughters Of The American Revolution	100	*	100	0	—
National Trust for Historic Preservation in the US	100	*	100	0	—
National Underground Railroad Freedom Center Inc.	100	*	100	0	—
Nevada Museum Of Art Inc.	100	*	100	0	—
New Jersey Performing Arts Center Corp.	100	*	100	0	—
New Jersey Symphony Orchestra	100	*	100	0	—
New Orleans Jazz & Heritage Foundation Inc.	100	*	100	0	—
New York City Ballet Inc.	100	*	100	0	—
New York City Opera Inc	100	*	100	0	—
New York Foundation For The Arts Inc.	100	*	100	0	—
Newark Museum Association	100	*	100	0	—
North Carolina Performing Arts Center At Charlotte Foundation	100	*	100	0	—
North Texas Public Broadcasting Inc.	100	*	100	0	—
Ohio Historical Society	100	*	100	0	—
Old Salem Inc.	100	*	100	0	—
Oral Roberts Evangelistic Association	100	*	100	0	—
Ordway Center For The Performing Arts	100	*	100	0	—
Oregon Shakespeare Festival Association	100	*	100	0	—
Oregon Symphony Association	100	*	100	0	—
Oxford University Press Inc.	100	*	100	0	—
Pacific Northwest Ballet Association	100	*	100	0	—
Pacific Science Center Foundation	100	*	100	0	—
Pact Inc.	100	*	100	0	—
Paper Mill Playhouse	100	*	100	0	—
Peabody Essex Museum Inc.	100	*	100	0	—
Pennsylvania Academy Of The Fine Arts	100	*	100	0	—
Petersen Automotive Museum Foundation	100	*	100	0	—
Philadelphia Museum of Art	100	*	100	0	—
Philadelphia Orchestra Association	100	*	100	0	—
Philharmonic Center For The Arts Inc.	100	*	100	0	—
Philharmonic-Symphony Society of New York Inc.	100	*	100	0	—
Phillips Collection	100	*	100	0	—
Pittsburgh Symphony Society	100	*	100	0	—
Playwrights Horizons Inc.	100	*	100	0	—
Polynesian Cultural Center	100	*	100	0	—
Portland Art Museum	100	*	100	0	—
Preservation Society Of Newport County	100	*	100	0	—
Princeton University Press	100	*	100	0	—
Providence Performing Arts Center	100	*	100	0	—

Selling Stockholder	Ownership Prior to Offering		Shares Offered Hereby	Ownership After the Offering	
	Shares	%		Shares	%
Public Radio International Inc.	100	*	100	0	—
Radio Free Asia	100	*	100	0	—
Radio Free Europe/Radio Liberty (RFE/RL) Inc.	100	*	100	0	—
Ravinia Festival Association	100	*	100	0	—
Raymond F. Kravis Center For The Performing Arts Inc.	100	*	100	0	—
Recording For The Blind & Dyslexic Inc.	100	*	100	0	—
Regional Performing Arts Center Inc.	100	*	100	0	—
Rms Foundation Inc.	100	*	100	0	—
Robert W. Woodruff Arts Center Inc.	100	*	100	0	—
Rochester Broadway Theatre League Inc.	100	*	100	0	—
Rocky Mountain Public Broadcasting Network Inc.	100	*	100	0	—
Roundabout Theatre Company Inc.	100	*	100	0	—
Saint Paul Chamber Orchestra Society	100	*	100	0	—
Salvador Dali Museum Inc.	100	*	100	0	—
Santa Fe Opera	100	*	100	0	—
School Of American Ballet Inc.	100	*	100	0	—
Seattle Symphony Orchestra Inc	100	*	100	0	—
Seattle Theatre Group	100	*	100	0	—
Sesame Workshop	100	*	100	0	—
Solomon R. Guggenheim Foundation	100	*	100	0	—
South Florida Annenberg Challenge Inc.	100	*	100	0	—
St. Louis Science Center Foundation	100	*	100	0	—
St. Louis Symphony Society	100	*	100	0	—
Starlight Theatre Association Of Kansas City Inc.	100	*	100	0	—
Steppenwolf Theater Co.	100	*	100	0	—
Sterling & Francine Clark Art Institute	100	*	100	0	—
Summer Institute of Linguistics Inc.	100	*	100	0	—
Tax Analysts	100	*	100	0	—
Tennessee Performing Arts Center Management Corp.	100	*	100	0	—
The American Ireland Fund	100	*	100	0	—
The Institute Of Moralogy	100	*	100	0	—
The Pittsburgh Trust For Cultural Resources	100	*	100	0	—
The Shakespeare Theatre	100	*	100	0	—
Theater Live Inc.	100	*	100	0	—
Theatre Development Fund Inc.	100	*	100	0	—
Thomas Jefferson Foundation Inc.	100	*	100	0	—
Toledo Museum of Art	100	*	100	0	—
Trinity Christian Center of Santa Ana Inc.	100	*	100	0	—
Trustees Of Reservations	100	*	100	0	—
Twin Cities Public Television Inc.	100	*	100	0	—
UM Foundation Inc.	100	*	100	0	—
University of Minnesota Foundation	100	*	100	0	—
US Space Camp Foundation	100	*	100	0	—
Utah Symphony Society	100	*	100	0	—
Virginia Museum Of Fine Arts Foundation	100	*	100	0	—
Vivian Beaumont Theater Inc.	100	*	100	0	—
Wadsworth Atheneum	100	*	100	0	—
Washington Drama Society Inc.	100	*	100	0	—
WGBH Educational Foundation	100	*	100	0	—
Whitney Museum Of American Art	100	*	100	0	—
WHYY Inc.	100	*	100	0	—
Window To The World Communications Inc	100	*	100	0	—
WITF Inc.	100	*	100	0	—

Selling Stockholder	Ownership Prior to Offering		Shares Offered Hereby	Ownership After the Offering	
	Shares	%		Shares	%
Wolf Trap Foundation For The Performing Arts..............	100	*	100	0	—
Woodlands Center For The Performing Arts....................	100	*	100	0	—
Worcester Art Museum	100	*	100	0	—
World Golf Foundation Inc.	100	*	100	0	—
WQED Pittsburgh..	100	*	100	0	—

* Less than 1%

(1) Mr. Bartel is our Chief Executive Officer and President. He was also the Chief Executive Officer and President of our predecessor corporation, Travelzoo.com Corporation. If the overallotment option and the warrant held by Wedbush Morgan Securities, Inc. are exercised, Mr. Bartel will own 13,644,074 shares and will hold 70% of our outstanding common stock. Based on the number of shares issued as of June 30, 2003 in the merger with Travelzoo Bahamas, Mr. Bartel's shares represent 92% of the outstanding shares.

(2) Mr. Bartel granted Wedbush Morgan Securities, Inc. a warrant to purchase 30,000 shares of common stock held by Mr. Bartel, subject to adjustment, at a price per share equal to 120% of the public offering price set forth on the cover page of this prospectus. The warrant is exercisable for any or all of such shares, at any time beginning on the first anniversary of the date of this prospectus and expiring five years from the date of this prospectus. In addition to including such shares in the registration statement relating to this prospectus, Travelzoo has granted Wedbush Morgan Securities, Inc. certain registration rights with respect such shares. Other than such shares and the shares of our common stock being acquired in this offering, Wedbush Morgan Securities, Inc. currently owns no shares, or rights to acquire shares, of our common stock. See "Plan of Distribution."

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock is subject to the Delaware General Corporation Law and to provisions contained in our Certificate of Incorporation and By-laws.

General

We are authorized to issue 40,000,000 shares of our common stock, $.01 par value, and 5,000,000 shares of undesignated preferred stock, $.01 par value.

Common Stock

The holders of our common stock are entitled to one vote per share on all matters to be voted upon by our stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of our common stock are entitled to receive such dividends, if any, as may be declared from time to time by our board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of our preferred stock, if any, then outstanding. The holders of our common stock have no preemptive or conversion rights or other subscription rights.

Preferred Stock

Our board of directors has the authority, without action by the stockholders, to designate and issue our preferred stock in one or more series and to designate the rights, preferences and privileges of each series, which may be greater than the rights of our common stock. It is not possible to state the actual effect of the issuance of any shares of our preferred stock upon the rights of holders of our common stock until the board of directors determines the specific rights of the holders of our preferred stock. However, the effects might include:

- restricting dividends on our common stock;
- diluting the voting power of our common stock;
- impairing the liquidation rights of our common stock; or
- delaying or preventing a change of control of us without further action by our stockholders.

No shares of our preferred stock are outstanding, and we have no present plans to issue any shares of our preferred stock.

Anti-Takeover Effects of Our Certificate of Incorporation and By-laws and Delaware Law

Some provisions of Delaware law and our certificate of incorporation and by-laws could make the following more difficult:

- acquisition of us by means of a tender offer;
- acquisition of us by means of a proxy contest or otherwise; or
- removal of our incumbent officers and directors.

These provisions are intended to discourage coercive takeover practices and inadequate takeover bids. These provisions also are designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us and outweigh the disadvantages of discouraging such proposals because negotiation of such proposals could result in an improvement of their terms.

Stockholder Meetings

Under our by-laws, only our Chairman of the Board, our President or our board of directors may call special meetings of our stockholders.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our by-laws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors.

Delaware Anti-Takeover Law

Section 203 of the Delaware General Corporation Law generally prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless the "business combination" or the transaction in which the person became an interested stockholder is approved in a prescribed manner. A "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation's voting stock. Section 203 may have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, and may discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

No Cumulative Voting

Our certificate of incorporation and by-laws do not provide for cumulative voting in the election of directors.

Undesignated Preferred Stock

The authorization of undesignated preferred stock makes it possible for our board of directors to issue our preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes of control of our management.

PRICE RANGE OF COMMON STOCK AND DIVIDEND INFORMATION

Our common stock is included on the OTC Bulletin Board under the symbol "TVZO." The following table shows, for the periods indicated, the high and low sale prices per share of the common stock based on published financial sources.

	High	Low
2002		
Third Quarter	$6.00	$3.00
Fourth Quarter	7.00	6.00
2003		
First Quarter	5.00	4.00
Second Quarter	5.60	4.00

Dividends

We have not paid any dividends on our common stock in the past and do not expect to pay dividends in the foreseeable future. We currently intend to retain future earnings to finance the expansion or our business. The payment of dividends will be at the discretion of our board of directors and will depend upon factors such as future earnings, capital requirements, our financial condition and general business conditions.

PLAN OF DISTRIBUTION

Underwriting

Subject to the terms and conditions of the underwriting agreement among the Company, Ralph Bartel, our Chief Executive Officer, and Wedbush Morgan Securities, Inc. (the "Underwriter"), a copy of which is filed as an exhibit to the registration statement relating to this prospectus, the Underwriter has agreed to purchase from Mr. Bartel and Mr. Bartel has agreed to sell to the Underwriter, an aggregate of 300,000 shares of common stock ("Mr. Bartel's Offered Shares"). The selling stockholders other than Mr. Bartel are not parties to the Underwriting Agreement, and the Underwriter is not purchasing the shares of common stock offered hereby by such other selling stockholders.

The Underwriting Agreement provides that the obligation of the Underwriter to purchase Mr. Bartel's Offered Shares is subject to certain conditions precedent and that the Underwriter will purchase all of Mr. Bartel's Offered Shares if any of such shares are purchased.

Mr. Bartel has granted the Underwriter an option, exercisable not later than 45 days after the date of this prospectus, to purchase up to an additional 45,000 shares of common stock held by Mr. Bartel. This option may be exercised in whole or in part from time to time during the 45-day period after the date of this prospectus. To the extent that the Underwriter exercises such option, Mr. Bartel will be obligated, pursuant to the option, to sell such shares to the Underwriter. The Underwriter may exercise such option only to cover overallotments made in connection with the sale of Mr. Bartel's Offered Shares offered hereby. If purchased, the Underwriter will offer such additional shares on the same terms as those on which Mr. Bartel's Offered Shares are being offered.

The Underwriting Agreement contains covenants of indemnity and contribution among the Company, Mr. Bartel and the Underwriter with respect to certain liabilities, including liabilities under the Securities Act of 1933.

We and Mr. Bartel have been advised by the Underwriter that the Underwriter proposes to offer Mr. Bartel's Offered Shares to the public at the public offering price set forth on the cover page of this prospectus. After this offering, the offering price and other selling terms may be changed by the Underwriter.

In accordance with the Underwriting Agreement, we have agreed to pay or reimburse the Underwriter for certain of the Underwriter's out-of-pocket expenses, including fees and expenses of the Underwriter's counsel. Such expenses are estimated to be approximately $100,000. In addition, Mr. Bartel has agreed to grant the Underwriter a warrant to purchase 30,000 shares of common stock held by Mr. Bartel, subject to adjustment, at a price per share equal to 120% of the public offering price set forth on the cover page of this prospectus. The warrant is exercisable for any or all of such shares, at any time beginning on the first anniversary of the date of this prospectus and expiring five years from the date of this prospectus. In addition to including such shares in the registration statement relating to this prospectus, the Company has granted the Underwriter certain registration rights with respect such shares.

The following table summarizes the compensation and estimated expenses the Company and Mr. Bartel will pay to or for the benefit of the Underwriter:

	Per Share	Total Without Over-Allotment	Total With Over-Allotment
By the Company:			
Underwriting Discounts and Commissions	N/A	N/A	N/A
Expenses	$ 0.33	$100,000.00	$ 115,000.00
By Mr. Bartel:			
Underwriting Discounts and Commissions	$ ___	$ _____	$ _____
Expenses	$ 0.00	$ 0.00	$ 0.00
Warrant (1)	$ ___	$_____	$ _____

(1) Calculated in accordance with Rules of Fair Practice of the National Association of Securities Dealers, Inc., based on the number of shares and exercise price, at 2.25% of the public offering price set forth on the cover page of this prospectus.

To facilitate this offering, the Underwriter may engage in transactions that stabilize, maintain or otherwise affect the market price of our common stock. Specifically, the Underwriter may overallot shares of our common stock in connection with this offering, thereby creating a short position in the Underwriter's account. Additionally, to cover such overallotments or to stabilize the market price of our common stock, the Underwriter may bid for, and purchase, shares of our common stock at a level above that which might otherwise prevail in the open market. The Underwriter is not required to engage in these activities, and, if commenced, may discontinue such activities at any time. The Underwriter may also reclaim selling concessions allowed to a dealer if the Underwriter repurchases shares distributed by that dealer.

The Underwriter has advised us that it may engage in passive market-making transactions in our common stock in accordance with rules promulgated by the SEC. In general, a passive market-maker may not bid for or purchase shares of common stock at a price that exceeds the highest independent bid. In addition, the net daily purchases made by any passive market-maker generally may not exceed 30% of its average daily trading volume in our common stock during a specified two-month prior period or 200 shares, whichever is greater. A passive market-maker must identify passive market-making bids as such. Passive market-making may have the effect of stabilizing or maintaining the market price of our common stock at a level above that which might otherwise prevail in the open market. The underwriter is not required to engage in passive market-making and, if commenced, may discontinue such activities at any time.

The Company, our directors, officers and certain of our stockholders have agreed that we will not, directly or indirectly, offer, sell or otherwise dispose of, any of our common stock (other than common stock included in this offering) or any securities convertible into or exchangeable for, or any rights to purchase or acquire, common stock of the Company for 180 days after the date of this prospectus without the prior written consent of the Underwriter.

The Underwriter has performed and may continue to perform certain financial advisory services for us and our subsidiaries.

Selling Stockholders other than Mr. Bartel

In addition to the sales of shares pursuant to the underwriting arrangements described above, the selling stockholders other than Mr. Bartel may sell the shares in one or more transactions (which may include "block" transactions) on the OTC Bulletin Board in negotiated transactions, through the settlement of short sales or in a combination of such methods of sales, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The selling stockholders other than Mr. Bartel may effect such transactions by selling the shares directly to purchasers, or may sell to or through agents, dealers or underwriters designated from time to time, and such agents, dealers or underwriters may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchaser(s) for whom they may act as agent or to whom they may sell as principals, or both. The selling stockholders other than Mr. Bartel and any agents, dealers or underwriters that act in connection with the sale of the shares of our common stock might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any discount or commission received by them and any profit on the resale of the shares as principal might be deemed to be underwriting discounts or commissions under the Securities Act.

In connection with sales of the remaining shares of common stock or otherwise, the selling stockholders other than Mr. Bartel may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the common stock in the course of hedging in positions they assume. The selling stockholders other than Mr. Bartel may also sell shares of common stock short and deliver shares of common stock to close out short positions, or loan or pledge shares of common stock to broker-dealers that in turn may sell such shares. If the selling stockholders other than Mr. Bartel effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, brokers-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, brokers-dealers or agents may be in excess of those customary in the types of transactions involved). Any commissions, discounts or other fees payable to a broker, dealer, underwriter, agent or market maker in connection with the sale of any of the remaining shares will be borne by the selling stockholders.

At the time a particular offering of the remaining shares of common stock, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholder and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

LEGAL MATTERS

Bryan Cave LLP, St. Louis, Missouri, as our counsel, has issued an opinion as to the legality of the common stock. Milbank, Tweed, Hadley & McCloy LLP, Los Angeles, California, will pass upon certain legal matters for the underwriter in connection with this offering.

EXPERTS

The consolidated balance sheets of Travelzoo Inc. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2002 have been included herein in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of that firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION ABOUT US

We have filed a registration statement, of which this prospectus is a part, with the SEC under the Securities Act with respect to the common stock offered in this offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, parts of which are omitted as permitted by the rules and regulations of the SEC. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete. For further information pertaining to us and our common stock, we refer you to our registration statement and the exhibits thereto, copies of which may be inspected without charge at the SEC's public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Information concerning the operation of the Commission's public reference room is available by calling the SEC at 1-800-SEC-0330. Copies of all or any part of the registration statement may be obtained at prescribed rates from the SEC. The SEC also makes our filings available to the public on its Internet site (http://www.sec.gov). Quotations relating to our common stock appear on the OTC Bulletin Board, and such reports, proxy statements and other information concerning us can also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

We file annual, quarterly and special reports, proxy statements and other information with the SEC. Such periodic reports, proxy and information statements and other information are available for inspection and copying at the public reference facilities and Internet site of the SEC referred to above.

DOCUMENTS INCORPORATED BY REFERENCE

We incorporate by reference into this prospectus the information in documents we file with the SEC, which means we can disclose important information to you through those documents. The information incorporated by reference is an important part of this prospectus. Some information contained in this prospectus updated the information incorporated by reference and some information not in any file subsequently with the SEC with automatically update this prospectus. We incorporate by reference:

- our Annual Report on Form 10-K for the year ended December 31, 2002, filed with the SEC on March 28, 2003;

- our Quarterly Report on Form 10-Q for the period ended March 31, 2003, filed with the SEC on May 6, 2003;

- our Quarterly Report on Form 10-Q for the period ended June 30, 2003, filed with the SEC on July __, 2003;

- our Current Report on Form 8-K, filed with the SEC on January 30, 2003; and

- our registration statement on Form 8-A filed on January 30, 2003 registering our common stock under Section 12(g) of the Securities Exchange Act of 1934, including any amendments or reports filed for the purposes of updating the description of the common stock.

We also incorporate by reference any filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the filing of this registration statement that contains this prospectus and before the time that all of the Securities offered in this prospectus are sold.

To the extent that any statement in this prospectus is inconsistent with any statement that is incorporated by reference and that was made on or before the date of this prospectus, the statement in this prospectus shall control. The incorporated statement shall not be deemed, except as modified or superceded, to constitute a part of this prospectus or the registration statement of which this prospectus is a part. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, we refer you to the copy of each contract or document filed as an exhibit to the registration statement of which this prospectus is a part.

You may request, either orally or in writing, and we will provide, a copy of those filings at no cost by contacting Ralph Bartel, our Chief Executive Officer, at Travelzoo Inc., 590 Madison Avenue, 21st Floor, New York, New York 10022, or by calling (212) 521-4202.

We have not authorized anyone to give any information or to make any representation concerning this offering except the information and representations which are contained in this prospectus or which are incorporated by reference in this prospectus. If anyone gives or makes any other information or representation, you should not rely on it. This prospectus is not an offer to sell, or a solicitation of an offer to purchase, any securities other than those to which it relates, nor does it constitute an offer to sell or a solicitation of an offer to purchase by any person in any circumstances in which an offer or solicitation is unlawful. You should not interpret the delivery of this prospectus or any sale made hereunder as an indication that there has been no change in our affairs since the date of this prospectus. You should also be aware that the information in this prospectus may change after this date.

TRAVELZOO INC.

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Travelzoo Inc.

We have audited the accompanying consolidated balance sheets of Travelzoo Inc. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Travelzoo Inc. and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

/s/   KPMG LLP

Mountain View, California
January 13, 2003

F-2

TRAVELZOO INC.

CONSOLIDATED BALANCE SHEETS

	December 31,	
	2002	2001

ASSETS

Current assets:		
Cash and cash equivalents	$1,258,273	$ 609,919
Accounts receivable, less allowance for doubtful accounts of $55,925 and $55,228 as of December 31, 2002 and December 31, 2001, respectively	1,311,399	892,337
Deposits	22,339	32,508
Prepaid expenses and other current assets	114,909	18,179
Deferred income taxes	81,313	65,051
Total current assets	2,788,233	1,617,994
Deposits	64,923	—
Deferred income taxes	32,054	15,298
Property and equipment, net	142,091	137,200
Intangible assets, net	212,293	360,238
Total assets	$3,239,594	$2,130,730

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:		
Accounts payable	$ 442,349	$ 175,351
Accrued expenses	547,680	284,318
Deferred revenue	19,179	86,721
Income tax payable	439,432	646,457
Total liabilities	1,448,640	1,192,847
Commitments		
Stockholders' equity:		
Preferred stock, $0.01 par value; 5,000,000 shares authorized	—	—
Common stock, $0.01 par value; 40,000,000 shares authorized, 19,425,147 shares issued and outstanding both years	194,251	194,251
Additional paid-in capital	(116,078)	(116,078)
Retained earnings	1,712,781	859,710
Total stockholders' equity	1,790,954	937,883
Total liabilities and stockholders' equity	$3,239,594	$2,130,730

See accompanying notes to consolidated financial statements

TRAVELZOO INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,		
	2002	**2001**	**2000**
Revenues:			
Advertising	$9,847,516	$6,141,456	$3,852,066
Commissions	304	6,482	97,451
Total revenues	9,847,820	6,147,938	3,949,517
Cost of revenues	351,169	304,081	282,195
Gross profit	9,496,651	5,843,857	3,667,322
Operating expenses:			
Sales and marketing	5,726,557	3,274,747	1,484,495
General and administrative	2,293,846	1,354,088	1,201,982
Merger expenses	54,538	332,721	231,303
Total operating expenses	8,074,941	4,961,556	2,917,780
Income from operations	1,421,710	882,301	749,542
Interest income	3,971	2,702	—
Income before income taxes	1,425,681	885,003	749,542
Income taxes	572,610	521,268	387,856
Net income	$ 853,071	$ 363,735	$ 361,686
Net income per share:			
Basic and diluted net income per share	$ 0.04	$ 0.02	$ 0.02
Shares used in computing basic net income per share	19,425,147	19,425,147	19,372,791
Shares used in computing diluted net income per share	19,896,353	19,425,147	19,466,810

See accompanying notes to consolidated financial statements

TRAVELZOO INC.

CONSOLIDATED STATEMENTS Of STOCKHOLDERS' EQUITY
Years Ended December 31, 2002, 2001 and 2000

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
	Shares	Amount			
Balances, December 31, 1999	19,285,147	$192,851	$(132,851)	$ 134,289	$ 194,289
Issuance of common stock upon exercise of options	70,000	700	2,800	—	3,500
Stock-based compensation expense	—	—	9,221	—	9,221
Issuance of common stock to directors ..	70,000	700	4,752	—	5,452
Net income	—	—	—	361,686	361,686
Balances, December 31, 2000	19,425,147	194,251	(116,078)	495,975	574,148
Net income	—	—	—	363,735	363,735
Balances, December 31, 2001	19,425,147	$194,251	$(116,078)	$ 859,710	$ 937,883
Net income	—	—	—	853,071	853,071
Balances, December 31, 2002	19,425,147	$194,251	$(116,078)	$1,712,781	$1,790,954

See accompanying notes to consolidated financial statements

F-3

TRAVELZOO INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
	2002	2001	2000
Cash flows from operating activities:			
Net income	$ 853,071	$363,735	$ 361,686
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	194,373	138,628	54,914
Deferred income taxes	(33,018)	28,196	(93,381)
Provision for losses on accounts receivable	14,571	(88,507)	135,144
Loss on disposal of property and equipment	—	567	4,212
Stock-based compensation expense	—	—	9,221
Non-cash revenues	(3,410)	(16,449)	—
Changes in operating assets and liabilities:			
Accounts receivable	(433,633)	(19,870)	(591,562)
Deposits	(54,754)	78,244	(102,566)
Prepaid expenses and other current assets	(96,730)	92,819	(92,765)
Accounts payable	266,998	(1,541)	113,086
Accrued expenses	263,362	60,839	133,975
Deferred revenue	5,295	11,384	(3,300)
Income tax payable	(207,025)	122,653	479,881
Net cash provided by operating activities	769,100	770,698	408,545
Cash flows from investing activities:			
Purchases of property and equipment	(120,746)	(31,365)	(227,589)
Purchases of intangible assets	—	(125,000)	(200,000)
Net cash used in investing activities	(120,746)	(156,365)	(427,589)
Cash flows from financing activities:			
Proceeds from issuance of common stock	—	—	3,500
Loans from principal stockholder	—	—	50,000
Repayment of loans from principal stockholder	—	(50,000)	—
Cash (used in) provided by financing activities	—	(50,000)	53,500
Net increase in cash and cash equivalents	648,354	564,333	34,456
Cash and cash equivalents at beginning of year	609,919	45,586	11,130
Cash and cash equivalents at end of year	$1,258,273	$609,919	$ 45,586
Supplemental disclosure of cash flow information:			
Cash paid for income taxes net refunds received	$ 812,653	$385,102	$ 1,356
Non cash investing activities:			
Intangible asset acquired for future advertising Services	$ —	$ 89,286	$ —
Reduction in carry amounts of intangible asset and deferred revenue	$ (69,427)	—	$ —

See accompanying notes to consolidated financial statements

TRAVELZOO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002, 2001, and 2000

(1) Summary of Significant Accounting Policies

(a) Description of Business and Basis of Presentation

The consolidated financial statements include the accounts of Travelzoo Inc. and its wholly-owned subsidiaries (the "Company" or "Travelzoo"). All significant intercompany accounts and transactions have been eliminated in consolidation. The Company publishes the *Travelzoo* website, the *Travelzoo Top 20* e-mail newsletter, and the *Weekend.com* e-mail newsletter which provide advertising opportunities for the travel industry.

The Company was formed as a result of a combination and merger of entities founded by the Company's majority stockholder, Mr. Ralph Bartel. In 1998, Mr. Bartel founded Travelzoo.com Corporation, a Bahamas corporation, which also issued 5,155,874 shares via the Internet to approximately 700,000 stockholders ("the Netsurfer stockholders") for no cash consideration. In 1998, Mr. Bartel also founded Silicon Channels Corporation, a California corporation, to operate the *Travelzoo* website. During 2001, Travelzoo Inc. was formed as a subsidiary of Travelzoo.com Corporation, and Mr. Bartel contributed all of the outstanding shares of Silicon Channels to Travelzoo Inc. in exchange for 8,129,273 shares of Travelzoo Inc. and options to acquire an additional 2,158,349 shares at $1.00. The merger was accounted for as a combination of entities under common control using "as-if pooling-of-interests" accounting. Under this method of accounting, the assets and liabilities of Silicon Channels Corporation and Travelzoo Inc. were carried forward to the combined company at their historical costs. In addition, all prior period financial statements of Travelzoo Inc. were restated to include the combined results of operations, financial position and cash flows of Silicon Channels Corporation.

During January 2001, the Board of Directors of Travelzoo.com Corporation proposed that Travelzoo.com Corporation be merged with Travelzoo Inc. whereby Travelzoo Inc. would be the surviving entity. On March 15, 2002, the stockholders of Travelzoo.com Corporation approved the merger with Travelzoo Inc. On April 25, 2002, the certificate of merger was filed in Delaware upon which the merger became effective and Travelzoo.com Corporation was dissolved. Each outstanding share of common stock of Travelzoo.com Corporation was converted into the right to receive one share of common stock of Travelzoo Inc. Stockholders have a period of two years to receive shares of Travelzoo Inc. Travelzoo.com Corporation had 11,295,874 shares outstanding. As of December 31, 2002, 6,791,612 shares of Travelzoo.com Corporation had been exchanged for shares of Travelzoo Inc. The remaining 4,504,262 shares of Travelzoo Inc. that may be exchanged are included in the issued and outstanding common stock of Travelzoo Inc. and earnings per share calculations. The merger was accounted for as a combination of entities under common control using "as-if pooling-of-interests" accounting. Under this method of accounting, the assets and liabilities of Travelzoo.com Corporation and Travelzoo Inc. were carried forward at their historical costs. In addition, all prior period financial statements of Travelzoo Inc. were restated to include the combined results of operations, financial position and cash flows of Travelzoo.com Corporation. The restated results of Travelzoo Inc. are identical to the combined results of Travelzoo.com Corporation and Travelzoo Inc.

(b) Revenue Recognition

Revenue consists of advertising sales and commissions from e-commerce transactions. Advertising revenues are derived principally from the sale of display advertising, classified advertising, and banner advertising on the *Travelzoo* website and in the *Travelzoo Top 20* e-mail newsletter. Commissions are generated from bookings of travel services through customer advertising on the *Travelzoo* website.

Advertising revenues are recognized in the period in which the advertisement is displayed, provided that evidence of an arrangement exists, the fees are fixed or determinable, no significant obligations remain at the end of the period, and collection of the resulting receivable is deemed probable. If fixed-fee advertising is

TRAVELZOO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

displayed over a term greater than one month, revenues are recognized ratably over the period. To the extent that any minimum guaranteed impressions are not met during the contract period, the Company defers recognition of the corresponding revenues until the guaranteed impressions are achieved. Fees for banner advertising and other variable-fee advertising arrangements are recognized based on the number of impressions displayed or clicks delivered during the period.

The Company had outsourced part of its advertising sales and production activities to DoubleClick, Inc. ("DoubleClick"). Under the terms of the agreement with DoubleClick, the Company received a portion of the revenue received by DoubleClick from customers for the display of advertising on the *Travelzoo* website. The Company recorded these revenues on a net basis. The gross revenue received by DoubleClick from advertising on the *Travelzoo* website was $82,939, $600,454, and $430,130 for the years ended December 31, 2002, 2001, and 2000 respectively. The Company's share of this income, which has been recorded as revenue, was $38,354, $332,736, and $231,885 for the years ended December 31, 2002, 2001, and 2000 respectively. The agreement with DoubleClick was canceled as of August 23, 2002.

Revenues from advertising barter transactions are recognized in the period during which the advertisements are displayed on the *Travelzoo* website. Expenses from barter transactions are recognized in the period during which the advertisements are displayed on the barter partner's website. Barter transactions are recorded at the fair value of the advertising provided based on cash received by the Company for transactions involving similar types of advertising during the six months preceding the transaction in accordance with Emerging Issues Task Force (EITF) Issue No. 99-17, *Accounting for Advertising Barter Transactions*. The amounts included in advertising revenues and sales and marketing expenses for barter transactions were $-0-, $-0-, and $37,000 for the years ended December 31, 2002, 2001, and 2000, respectively.

Commissions are recorded as the net amount received by the Company and are recognized in the period in which the commissions earned are reported to the Company by the e-commerce partner.

(c) Net Income Per Share

Net income per share has been calculated in accordance with SFAS No. 128, *Earnings per Share*. Basic net income per share is computed using the weighted-average number of common shares outstanding for the period. Diluted net income per share is computed by adjusting the weighted-average number of common shares for the effect of potential common shares outstanding during the period. Potential common shares included in the diluted calculation consist of incremental shares issuable upon the exercise of outstanding stock options calculated using the treasury stock method.

TRAVELZOO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table sets forth the calculation of basic and diluted income per share:

	Year Ended December 31,		
	2002	2001	2000
Basic net income per share:			
Net income	$ 853,071	$ 363,735	$ 361,686
Weighted average common shares	19,425,147	19,425,147	19,372,791
Basic net income per share	$ 0.04	$ 0.02	$ 0.02
Diluted net income per share:			
Net income	$ 853,071	$ 363,735	$ 361,686
Weighted average common shares	19,425,147	19,425,147	19,372,791
Effect of dilutive securities-stock options	471,206	—	94,019
Weighted average common and potential common shares	19,896,353	19,425,147	19,466,810
Diluted net income per share	$ 0.04	$ 0.02	$ 0.02

For the year ended December 31, 2001, all outstanding stock options were excluded from the calculation of diluted earnings per share because their effect was antidilutive.

(d) Use of Estimates

Management of the Company have made a number of estimates and assumptions relating to the reporting of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

(e) Property and Equipment

Property and equipment consisted of the following:

	December 31,	
	2002	2001
Computer hardware and software	$249,801	$182,461
Office equipment	141,266	95,063
	391,067	277,524
Less accumulated depreciation	248,976	140,324
Total	$142,091	$137,200

TRAVELZOO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(f) Intangible Assets

Intangible assets consist of the following:

	December 31,	
	2002	2001
Acquired amortized intangible assets:		
Internet domain names	$344,857	$414,286
Less accumulated amortization	132,564	54,048
Total	$212,293	$360,238

Amortization expense was $78,518, $50,714, and $3,333 for the years ended December 31, 2002, 2001 and 2000, respectively.

In October 2001, the Company completed the acquisition of the *Weekends.com* domain name. As consideration for the purchase, the Company paid the seller $125,000 and agreed to provide a minimum number of clicks to the seller's other websites through advertising placed on the *Travelzoo* website. The fair value of the advertising services of $89,286 was determined based on the cash price of similar advertising services and recorded as deferred revenue. The revenue was recognized as the clicks were delivered. During the years ended December 31, 2002 and 2001, $3,410 and $16,449 of revenues related to this arrangement were recognized. The agreement with the seller to provide advertising services expired on September 30, 2002. As such, $69,427 of advertising was not delivered and the carrying amounts of the intangible asset and related deferred revenue were reduced accordingly.

Estimated future amortization expense related to intangible assets at December 31, 2002 is as follows:

2003	$ 65,500
2004	65,500
2005	62,167
2006	19,126
	$212,293

(g) Advertising Costs

Advertising costs (including barter advertising) amounted to $3,960,464, $2,264,488 and $1,161,800 for the years ended December 31, 2002, 2001, and 2000, respectively. During the years ended December 31, 2002, 2001 and 2000, $546,214, $492,672 and $256,920, respectively, of advertising services were purchased from the Company's customers under non-barter arrangements.

(h) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are recognized for deductible temporary differences, along with net operating loss carryforwards and credit carryforwards, if it is more likely than not that the tax benefits will be realized. To the extent a deferred tax asset cannot be recognized under the preceding criteria, allowances must be established. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

(i) Impairment of Long-Lived Assets

The Company accounts for long-lived assets in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 144, *Impairment of Long-Lived Assets.* SFAS No. 144 requires an impairment loss to be recognized on assets to be held and used if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows. The amount of the impairment loss is measured as the difference between the carrying amount and the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

(j) Stock-Based Compensation

As allowed under SFAS No. 123, *Accounting for Stock-Based Compensation,* the Company has elected to follow Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees,* and related interpretations in accounting for fixed plan stock awards to employees. Deferred stock-based compensation for options granted to employees is determined as the excess of the fair value of the common stock over the exercise price on the date options were granted. Stock-based compensation is amortized over the vesting period of the individual award.

Had all stock-based compensation awards granted to employees and directors been accounted for using the fair value based method net income and net income share would have been adjusted to the amounts reported in the following table.

	Year Ended December 31,		
	2002	**2001**	**2000**
Net income as reported	$853,071	$363,735	$361,686
Stock-based compensation included in determination of net income	—	—	9,221
Stock-based compensation determined under the fair-value based method	(1,908)	(56,182)	(11,765)
Pro-forma net income as if the fair value based method had been applied to all awards	$851,163	$307,553	$359,142
Pro-forma basic and diluted net income per share as if the fair value based method had been applied to all awards	$ 0.04	$ 0.02	$ 0.02

The fair value of options granted was calculated as of the grant date using the Black-Scholes method with the following assumptions:

	2002	**2001**	**2000**
Numbers of options granted	33,589	210,000	70,000
Grant date fair value of options	$ 0.06	$ 0.27	$ 0.17
Grant date fair value of the common stock	$ 0.56	$ 0.39	$ 0.18
Expected life of the option (in years)	5	10	10
Annual volatility	51%	85%	85%
Risk-free interest rates	4.5%	4.5%	4.5%
Dividend Rate	—	—	—

(k) Website Development Costs

Prior to June 30, 2000, website development costs were expensed as incurred. The Company adopted EITF Issue No. 00-02, *Accounting for Website Development Costs,* on June 30, 2000. The adoption of EITF

Issue No. 00-02 did not have a significant impact on the combined financial statements. Subsequent to the adoption of EITF No. 00-02, no internal website development costs that qualify for capitalization have been incurred.

(l) Recent Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, *Business Combinations* and SFAS No. 142, *Goodwill and Other Intangible Assets*. SFAS No. 141 provides guidance on the accounting for a business combination at the date a business combination is completed. The statement requires the use of the purchase method of accounting for all business combinations initiated after June 30, 2001, thereby eliminating use of the pooling-of-interests method. The Company adopted SFAS No. 141 on July 1, 2001. The adoption did not have an effect on the combined financial statements. SFAS No. 142 provides guidance on how to account for goodwill and intangible assets after an acquisition is completed. The most substantive change is that goodwill will no longer be amortized but instead will be tested for impairment periodically. The Company adopted SFAS No. 142 as of the beginning of 2002 and the effect of adoption did not have a material impact on the condensed consolidated financial statements.

In August 2001, the Financial Accounting Standards Board issued SFAS No. 143, *Accounting for Asset Retirement Obligations*. SFAS No. 143 addresses financial accounting and reporting for obligations associated with retirement of tangible long-lived assets and the associated retirement costs. The Company will adopt SFAS No. 143 at the beginning of 2003, and the adoption is not expected to have a material impact on the combined financial statements.

In October 2001, the Financial Accounting Standards Board issued SFAS No. 144, *Impairment of Long-Lived Assets*. SFAS No. 144 supersedes SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of*. SFAS No. 144 retains the requirements of SFAS No. 121 to (a) recognize an impairment loss only if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows and (b) measure an impairment loss as the difference between the carrying amount and the fair value of the asset. SFAS No. 144 removes goodwill from its scope. SFAS No. 144 is applicable to the Company's financial statements beginning in 2002. The adoption of this statement did not have a material impact on the consolidated financial statements.

In April 2002, the Financial Accounting Standards Board issued SFAS No. 145, *Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections*. SFAS No. 145 rescinds the requirement that all gains and losses from extinguishment of debt be classified as an extraordinary item. Additionally, SFAS No. 145 requires that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. SFAS No. 145 is effective for the Company beginning in 2003, and the effect of adoption is not expected to have a material impact on the consolidated financial statements.

In July 2002, the FASB issued Statement No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*. This Statement requires recording costs associated with exit or disposal activities at their fair values when a liability has been incurred. Under previous guidance, certain exit costs were accrued upon management's commitment to an exit plan, which is generally before an actual liability has been incurred. The requirements of this Statement are effective prospectively for exit or disposal activities initiated after December 31, 2002; however, early application of the Statement is encouraged. The Company's adoption of Statement 146 will not have a material impact on its historical financial position or results of operations.

In November 2002, the FASB issued Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Guarantees of Indebtedness of Others* ("FIN 45"). FIN 45 requires the Company to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in the issuance of the guarantee. The disclosure requirements effective for the year ending

TRAVELZOO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2002, expand the disclosures required by a guarantor about its obligation under a guarantee. The adoption of the disclosure requirements of this statement did not impact the Company's financial position, results of operations or cash flows.

In December 2002, the FASB issued Statement No. 148, *Accounting for Stock-Based Compensation.* This statement provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company has adopted the new disclosure requirements of this statement.

In January 2003, the FASB issued Interpretation No. 46, *Consolidation of Variable Interest Entities* ("FIN 46"). The interpretation provides guidance for determining when a primary beneficiary should consolidate a variable interest entity or equivalent structure, that functions to support the activities of the primary beneficiary. The interpretation is effective as of the beginning of Company's third quarter of 2003 for variable interest entities created before February 1, 2003. The adoption of this statement is not expected to impact the Company's financial position, results of operations or cash flows.

(2) Commitments

The Company leases office space in Mountain View, California, and in New York, New York, under operating leases which expire on December 31, 2003 and June 30, 2004, respectively. The future minimum rental payments under these operating leases as of December 31, 2002, total $556,940 and $197,940 for 2003 and 2004, respectively. Rent expense was $471,766, $302,355 and $154,498 for the years ended December 31, 2002, 2001, and 2000, respectively.

(3) Allowance for Doubtful Accounts

The details of changes to the allowance for doubtful accounts are as follows:

Balance at December 31, 1999	$ 10,000
Additions — charged to costs and expenses	135,144
Balance at December 31, 2000	145,144
Deductions — credited to costs and expenses, net	(88,507)
Deductions — write-offs	(1,409)
Balance at December 31, 2001	55,228
Additions — charged to costs and expenses, net	14,572
Deductions — write-offs	(13,875)
Balance at December 31, 2002	$ 55,925

(4) Income Taxes

Income tax expense (benefit) for the years ended December 31, 2002, 2001, and 2000 consisted of the following:

	Current	Deferred	Total
2002:			
Federal	$453,851	$(26,836)	$427,015
State	151,777	(6,182)	145,595
	$605,628	$(33,018)	$572,610
2001:			
Federal	$384,153	$ 21,846	$405,999
State	108,669	6,350	115,019
Foreign	250	—	250
	$493,072	$ 28,196	$521,268
2000:			
Federal	$380,265	$(79,706)	$300,559
State	100,722	(13,675)	87,047
Foreign	250	—	250
	$481,237	$(93,381)	$387,856

Income tax expense for the years ended December 31, 2002, 2001, and 2000, differed from the amounts computed by applying the U.S. federal statutory tax rate applicable to the Company's level of pretax income as a result of the following:

	2002	2001	2000
Federal tax at statutory rates	$485,714	$307,423	$254,844
State taxes, net of federal income tax benefit	96,093	99,146	57,451
Foreign taxes	—	250	250
Non-deductible merger expenses and other	(9,197)	114,449	75,311
Total income tax expense	$572,610	$521,268	$387,856

The tax effects of temporary differences that give rise to significant portions of the Company's deferred tax assets and liabilities as of December 31, 2002, and 2001, are as follows:

	2002	2001
Deferred tax assets:		
Accruals and allowances	$ 39,204	$28,104
State income taxes	36,733	36,948
Capitalized start-up costs	760	1,531
Property and equipment	—	3,968
Intangible assets	$ 39,462	$13,073
Gross deferred tax assets	116,159	83,624
Deferred tax liabilities:		
State income taxes	$ —	$(3,275)
Property and equipment	(2,792)	—
Gross deferred tax liabilities	(2,792)	(3,275)
Net deferred tax assets	$113,367	$80,349

No valuation allowance has been recorded for the deferred tax assets because management believes that the Company is more likely than not to generate sufficient future taxable income to realize the related tax benefits.

(5) Stockholders' Equity

As of December 31, 2002 the authorized capital stock of Travelzoo Inc. comprised 40,000,000 shares of $.01 par value common stock and 5,000,000 shares of $.01 par value preferred stock. As of December 31, 2002 19,425,147 shares of common stock and no shares of preferred stock were issued and outstanding. During 2000, the Company granted to an employee options to purchase 334,676 shares of common stock with an exercise price of $0.05 and a two-year vesting period. In September 2000, upon the termination of the employee, 70,000 options were fully vested under the original terms of the grant and the remaining unvested options were forfeited. The Company recorded stock-based compensation in 2000 of $9,221 based on the intrinsic value of the options that vested. The 70,000 vested options were exercised in September 2000.

As described in note 1(a), as part of the consideration exchanged for the outstanding shares of Silicon Channels Corporation, the Company also issued to the majority stockholder in January 2001 fully vested and exercisable options to acquire 2,158,349 shares of common stock. The options have an exercise price of $1.00 and expire in January 2011.

In October 2001, the Company granted to each director fully vested and exercisable options to purchase 30,000 shares of common stock with an exercise price of $2.00 for their services as a director in 2000 and 2001. A total of 210,000 options were granted. The options expire in October 2011.

In March 2002, Travelzoo Inc. granted to each director fully vested and exercisable options to purchase 5,000 shares of common stock with an exercise price of $3.00 for their services as a director in 2002. A total of 35,000 options were granted. In October 2002, 1,411 options were forfeited upon the resignation of a director. All other options are vested as of December 31, 2002. The options expire in March 2012.

(6) Significant Customer Information and Segment Reporting

SFAS No. 131, *Disclosure about Segments of an Enterprise and Related Information*, establishes standards for the reporting by business enterprises of information about operating segments, products and services, geographic areas, and major customers. The method for determining what information to report is based on the way that management organizes the operating segments within a company for making operational decisions and assessing performance. As of December 31, 2002, the Company has one operating segment: online advertising.

Significant customer information is as follows:

| | Percentage of Total Revenue | | | Percent of Accounts Receivable | |
| | Year Ended December 31, | | | December 31, | |
Customer	2002	2001	2000	2002	2001
A	*	*	*	12%	*
B........................	13%	15%	22%	*	19%
C	*	*	11%	—	—
D	*	13%	*	—	15%
E........................	14%	*	—	21%	11%

All of the above customers are located in the United States of America.

---

* Less than 10%

TRAVELZOO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(7) Unaudited Quarterly Information

The following represents unaudited quarterly financial data for 2002 and 2001.

	Quarters Ended							
	Dec 31, 2002	Sept 30, 2002	June 30, 2002	Mar 31, 2002	Dec 31, 2001	Sept 30, 2001	June 30, 2001	Mar 31, 2001
	(In thousands)							
Revenues:								
Advertising	$3,132	$2,538	$2,211	$1,966	$1,723	$1,574	$1,537	$1,308
Commissions	—	—	—	—	—	1	3	3
Total revenues	3,132	2,538	2,211	1,966	1,723	1,575	1,540	1,311
Cost of revenues	89	90	86	86	79	74	75	77
Gross profit	3,043	2,448	2,125	1,880	1,644	1,501	1,465	1,234
Operating expenses:								
Sales and marketing . . .	1,904	1,510	1,316	996	1,115	920	790	450
General and administrative	647	522	562	562	418	373	366	197
Merger expenses	—	—	—	55	29	62	113	128
Total operating expenses	2,551	2,032	1,878	1,613	1,562	1,355	1,269	775
Income from operations . .	492	416	247	267	82	146	196	459
Interest income	2	1	—	1	1	1	1	—
Income before income taxes	494	417	247	268	83	147	197	459
Income taxes	168	171	101	133	68	86	127	241
Net income	$ 326	$ 246	$ 146	$ 135	$ 15	$ 61	$ 70	$ 218
Basic and diluted net income per share	$ .02	$ .01	$ .01	$ —	$ —	$ —	$ .01	$ .01

TRAVELZOO INC.
Condensed Consolidated Balance Sheets
(Unaudited)

	June 30, 2003	December 31, 2002
Assets		
Current assets:		
Cash and cash equivalents	$2,343,037	$1,258,273
Accounts receivable, less allowance for doubtful accounts of $96,778 and $55,925 as of June 30, 2003 and December 31, 2002, respectively	1,696,472	1,311,399
Deposits	108,188	22,339
Prepaid expenses and other current assets	140,383	114,909
Deferred income taxes	81,313	81,313
Total current assets	4,369,393	2,788,233
Deposits	—	64,923
Deferred income taxes	32,054	32,054
Property and equipment, net	105,318	142,091
Intangible assets, net	179,543	212,293
Total assets	$4,686,308	$3,239,594
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 552,548	$ 442,349
Accrued expenses	836,262	547,680
Deferred revenue	24,865	19,179
Income tax payable	500,669	439,432
Total liabilities	1,914,344	1,448,640
Commitments		
Stockholders' equity:		
Common stock	194,251	194,251
Additional paid-in capital	(116,078)	(116,078)
Retained earnings	2,693,791	1,712,781
Total stockholders' equity	2,771,964	1,790,954
Total liabilities and stockholders' equity	$4,686,308	$3,239,594

See accompanying notes to unaudited condensed consolidated financial statements.

TRAVELZOO INC.
Condensed Consolidated Statements of Operations
(Unaudited)

	Three months ended June 30,		Six months ended June 30,	
	2003	2002	2003	2002
Revenues	4,291,359	2,211,180	8,004,936	4,177,204
Cost of revenues	81,031	86,171	164,169	172,000
Gross profit	4,210,328	2,125,009	7,840,767	4,005,204
Operating expenses:				
Sales and marketing	2,294,521	1,316,213	4,218,442	2,312,316
General and administrative	903,119	562,298	1,959,803	1,124,616
Merger expenses	—	—	—	54,538
Total operating expenses	3,197,640	1,878,511	6,178,245	3,491,470
Income from operations	1,012,688	246,498	1,662,522	513,734
Interest income	3,084	350	5,137	1,487
Income before income taxes	1,015,772	246,848	1,667,659	515,221
Income taxes	419,375	100,968	686,649	233,601
Net income	$ 596,397	$ 145,880	$ 981,010	$ 281,620
Basic net income per share	$ 0.03	$ 0.01	$ 0.05	$ 0.01
Diluted net income per share	$ 0.03	$ 0.01	$ 0.05	$ 0.01
Shares used in computing basic net income per share	19,425,147	19,425,147	19,425,147	19,425,147
Shares used in computing diluted net income per share ...	20,498,665	19,425,147	20,501,602	19,425,147

See accompanying notes to unaudited condensed consolidated financial statements.

TRAVELZOO INC.
Condensed Consolidated Statements of Cash Flows
(Unaudited)

	Six months ended June 30,	
	2003	2002
Cash flows from operating activities:		
Net income	$ 981,010	$ 281,620
Adjustments to reconcile net income to net cash (used in) provided by operating activities:		
Depreciation and amortization	87,940	88,685
Provision for losses on accounts receivable	40,853	36,791
Loss on disposal of property and equipment	415	—
Non-cash revenues	—	(3,410)
Changes in operating assets and liabilities:		
Accounts receivable	(425,926)	(257,485)
Deposits	(20,926)	(29,227)
Prepaid expenses and other current assets	(25,474)	(39,354)
Accounts payable	110,199	(21,358)
Accrued expenses	288,582	106,134
Deferred revenue	5,686	13,296
Income tax payable	61,237	(307,259)
Net cash provided by (used in) operating activities	1,103,596	(131,567)
Cash flows from investing activities:		
Purchases of property and equipment	(18,832)	(98,818)
Net cash used in investing activities	(18,832)	(98,818)
Net increase (decrease) in cash and cash equivalents	1,084,764	(230,385)
Cash and cash equivalents at beginning of period	1,258,273	609,919
Cash and cash equivalents at end of period	$2,343,037	$ 379,534
Supplemental disclosure of cash flow information:		
Cash paid for income taxes	$ 625,412	$ 540,860

See accompanying notes to unaudited condensed consolidated financial statements.

1) **Basis of Presentation**

The accompanying unaudited condensed consolidated financial statements have been prepared by Travelzoo Inc. (the "Company" or "Travelzoo") in accordance with the rules and regulations of the Securities and Exchange Commission (SEC). Certain information and footnote disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles in the United States of America have been condensed or omitted in accordance with such rules and regulations. In the opinion of management, the accompanying unaudited condensed consolidated financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial position of the Company, and its results of operations and cash flows. These condensed consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements and related notes as of and for the year ended December 31, 2002, included in the Company's Form 10-K filed with the SEC on March 28, 2003.

The consolidated financial statements include the accounts of Travelzoo and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

The results of operations for the six months ended June 30, 2003 are not necessarily indicative of the results that may be expected for the year ending December 31, 2003 or any other future period, and the Company makes no representations related thereto.

During January 2001, the Board of Directors of Travelzoo.com Corporation proposed that Travelzoo.com Corporation be merged with Travelzoo Inc. whereby Travelzoo Inc. would be the surviving entity. On March 15, 2002, the stockholders of Travelzoo.com Corporation approved the merger with Travelzoo Inc. On April 25, 2002, the certificate of merger was filed in Delaware upon which the merger became effective and Travelzoo.com Corporation was dissolved. Each outstanding share of common stock of Travelzoo.com Corporation was converted into the right to receive one share of common stock of Travelzoo Inc. Former stockholders of Travelzoo.com Corporation have a period of two years to receive shares of Travelzoo Inc. Travelzoo.com Corporation had 11,295,874 shares outstanding. As of June 30, 2003, 7,148,184 shares of Travelzoo.com Corporation had been exchanged for shares of Travelzoo Inc. The remaining 4,147,690 shares of Travelzoo Inc. that may be exchanged are included in the issued and outstanding common stock of Travelzoo Inc. and the calculations of basic and diluted earnings per share. The merger was accounted for as a combination of entities under common control using "as-if pooling-of-interests" accounting. Under this method of accounting, the assets and liabilities of Travelzoo.com Corporation and Travelzoo Inc. were carried forward to the combined company at their historical costs. In addition, all prior period financial statements of Travelzoo Inc. were restated to include the combined results of operations, financial position and cash flows of Travelzoo.com Corporation. The restated results for Travelzoo Inc. are identical to the combined results of Travelzoo.com Corporation and Travelzoo Inc.

2) **Revenue Recognition**

Substantially all revenue consists of advertising sales. Advertising revenues are derived principally from the sale of advertising on the *Travelzoo* website and in the *Travelzoo Top 20* e-mail newsletter.

Advertising revenues are recognized in the period in which the advertisement is displayed, provided that evidence of an arrangement exists, the fees are fixed and determinable, no significant obligations remain at the end of the period, and collection of the resulting receivable is deemed probable. Where collectibility is not probable, the revenue will be recognized upon cash collection, provided that the other criteria for revenue recognition have been met. If fixed-fee advertising is displayed over a term greater than one month, revenues are recognized ratably over the period. To the extent that any minimum guaranteed impressions are not met during the contract period, the Company defers recognition of the corresponding revenues until the guaranteed impressions are achieved. Fees for banner advertising and other variable-fee advertising arrangements are recognized based on the number of impressions displayed or clicks delivered during the period.

The Company had outsourced part of its advertising sales and production activities to DoubleClick, Inc. ("DoubleClick"). The agreement with DoubleClick was canceled as of August 23, 2002. Under the terms of the agreement with DoubleClick, the Company received a portion of the revenue received by DoubleClick from clients for the display of advertising on the *Travelzoo* website. The Company records these revenues on a net basis. The gross revenue received by DoubleClick from advertising on the *Travelzoo* website was $-0- and $45,521 for the six months ended June 30, 2003 and 2002, respectively. The Company's share of this income, which has been recorded as revenue, was $-0- and $20,394 for the six months ended June 30, 2003 and 2002, respectively.

Commissions are recorded as the net amount received by the Company and are recognized in the period in which the commissions earned are reported to the Company by the e-commerce partner.

In October 2001, the Company completed the acquisition of the *Weekends.com* domain name. As consideration for the purchase, the Company paid the seller $125,000 in cash and agreed to provide a minimum number of clicks to the seller's other websites through advertising placed on the *Travelzoo* website. The fair value of the advertising services of $89,286 was determined based on the cash price of similar advertising services and recorded as deferred revenue. The revenue is being recognized as the clicks are delivered, and $3,410 of such revenue was recognized for the six months ended June 30, 2002. The agreement with the seller to provide advertising services expired on September 30, 2002. As such, $69,427 of advertising was not delivered and the carrying amounts of the intangible asset and related deferred revenue were reduced accordingly.

3)   **Stock-based Compensation**

The Company adopted Statement of Financial Accounting Standards No. 148, *Accounting for Stock-Based Compensation – Transition and Disclosure,* during the quarter ended March 31, 2003. As required under Statement of Financial Accounting Standards No. 123, *Accounting for Stock-Based Compensation*, and Statement of Financial Accounting Standards No. 148, *Accounting for Stock-Based Compensation Transition and Disclosure*, the pro forma effects of stock-based compensation on net income and net earnings per common share have been estimated at the time of grant using the Black-Scholes option-pricing model.

For purposes of pro forma disclosures, the estimated fair value of the options is assumed to be amortized to expense over the options' vesting periods. The pro forma effects of recognizing compensation expense under the fair value method on net income and net earnings per common share were as follows:

	Six months ended June 30,		
	2003		**2002**
Net income as reported	$ 981,010	$	281,620
Stock-based compensation included in determination of net income	—		—
Stock-based compensation determined under the fair-value based method	—		(954)
Pro-forma net income as if the fair value based method had been applied to all awards	$ 981,010	$	280,666
Pro-forma basic and diluted net income per share as if the fair value based method had been applied to all awards	$ 0.05	$	0.01

The fair value of options granted was calculated as of the grant date using the Black-Scholes method with the following assumptions:

	2003		2002
Numbers of options granted	—		33,589
Grant date fair value of options	—		0.06
Grant date fair value of the common stock	$ —	$	0.56
Expected life of the option (in years)	—		5
Annual volatility	—		51%
Risk-free interest rates	—		4.5%
Dividend rate	—		—

4)   Net Income Per Share

Net income per share has been calculated under SFAS No. 128, *Earnings per Share*. Basic net income per share is computed by dividing the net income by the weighted-average number of common shares outstanding for the period. Diluted net income per share is computed by dividing net income by the weighted-average number of common shares and potential common shares outstanding during the period. Potential common shares included in the diluted calculation consists of incremental shares issuable upon the exercise of outstanding stock options calculated using the treasury stock method.

The following table sets forth the calculation of basic and diluted net income per share:

	Three months ended June 30,		Six months ended June 30,	
	2003	2002	2003	2002
Basic net income per share:				
Net income	$ 596,397	$ 145,880	$ 981,010	$ 281,620
Weighted average common shares	19,425,147	19,425,147	19,425,147	19,425,147
Basic net income per share	$ 0.03	$ 0.01	$ 0.05	$ 0.01
Diluted net income per share:				
Net income	$ 596,397	$ 145,880	$ 981,010	$ 281,620
Weighted average common shares	19,425,147	19,425,147	19,425,147	19,425,147
Effect of dilutive securities stock options	1,073,518	—	1,076,455	—
Diluted weighted average common shares	20,498,665	19,425,147	20,501,602	19,425,147
Diluted net income per share	$ 0.03	$ 0.01	$ 0.05	$ 0.01

For the three and six months ended June 30, 2002, all outstanding stock options were excluded from the calculation of diluted earnings per share because their effect was antidilutive.

5) Commitments

The Company leases office space in Mountain View, California, New York, New York and Miami, Florida, under operating leases which expire on December 31, 2003, June 30, 2004 and May 31, 2004, respectively. The future minimum rental payments under these operating leases as of June 30, 2003 and December 31, 2002 total $626,463 and $556,940, respectively. The future lease payments consist of $359,362 of payments due in 2003 and $267,101 of payments due in 2004.

6) Significant Customer Information and Segment Reporting

SFAS No. 131, *Disclosure about Segments of an Enterprise and Related Information*, establishes standards for the reporting by business enterprises of information about operating segments, products and services, geographic areas, and major customers. The method for determining what information to report is based on the way that management organizes the operating segments within a company for making operational decisions and assessing performance. As of June 30, 2003, the Company has one operating segment.

Significant customer information is as follows:

	Percent of revenues		Percent of accounts receivable	
	Six months ended June 30,		June 30,	
Customer	2003	2002	2003	2002
A	13%	17%	21%	22%
B	—	*	—	12%
C	10%	15%	17%	17%

All of the above customers are located in the United States of America.

* Less than 10%

7)   **Recent Accounting Pronouncements**

In August 2001, the Financial Accounting Standards Board issued SFAS No. 143, *Accounting for Asset Retirement Obligations*. SFAS No. 143 addresses financial accounting and reporting for obligations associated with retirement of tangible long-lived assets and the associated retirement costs. SFAS No. 143 is effective for the Company beginning in 2003 and the adoption of this statement did not have a material impact on the consolidated financial statements.

In April 2002, the Financial Accounting Standards Board issued SFAS No. 145, *Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections*.   SFAS No. 145 rescinds the requirement that all gains and losses from extinguishment of debt be classified as an extraordinary item. Additionally, SFAS No. 145 requires that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. SFAS No. 145 is effective for the Company beginning in 2003, and the effect of adoption did not have a material impact on the consolidated financial statements.

In January 2003, the FASB issued Interpretation No. 46, *Consolidation of Variable Interest Entities* ("FIN 46").   The interpretation provides guidance for determining when a primary beneficiary should consolidate a variable interest entity or equivalent structure, that functions to support the activities of the primary beneficiary.   The interpretation is effective as of the beginning of the Company's third quarter of 2003 for variable interest entities created before February 1, 2003. The Company holds no interest in any variable interest entities. Accordingly, the adoption of this statement is currently not expected to have a material impact on the consolidated financial statements.

No dealer, salesperson or any other person has been authorized to give any information or to make any representations other than those contained in this Prospectus in connection with the offer contained herein, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or the Underwriter. This Prospectus does not constitute an offer of any securities other than those to which it relates or any offer to sell, or a solicitation of an offer to buy, those to which it relates in any state to any person to whom it is not lawful to make such offer in such state. The delivery of this Prospectus at any time does not imply that the information herein is correct as of any time subsequent to its date.

_____

TABLE OF CONTENTS

Until _____, 2003, all dealers that effect transactions in the Common Stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

354,700 Shares



Common Stock

_____

PROSPECTUS
_____

WEDBUSH MORGAN SECURITIES

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

The following table sets forth the expenses (other than underwriting discounts and commissions), which other than the SEC registration fee are estimates, payable by the Registrant in connection with the sale and distribution of the shares registered hereby[**]:

SEC Registration Fee	$203.72[*]
Accounting Fees and Expenses	_____[*]
Legal Fees and Expenses	_____[*]
Miscellaneous Expenses	_____
Total	$_____[*]

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[*]   Estimated
[**]   The selling stockholders will pay any sales commissions or underwriting discount and fees incurred in connection with the sale of shares registered hereunder.

Item 15. Indemnification of Directors and Officers

The Delaware General Corporation Law permits the indemnification by a Delaware corporation of its directors, officers, employees and other agents against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than derivative actions which are by or in the right of the corporation) if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard of care is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with defense or settlement of such an action and requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation.

As permitted by Delaware law, the Registrant's certificate of incorporation provides that no director of the Registrant will be personally liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (a) for any breach of duty of loyalty to the Registrant or to its stockholders, (b) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the Delaware General Corporation Law, or (d) for any transaction from which the director derived an improper personal benefit.

The Registrant's certificate of incorporation further provides that the Registrant must indemnify its directors and executive officers and may indemnify its other officers and employees and agents to the fullest extent permitted by Delaware law. The Registrant believes that indemnification under its certificate of incorporation covers negligence and gross negligence on the part of indemnified parties.

The Registrant has entered into indemnification agreements with each of its directors and officers. These agreements, among other things, require the Registrant to indemnify such directors and officers for certain expenses (including attorneys' fees), judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of the Registrant, arising out of such person's services as a director or officer of the Registrant, any subsidiary of the Registrant or any other company or enterprise to which the person provides services at the request of the Registrant.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to such provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Act and is therefore unenforceable.

Item 16. Exhibits

Exhibit Number	Description
1.1	Form of Underwriting Agreement
5.1	Opinion of Bryan Cave LLP regarding the validity of the Common Stock
10.1	Form of Warrant
10.2	Form of Registration Rights Agreement *
23.1	Consent of KPMG LLP
23.2	Consent of Bryan Cave LLP (included in Exhibit 5.1)
24.1	Power of Attorney (included on signature page)

* To be filed by amendment

Item 17. Undertakings

(a) The undersigned registrant hereby undertakes:

(1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on July 22, 2003.

TRAVELZOO INC.

By: /s/ Ralph Bartel

Ralph Bartel, Chairman of the Board, Chief Executive Officer and Chief Financial Officer

POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints Ralph Bartel as his or her true and lawful attorney in fact and agent for him or her and on his or her behalf and in his or her name, place and stead, in any and all capacities to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with exhibits and any and all other documents filed with respect thereto, with the Securities and Exchange Commission (or any other governmental or regulatory authority), granting unto said attorney full power and authority to do and to perform each and every act and thing requisite and necessary to be done in and about the premises in order to effectuate the same as fully to all intents and purposes as he or she might or could do if personally present, hereby ratifying and confirming all that said attorney in fact and agent may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Ralph Bartel (Ralph Bartel)	Chairman of the Board of Directors, Chief Executive Officer and President (Principal Executive Officer and Principal Financial Officer)	July 22, 2003
/s/ Lisa Su (Lisa Su)	Controller (Principal Accounting Officer)	July 22, 2003
/s/ David Ehrlich (David J. Ehrlich)	Director	July 17, 2003
/s/ Suzanna Mak (Suzanna Mak)	Director	July 17, 2003
/s/ Donovan Neale-May (Donovan Neale-May)	Director	July 21, 2003
/s/ Kelly M. Urso (Kelly M. Urso)	Director	July 18, 2003

EXHIBIT INDEX

Exhibit Number	Description
1.1	Form of Underwriting Agreement
5.1	Opinion of Bryan Cave LLP regarding the validity of the Common Stock
10.1	Form of Warrant
10.2	Form of Registration Rights Agreement*
23.1	Consent of KPMG LLP
23.2	Consent of Bryan Cave LLP (included in Exhibit 5.1)
24.1	Power of Attorney (included on signature page)

* To be filed by amendment

Exhibit 1.1

WEDBUSH MORGAN SECURITIES, INC.

TRAVELZOO INC.

UNDERWRITING AGREEMENT

_____, 2003

Wedbush Morgan Securities, Inc.
1000 Wilshire Blvd
Los Angeles, CA 90017-2465

Ladies and Gentlemen:

Ralph Bartel ("Mr. Bartel" or the "Selling Shareholder") proposes, subject to the terms and conditions stated herein, to sell to Wedbush Morgan Securities, Inc. (the "Underwriter") an aggregate of 300,000 shares (the "Firm Shares") of the authorized and outstanding Common Stock, par value $0.01 (the "Common Stock"), of Travelzoo Inc., a Delaware corporation (the "Company"). Mr. Bartel also proposes to grant to the Underwriter an option to purchase up to 45,000 additional shares of the Common Stock (the "Option Shares"), for the sole purpose of covering over-allotments, if any, in connection with the sale of the Firm Shares. The Firm Shares and any Option Shares purchased pursuant to this Agreement are collectively referred to below as the "Shares."

The Company hereby confirms its agreement with the Underwriter as follows:

1. <u>Representations and Warranties of the Company</u>. The Company hereby represents and warrants to and agrees with the Underwriter as follows:

(a) A registration statement (Registration No. 333-_____) on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), relating to the Shares, including such amendments to such registration statement as may have been required to the date of this Agreement, has been prepared by the Company under and in conformity with the provisions of the Securities Act and the rules and regulations (the "Rules and Regulations") of the Securities and Exchange Commission (the "Commission") thereunder and has been filed with the Commission. After the execution of this Agreement, the Company will file with the Commission either (i) if such registration statement, as it may have been amended, has been declared by the Commission to be effective under the Securities Act, either (A) if the Company relies on Rule 434 under the Securities Act, a Term Sheet (defined below) relating to the Shares, that identifies the Preliminary Prospectus (defined below) that it supplements and contains such information as is required or permitted by Rules 434, 430A and 424(b) of the Rules and Regulations or (B) if the Company does not rely on Rule 434 under the Securities Act, a prospectus in the form most recently included in an amendment to such registration statement (or, if no such amendment has been filed, in such registration statement), with such changes or insertions as are required by Rule 430A of the Rules and Regulations or permitted by Rule 424(b) of the Rules and Regulations, and in the case of either (i)(A) or (i)(B) of this sentence, as has been provided to and approved by the Underwriter prior to the execution of this Agreement, or (ii) if such registration statement, as it may have been amended, has not been declared by the Commission to be effective under the Securities Act, an amendment to such registration statement, including a form of prospectus, a copy of which amendment has been furnished to and approved by the Underwriter prior to the execution of this Agreement. As used in this Agreement, the term "Registration Statement" means such registration statement, as amended at the time when it was or is declared effective, including all financial schedules and exhibits thereto, any information omitted therefrom pursuant to Rule 430A of the Rules and Regulations and included in the Prospectus (defined below) and further including all filings or other documents incorporated therein, as well as any additional registration statement filed in connection with the offering of the Shares pursuant to Rule 462(b) under

Exhibit 1.1

the Securities Act; the term "Preliminary Prospectus" means each prospectus subject to completion filed with such registration statement or any amendment thereto (including the prospectus subject to completion, if any, included in the Registration Statement or any amendment thereto at the time it was or is declared effective and further including all filings or documents incorporated therein); and the term "Prospectus" means the following, including any filings or documents incorporated therein:

A.   if the Company relies on Rule 434 under the Securities Act, the Term Sheet relating to the Securities that is first filed pursuant to Rule 424(b)(7) under the Securities Act, together with the Preliminary Prospectus identified therein that such Term Sheet supplements;

B.   if the Company does not rely on Rule 434 under the Securities Act, the prospectus first filed with the Commission pursuant to Rule 424(b) under the Securities Act; or

C.   if the Company does not rely on Rule 434 under the Securities Act and if no prospectus is required to be filed pursuant to Rule 424(b) under the Securities Act, the prospectus included in the Registration Statement; provided that if any revised prospectus that is provided to the Underwriter by the Company for use in connection with the offering of the Shares differs from the prospectus on file with the Commission at the time the Registration Statement became or becomes, as the case may be, effective, whether or not the revised prospectus is required to be filed with the Commission pursuant to Rule 424(b)(3) of the Rules and Regulations, the term "Prospectus" shall mean such revised prospectus (including all filings and documents incorporated therein) from and after the time it is first provided to the Underwriter for such use. The term "Term Sheet" as used in this Agreement means any term sheet that satisfies the requirements of Rule 434 under the Securities Act. Any reference in this Agreement to the "date" of a Prospectus that includes a Term Sheet means the date of such Term Sheet.

(b) No order suspending the effectiveness of the Registration Statement or preventing or suspending the use of any Preliminary Prospectus or the Prospectus has been issued and no proceedings for that purpose are pending or, to the best knowledge of the Company, threatened or contemplated by the Commission; no stop order suspending the sale of the Shares in any jurisdiction has been issued and no proceedings for that purpose are pending or threatened or, to the best knowledge of the Company, contemplated, and any request of the Commission for additional information (to be included in the Registration Statement, any Preliminary Prospectus or the Prospectus or otherwise) has been complied with.

(c) As used in this Agreement, the word "subsidiary" means any corporation, partnership, limited liability company or other entity of which the Company directly or indirectly owns 50% or more of the equity or that the Company directly or indirectly controls. The subsidiaries of the Company (the "Subsidiaries") and the jurisdiction of incorporation of each Subsidiary are listed on Exhibit A hereto. The Company has no subsidiaries other than the Subsidiaries listed on Exhibit A hereto; and except as set forth on Exhibit A, the Company owns one hundred percent (100%) of the issued and outstanding stock of each of the Subsidiaries free and clear of any pledge, lien, security interest, encumbrance, claim or equitable interest of any type, kind or nature. Exhibit B hereto lists each entity in which the Company or any Subsidiary holds an equity interest, whether as shareholder, partner, member, joint venturer or otherwise. Except as set forth on Exhibit B, neither the Company nor any Subsidiary has any equity interest in any person. The Company and each of its Subsidiaries has been duly organized and is validly existing as a corporation in good standing under the laws of the jurisdiction of its organization, has full corporate power and authority to own or lease its properties and conduct its business as described in the Registration Statement and the Prospectus and as is currently being conducted by it and is duly qualified as a foreign corporation and in good standing in all jurisdictions in which the character of the property owned or leased or the nature of the business transacted by it makes qualification necessary (except where the failure to be so qualified would not have a material adverse effect on the business, properties, condition (financial or otherwise), results of operations or prospects of the Company and its Subsidiaries, taken as a whole (a "Consolidated Material Adverse Effect")). The Company and each of its Subsidiaries

Exhibit 1.1   2

is in possession of and operating in compliance with all authorizations, licenses, certificates, consents, orders and permits from federal, state, local and other governmental or regulatory authorities that are necessary to the conduct of its or their business, all of which are valid and in full force and effect, except for authorizations, licenses, certificates, consents, orders and permits which would not have a Consolidated Material Adverse Effect. Each contractual joint venture in which the Company or any Subsidiary is involved and, to the Company's best knowledge, each participant therein is operating in compliance with the terms of its joint venture agreement except for any non-compliance that would not have a Consolidated Material Adverse Effect.

(d) The Company meets the requirements for use of Form S-3 under the Securities Act. When any Preliminary Prospectus was filed with the Commission it (i) contained all statements required to be contained therein and complied in all respects with the requirements of the Securities Act, the Rules and Regulations, the Securities Exchange Act of 1934, as amended (the "Exchange Act") and the rules and regulations of the Commission thereunder (the "Exchange Act Rules and Regulations") and (ii) did not include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. When the Registration Statement or any amendment thereto was or is declared effective (the "Effective Date") and at all times subsequent thereto up to and including the Closing Date (as defined below) and any date on which the Option Shares are to be purchased, it (i) contained or will contain all statements required to be contained therein and complied or will comply in all respects with the requirements of the Securities Act, the Rules and Regulations, the Exchange Act and the Exchange Act Rules and Regulations and (ii) did not or will not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein not misleading. When the Prospectus or any Term Sheet that is a part thereof or any amendment or supplement to the Prospectus is filed with the Commission pursuant to Rule 424(b) (or, if the Prospectus or part thereof or such amendment or supplement is not required to be so filed, when the Registration Statement or the amendment thereto containing such amendment or supplement to the Prospectus was or is declared effective) and on the Closing Date and any date on which Option Shares are to be purchased, the Prospectus, as amended or supplemented at any such time, (i) contained or will contain all statements required to be contained therein and complied or will comply in all respects with the requirements of the Securities Act, the Rules and Regulations and the Exchange Act Rules and Regulations and (ii) did not or will not include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Each document filed or to be filed pursuant to the Exchange Act and incorporated by reference in the Prospectus complied or will comply when so filed in all material respects with the Exchange Act and the Exchange Act Rules and Regulations. The foregoing provisions of this paragraph (d) do not apply to statements or omissions made in any Preliminary Prospectus, the Registration Statement or any amendment thereto or the Prospectus or any amendment or supplement thereto in reliance upon and in conformity with written information furnished to the Company by or on behalf of the Underwriter specifically and expressly for use therein.

(e) Since the respective dates as of which information is given in the Registration Statement and the Prospectus (or, if the Prospectus is not in existence, the most recent Preliminary Prospectus), there has not been (i) any material loss or interference with the business of the Company or any of its Subsidiaries (A) from fire, explosion, flood or other calamity, whether or not covered by insurance, or (B) from any court or governmental action, order or decree, or (ii) any material changes in the capital stock or, except in the ordinary course of its business, long-term debt of the Company or any of its Subsidiaries, or (iii) any dividend or distribution of any kind declared, paid or made on the capital stock of the Company, or (iv) any development known to the Company that might cause or result in a Consolidated Material Adverse Effect, whether or not arising from transactions in the ordinary course of business, in each case of (i)-(iv) above other than as may be set forth in the Registration Statement and the Prospectus (or, if the Prospectus is not in existence, the most recent Preliminary Prospectus). Since such dates, except in the

Exhibit 1.1   3

ordinary course of business, neither the Company or any of its Subsidiaries has entered into any material transaction not described in the Registration Statement and the Prospectus (or, if the Prospectus is not in existence, the most recent Preliminary Prospectus) that might cause or result in a Consolidated Material Adverse Effect.

(f) There is no agreement, contract, license, lease or other document required to be described in the Registration Statement or the Prospectus (or, if the Prospectus is not in existence, the most recent Preliminary Prospectus) or to be filed as an exhibit to the Registration Statement which is not described or filed as required. All contracts described in the Prospectus (or, if the Prospectus is not in existence, the most recent Preliminary Prospectus), if any, are in full force and effect on the date hereof, and neither the Company nor any of its direct or indirect subsidiaries nor, to the best knowledge of the Company, any other party, is in breach of or default under any such contract, which breach or default would have a Consolidated Material Adverse Effect.

(g) The authorized, issued and outstanding capital stock of the Company is set forth in the Prospectus (or, if the Prospectus is not in existence, the most recent Preliminary Prospectus), and the description of the capital stock therein conforms with and accurately describes the rights set forth in the instruments defining the same.

(h) All of the outstanding shares of capital stock of the Company (including the Shares to be purchased by the Underwriter from the Selling Shareholder) have been duly authorized and validly issued and are fully paid and nonassessable, have been issued in compliance with all applicable federal and state securities laws and were not issued in violation of or subject to any preemptive rights or other rights to subscribe for or purchase securities that were not satisfied or waived. All of the Warrant Shares (as defined below) have been duly authorized and, when issued in accordance with the Warrant (as defined below), will be validly issued, fully paid and nonassessable, in compliance with all applicable federal and state securities laws and not in violation of or subject to any current preemptive rights or other rights to subscribe for or purchase securities. All of the issued shares of capital stock or other equity interests of each Subsidiary have been duly authorized and validly issued, are fully paid and non-assessable, have been issued in compliance with all applicable laws, including securities laws, were not issued in violation of or subject to any preemptive or other rights to subscribe for or purchase such securities that were not satisfied or waived and are directly or indirectly owned by the Company, except as otherwise set forth on Exhibit A hereto. The description of the Company's stock option, stock bonus and other stock plans or arrangements, and the options or other rights granted or exercised thereunder, set forth in the Prospectus (or, if the Prospectus is not in existence, in the most recent Preliminary Prospectus), accurately and fairly present the information required to be shown with respect to such plans, arrangements, options and rights in all material respects. Other than this Agreement and the options and warrants to purchase Common Stock described in the Prospectus (or, if the Prospectus is not in existence, the most recent Preliminary Prospectus), there are no options, warrants or other rights outstanding to subscribe for or purchase any shares of the Company's capital stock from the Company. There are no preemptive rights applicable to any shares of capital stock of the Company. There are no options, warrants or other rights outstanding to subscribe for or purchase any shares of the capital stock or registered capital of any Subsidiary from such Subsidiary and no Subsidiary is subject to any obligation, commitment, plan, arrangement or court or administrative orders with respect to the same. There are no preemptive rights applicable to any shares of capital stock or registered capital of the Subsidiaries. There are no restrictions upon the voting or transfer of any of the Firm Shares or Option Shares pursuant to the Company's certificate of incorporation, as amended to date ("Certificate of Incorporation"), Bylaws or other governing documents or any agreement to which the Company is a party or by which it may be bound other than as described in the Prospectus (or, if the Prospectus is not in existence, the most recent Preliminary Prospectus). Except as set forth in the Prospectus (or, if the Prospectus is not in existence, the most recent Preliminary Prospectus), there are no rights for or relating to the registration of any capital stock of the Company. Neither the filing of the Registration Statement nor the offering or sale of the Shares as contemplated by this Agreement gives rise

Exhibit 1.1   4

to any rights, other than those which have been waived, for or relating to the registration of any securities of the Company.

(i) The Company has full corporate power and authority to enter into and perform its obligations under this Agreement and the Registration Rights Agreement (as defined below). This Agreement and the Registration Rights Agreement have been duly authorized, executed and delivered by the Company and constitute the valid and binding agreements of the Company, and are enforceable against the Company in accordance with their respective terms except insofar as enforceability may be affected by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally and except insofar as the indemnification and contribution provisions of Section 9 of this Agreement may be affected by public policy concerns.

(j) Neither the Company nor any of its Subsidiaries is, nor with the giving of notice or lapse of time or both would be, in violation of or in default under, nor will the execution or delivery of this Agreement or the consummation of the transactions contemplated by this Agreement result in a violation of or constitute a breach of or a default (including without limitation with the giving of notice, the passage of time or otherwise) that would result in a Consolidated Material Adverse Effect under the Certificate of Incorporation, Bylaws or other charter documents of the Company or any of its Subsidiaries or any obligation, agreement, covenant or condition contained in any material bond, debenture, note or other evidence of indebtedness or in any contract, indenture, mortgage, deed of trust, loan agreement, lease, license, joint venture or other agreement or instrument to which the Company or any of its Subsidiaries is a party or by which any of its or their properties may be bound or affected. The Company has not incurred any liability, direct or indirect, for any finders' or similar fees payable on behalf of the Company or the Underwriter in connection with the transactions contemplated by this Agreement. The performance by the Company of its obligations under this Agreement will not violate any law, ordinance, Rule or Regulation or any order, writ, injunction, judgment or decree of any governmental agency or body or of any court having jurisdiction over the Company or any of its Subsidiaries or any of its or their properties that would result in a Consolidated Material Adverse Effect, or result in the creation or imposition of any lien, charge, claim or encumbrance upon any property or asset of the Company or any of its Subsidiaries that would result in a Consolidated Material Adverse Effect. Except for permits and similar authorizations required under the Securities Act, the Exchange Act or under state securities or blue sky laws of certain jurisdictions and for such permits and authorizations that have been obtained, no consent, approval, authorization or order of any court, governmental agency or body, financial institution or any other person is required in connection with the consummation of the transactions contemplated by this Agreement (except such additional steps as may be required by the National Association of Securities Dealers, Inc. (the "NASD").

(k) Each of the Company and its Subsidiaries has good and marketable title, or has valid rights to use, all items of real and personal property which are material to the business of the Company and its Subsidiaries, taken as a whole, free and clear, except as described in the Registration Statement and the Prospectus (or, if the Prospectus is not in existence, the most recent Preliminary Prospectus), of all liens, encumbrances and claims that when taken as a whole would result in a Consolidated Material Adverse Effect and subject to such exceptions that do not adversely affect the present or prospective business of the Company or its Subsidiaries.

(l) Each of the Company and its Subsidiaries holds adequate rights to use all inventions, trade secrets, know-how, trademarks, service marks, tradenames and copyrights described or referred to in the Registration Statement and the Prospectus (or, if the Prospectus is not in existence, the most recent Preliminary Prospectus) which are necessary for the conduct of its or their business as described in the Registration Statement and the Prospectus (or, if the Prospectus is not in existence, the most recent Preliminary Prospectus); and the Company has not received any notice of infringement of or conflict with asserted rights of others with respect to any patents, patent rights, inventions, trade secrets, know-how,

Exhibit 1.1   5

trademarks, service marks, tradenames or copyrights which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would have a Consolidated Material Adverse Effect.

(m) There is no litigation or governmental proceeding to which the Company or any of its Subsidiaries is a party or to which any property of the Company or any of its Subsidiaries is subject which is pending or, to the best knowledge of the Company, is threatened or contemplated against the Company or any of its Subsidiaries that might have a Consolidated Material Adverse Effect, that might prevent consummation of the transactions contemplated by this Agreement or, other than proceedings so disclosed, that is required to be disclosed in the Registration Statement or Prospectus (or, if the Prospectus is not in existence, the most recent Preliminary Prospectus).

(n) Except as disclosed in the Prospectus (or, if the Prospectus is not in existence, in the most recent Preliminary Prospectus), neither the Company nor any of its Subsidiaries is in violation of any law, order, ordinance, Rule or Regulation of which it is aware, or any order, writ, injunction, judgment or decree of any governmental agency or body or of any court, to which it or its properties (whether owned or leased) may be subject, which violation would have a Consolidated Material Adverse Effect.

(o) Neither the Company nor, to the Company's knowledge, the Selling Shareholder has taken, directly or indirectly, any action designed to cause or result in, or which has constituted or will cause or result in, under the Exchange Act, the Exchange Act Rules and Regulations or otherwise, the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Shares. No bid or purchase by the Company, or, to the Company's knowledge, the Selling Shareholder, nor any bid or purchase that could be attributed to the Company (as a result of bids or purchases by an "affiliated purchaser" within the meaning of Regulation M under the Exchange Act) for or of the Common Stock, any securities of the same class or series as the Common Stock or any securities convertible into or exchangeable for or that represent any right to acquire the Common Stock is now pending or in progress or will have commenced at any time prior to the completion of the distribution of the Shares.

(p) KPMG LLP, whose reports appear in the Registration Statement and the Prospectus (or, if the Prospectus is not in existence, the most recent Preliminary Prospectus) are, and during the periods covered by their reports in the Registration Statement were, independent accountants as required by the Securities Act and the Rules and Regulations. The historical and pro forma financial statements, together with related notes and schedules, and other financial information included in the Registration Statement, each Preliminary Prospectus and the Prospectus present fairly (or, if the Prospectus has not been filed with the Commission, as to the Prospectus, will present fairly) the financial position, results of operations, cash flows and changes in stockholders' equity of the Company and its Subsidiaries, taken as a whole, at the dates and for the periods indicated, and the historical and pro forma financial statements, together with related notes, schedules and other financial information included in the Registration Statement present fairly the information required to be stated therein in all material respects. Such financial statements, notes, schedules and other financial information have been prepared in accordance with U.S. generally accepted accounting principles applied on a consistent basis throughout the periods presented and all adjustments necessary for a fair presentation of results for such periods have been made, except as may be stated therein. The selected and summary financial and statistical data included in the Registration Statement and the Prospectus present fairly (or, if the Prospectus has not been filed with the Commission, as to the Prospectus, will present fairly) the information shown therein and have been compiled on a basis consistent with the audited financial statements presented therein. No other financial statements or schedules are required to be included in the Registration Statement. Except as set forth in such financial statements or as set forth in the Prospectus (or, if the Prospectus is not in existence, the most recent Preliminary Prospectus), the Company has no debts, liabilities or obligations (whether absolute, accrued, contingent or otherwise) of any nature whatsoever, including, without limitation, any tax liabilities or deferred tax liabilities, that should be disclosed in the Prospectus or, in accordance with U.S. generally accepted accounting principles, should be set forth in such financial statements.

Exhibit 1.1   6

(q) The books, records and accounts of the Company and its Subsidiaries accurately and fairly reflect, in reasonable detail in all material respects, the transactions in and dispositions of the assets of the Company and its Subsidiaries. The systems of internal accounting controls maintained by the Company and its Subsidiaries are sufficient to provide reasonable assurances that: (i) transactions are executed in accordance with management's general or specific authorization; (ii) transactions are recorded as necessary (x) to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles and (y) to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management's general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(r) The Company has delivered to the Underwriter the written agreement of each of its executive officers and directors, and members of the immediate family of each of the foregoing, and of the Selling Shareholder, who own Common Stock (collectively, the "Holders") to the effect that each of the Holders will not, without the prior written consent of the Underwriter, for a period of 180 days following the date of this Agreement, directly or indirectly offer, sell, grant any option to purchase, contract to sell, or otherwise dispose of any shares of Common Stock, any options or warrants to purchase any shares of Common Stock or any securities convertible into or exchangeable for shares of Common Stock owned by the Holder or with respect to which the Holder has the power of disposition, or announce any offer to do so.

(s) No labor disturbance by the employees of the Company or any of its Subsidiaries exists, or, to the knowledge of the Company, is imminent, contemplated or threatened; and the Company is not aware of an existing, imminent or threatened labor disturbance by the employees of any principal suppliers, manufacturers, contractors or others which such disturbance might be expected to result in any Consolidated Material Adverse Effect. No collective bargaining agreement exists with any of the Company's employees or those of its Subsidiaries and, to the best knowledge of the Company, no such agreement is imminent.

(t) Each of the Company and its Subsidiaries has filed all federal, state, local and foreign tax returns which are required to be filed or has requested extensions thereof and has paid all taxes, including withholding taxes, penalties and interest, assessments, fees and other charges to the extent that the same have become due and payable. To the best of the Company's knowledge, no tax assessment or deficiency has been made or proposed against the Company or any of its Subsidiaries nor has the Company or any of its Subsidiaries received any notice of any proposed tax assessment or deficiency.

(u) Except as set forth in the Prospectus (or, if the Prospectus is not in existence, the most recent Preliminary Prospectus), there are no outstanding contracts, loans, advances or guaranties of indebtedness by the Company or any of its Subsidiaries to or for the benefit of any of (i) its "affiliates," as such term is defined in the Rules and Regulations, (ii) except for immaterial advances in the ordinary course of business, any of the officers or directors of any of its Subsidiaries, or (iii) any of the members of the families of any of them, in each case, required to be set forth in the Prospectus (or, if the Prospectus is not in existence, in the most recent Preliminary Prospectus), under the Securities Act or Rules and Regulations.

(v) The Company and its Subsidiaries are in compliance with the requirements of Section 13(b)(2) of the Exchange Act and, except as disclosed in the Prospectus, to the best knowledge and belief of the Company, neither the Company nor any of it Subsidiaries, nor any employee or agent of the Company or a Subsidiary, has made any payment of funds of the Company or a Subsidiary or received or retained any funds in violation of any law, rule or regulation.

(w) Neither the Company nor any of its Subsidiaries has any liability, absolute or contingent, relating to: (i) public health or safety; (ii) worker health or safety; or (iii) product defect or warranty (all except as would not reasonably be expected to have a Consolidated Material Adverse Effect or as are

Exhibit 1.1   7

disclosed in the Registration Statement and Prospectus (or, if the Prospectus is not in existence, the most recent Preliminary Prospectus)).

(x) The Company has not distributed and will not distribute prior to the Closing Date or on or prior to any date on which the Option Shares are to be purchased, as the case may be, any prospectus or other offering material in connection with the offering and sale of the Shares other than the Preliminary Prospectus(es), the Prospectus, the Registration Statement and any other material which may be permitted by the Securities Act and the Rules and Regulations.

(y) The Company is not now an "investment company" or a company "controlled" by an "investment company" within the meaning of the Investment Company Act of 1940, as amended (the "1940 Act"). The Company has been advised concerning the 1940 Act, and the rules and regulations thereunder, and has in the past conducted, and intends in the future to conduct, its affairs in such a manner as to ensure that it has not and will not become an "investment company" or a company "controlled" by an "investment company" within the meaning of the 1940 Act and such rules and regulations.

(z) The Company and each of its Subsidiaries is in compliance in all material respects with all presently applicable provisions of the Employee Retirement Income Security Act of 1974, as amended, including the regulations and published interpretations thereunder ("ERISA"); no "reportable event" (as defined in ERISA) for which the Company or any of its Subsidiaries would have any liability has occurred; neither the Company nor any of its Subsidiaries has incurred or expects to incur liability under (1) Title IV of ERISA with respect to termination of, or withdrawal from, any "pension plan" or (2) Sections 412 or 4971 of the Internal Revenue Code of 1986, as amended, including the regulations and published interpretations thereunder (the "Code"); and each "pension plan" for which the Company or any of its Subsidiaries would have any liability that is intended to be qualified under Section 401(a) of the Code is so qualified in all material respects and nothing has occurred, whether by action or by failure to act, which would cause the loss of such qualification.

(aa) Except as set forth in the Prospectus (or if the Prospectus is not in existence, the most recent Preliminary Prospectus), there has not been any storage, disposal, generation, manufacture, refinement, transportation, handling, arranging for disposal or treatment of toxic wastes, hazardous wastes, medical wastes, solid wastes or hazardous substances (collectively, "Environmental Activities") by the Company or any of its Subsidiaries (or any of their predecessors in interest) at any location; there have not been any Environmental Activities by any person or entity at, upon or from any of the property now or previously owned or leased by the Company or its Subsidiaries either (i) in violation of any applicable law, ordinance, rule, regulation, order, judgment, decree or permit (collectively, "Environmental Laws") or (ii) which would require remedial action under any Environmental Laws; the Company has, at all relevant times, been in compliance with all Environmental Laws; there has been no material spill, discharge, leak, emission, injection, escape, dumping or release of any kind from or onto such property or into the environment surrounding such property of any toxic wastes, medical wastes, solid wastes, hazardous wastes or hazardous substances due to or caused by the Company or any of its Subsidiaries or, to the best knowledge of the Company, due to or caused by any other person or entity; the Company has no knowledge (1) of any of the foregoing matters with respect to any projects with respect to which the Company or any of its Subsidiaries provided any services or (2) that the Company or any of its Subsidiaries is or may be a potentially responsible party under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, or any similar state laws; there are no toxic wastes, medical wastes, solid wastes, hazardous wastes or hazardous substances presently located at, on or under any of the property now or previously owned or leased by the Company or its Subsidiaries, except for such substances that are naturally occurring at such locations; and the terms "hazardous wastes," "toxic wastes," "medical wastes," "solid wastes" and "hazardous substances" shall have the meanings specified in any Environmental Laws.

Exhibit 1.1   8

(bb)   The Company and each of its Subsidiaries are insured against such losses and risks and in such amounts as are customary in the businesses in which they are engaged; neither the Company nor any such Subsidiary has been refused any insurance coverage sought or applied for; and neither the Company nor any such Subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not cause a Consolidated Material Adverse Effect.

(cc)Each certificate signed by any officer of the Company, as amended in writing from time to time, and delivered to the Underwriter's counsel pursuant to Section 7 of this Agreement shall be deemed to be a representation and warranty by the Company to the Underwriter as to the matters covered thereby.

(dd)   There is and has been no failure on the part of the Company or any of the Company's directors or officers, in their capacities as such, to comply in all material respects with any applicable provision of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith (the "Sarbanes-Oxley Act"), including Section 402 related to loans and Sections 302 and 906 related to certifications.

2. Representations, Warranties and Covenants of the Selling Shareholder.   The Selling Shareholder represents and warrants to and agrees with the Underwriter and the Company that:

(a) The Selling Shareholder now has and on the Closing Date will have good and marketable title to the Shares, free and clear of any pledge, lien, security interest, encumbrance, claim or equitable interest other than pursuant to this Agreement; and upon delivery of such Shares hereunder and payment of the purchase price as herein contemplated, the Underwriter will obtain good and marketable title to the Shares purchased by it from such Selling Shareholder, free and clear of any pledge, lien, security interest pertaining to such Selling Shareholder or such Selling Shareholder's property, encumbrance, claim or equitable interest, or any liability to or claims of any creditor, devisee, legatee or beneficiary of such Selling Shareholder.

(b) The Selling Shareholder has full power to enter into and perform his obligations under this Agreement and the Warrant and to issue and deliver the Warrant; this Agreement and the Warrant have been duly executed and delivered by the Selling Shareholder; and this Agreement and the Warrant constitute the valid and binding agreements of the Selling Shareholder, enforceable in accordance with their respective terms, except as the enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or affecting creditors' rights generally or by general equitable principles and except insofar as the indemnification and contribution provisions of Section 9 of this Agreement may be affected by public policy concerns.

(c) All consents, approvals, authorizations and orders required for the execution and delivery by such Selling Shareholder of this Agreement and the Warrant and the sale and delivery of the Shares and Warrant Shares to be sold by such Selling Shareholder under this Agreement and the Warrant (other than, at the time of the execution hereof (if the Registration Statement has not yet been declared effective by the Commission), the issuance of the order of the Commission declaring the Registration Statement effective and such consents, approvals, authorizations or orders as may be necessary under state or other securities or Blue Sky laws) have been obtained and are in full force and effect; and such Selling Shareholder has full legal right, power and authority to enter into and perform his obligations under this Agreement and the Warrant, and to sell, assign, transfer and deliver the Shares and Warrant Shares to be sold by such Selling Shareholder under this Agreement and the Warrant.

(d) The performance of this Agreement and the Warrant and the consummation of the transactions herein and therein contemplated will not result in a breach or violation of any of the terms and provisions of or constitute a material default under any bond, debenture, note or other evidence of indebtedness, or under any lease, contract, indenture, mortgage, deed of trust, loan agreement, joint venture or other agreement or instrument to which such Selling Shareholder is a party or to the best of

Exhibit 1.1   9

such Selling Shareholder's knowledge by which such Selling Shareholder, or any Shares or Warrant Shares to be sold by such Selling Shareholder hereunder or under the Warrant, may be bound or, to the best of such Selling Shareholder's knowledge, result in any violation of any law, order, rule, regulation, writ, injunction, judgment or decree of any court, government or governmental agency or body, domestic or foreign, having jurisdiction over such Selling Shareholder or over the properties of such Selling Shareholder.

(e) Such Selling Shareholder has not taken and will not take, directly or indirectly, any action designed to or that might reasonably be expected to cause or result in stabilization or manipulation of the price of the Common Stock.

(f) Such Selling Shareholder has not distributed to the public and will not distribute to the public any prospectus or other offering material in connection with the offering and sale of the Shares.

(g) All information furnished by or on behalf of such Selling Shareholder relating to such Selling Shareholder and the Shares and Warrant Shares that is contained in the representations and warranties of such Selling Shareholder in this Agreement or the Warrant or set forth in the Registration Statement or the Prospectus is, and at the time the Registration Statement became or becomes, as the case may be, effective and at all times subsequent thereto up to and on the Closing Date was or will be, true, correct and complete in all material respects, and such information furnished by or on behalf such Selling Shareholder does not, and at the time the Registration Statement became or becomes, as the case may be, effective and at all times subsequent thereto up to and on the Closing Date will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they are made, not misleading.

(h) Such Selling Shareholder will review the Prospectus and will comply with all agreements and satisfy all conditions on his part to be complied with or satisfied pursuant to this Agreement on or prior to the Closing Date and will advise the Underwriter prior to the Closing Date if any statement to be made on behalf of such Selling Shareholder in the certificate contemplated by Section 7(f) would be inaccurate if made as of such date.

(i) Such Selling Shareholder does not have, or has waived prior to the date hereof, any registration right or other similar right to participate in the offering made by the Prospectus, other than such rights of participation as have been satisfied by the participation of such Selling Shareholder in the transactions to which this Agreement relates in accordance with the terms of this Agreement; and such Selling Shareholder does not own any warrants, options or similar rights to acquire, and does not have any right or arrangement to acquire, any capital stock, rights, warrants, options or other securities from the Company, other than those described in the Registration Statement and the Prospectus or those which are not required to be described in the Registration Statement and the Prospectus.

(j) Such Selling Shareholder is not aware that any of the representations and warranties of the Company set forth in Section 1 above is untrue or inaccurate.

(k) To the best of such Selling Shareholder's knowledge, when any Preliminary Prospectus was filed with the Commission it (i) contained all statements required to be contained therein and complied in all respects with the requirements of the Securities Act, the Rules and Regulations, the Exchange Act and the Exchange Act Rules and Regulations and (ii) did not include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. To the best of such Selling Shareholder's knowledge, on the Effective Date, the Registration Statement (i) contained or will contain all statements required to be contained therein and complied or will comply in all respects with the requirements of the Securities Act, the Rules and Regulations, the Exchange Act and the Exchange Act Rules and Regulations and (ii) did not or will not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. To the best of such Selling Shareholder's knowledge, when the Prospectus or any Term Sheet that is a part thereof or any amendment or supplement to the Prospectus is filed with the Commission pursuant to Rule 424(b) (or, if the Prospectus or part thereof or such amendment or supplement is not required to be so filed, when the Registration Statement or the amendment thereto containing such amendment or supplement to the Prospectus was or is declared effective) and on any date on which Option Shares are to be purchased by the Underwriter pursuant to this Agreement, the Prospectus, as amended or supplemented at any such time, (i) contained or will contain all statements required to be contained therein and complied or will comply in all respects with the requirements of the Securities Act, the Rules and Regulations and the Exchange Act Rules and Regulations and (ii) did not or will not include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The foregoing provisions of this paragraph (k) do not apply to statements or omissions made in any Preliminary Prospectus, the Registration Statement or any amendment thereto or the Prospectus or any amendment or supplement thereto in reliance upon and in conformity with written information furnished to the Company by or on behalf of the Underwriter specifically and expressly for use therein.

(l) At the time of delivery to the Underwriter of the Shares and Warrant Shares to be sold by the Selling Shareholder, all stock transfer or other taxes (other than income taxes) which are required to be paid in connection with the sale and transfer of such Shares and Warrant Shares to be sold by the Selling Shareholder to the Underwriter hereunder and under the Warrant will have been fully paid or provided for by the Selling Shareholder and all laws imposing such taxes will have been fully complied with.

3. Purchase, Sale and Delivery of the Shares.

(a) On the basis of the representations, warranties, covenants and agreements contained in this Agreement and subject to the terms and conditions set forth in this Agreement, the Selling Shareholder agrees to sell to the Underwriter, and the Underwriter agrees to purchase from the Selling Shareholder, the Firm Shares at a purchase price of $_____ per share.

(b) On the basis of the covenants and agreements of the Underwriter contained in this Agreement and subject to the terms and conditions set forth in this Agreement, Mr. Bartel grants an option to the Underwriter to purchase from Mr. Bartel all or any portion of the Option Shares at the same price per share as the Underwriter is to pay for the Firm Shares. This option may be exercised only to cover over-allotments in the sale of the Firm Shares by the Underwriter and may be exercised in whole or in part at any time (but not more than once) on or before the 45th day after the date of the Prospectus first filed pursuant to Rule 424(b) under the Securities Act upon written or telecopied notice by the Underwriter to Mr. Bartel setting forth the aggregate number of Option Shares as to which the Underwriter is exercising the option and the settlement date; notwithstanding the foregoing, if the 45th day after the date of the Prospectus first filed pursuant to Rule 424(b) under the Securities Act is not a business day, then the time period for delivery of the notice of the exercise of the over-allotment option shall automatically be extended until the first business day following the 45th day after the date of the Prospectus.

(c) Delivery of the Firm Shares and payment therefor, shall be made at the office of Milbank, Tweed, Hadley & McCloy LLP, 601 South Figueroa Street, Los Angeles, California 90017 (or at such other location as is agreed by the parties), at 6:30 a.m., Pacific time, on the third (fourth, if the pricing occurs after 4:30 P.M. (Eastern Time) on any given day) business day after the date of this Agreement, or at such time on such other day, not later than seven full business days after such third (or fourth) business day, as shall be agreed upon in writing by the Company and the Underwriter, or as provided in Section 8 of this Agreement. The date and hour of delivery and payment for the Firm Shares are referred to in this Agreement as the "Closing Date." As used in this Agreement, "business day" means a day on which the Nasdaq National Market is open for trading and on which banks in New York and California are open for business and not permitted by law or executive order to be closed.

Exhibit 1.1   11

(d) Delivery of the Option Shares and payment therefor, shall be made at the office of Milbank, Tweed, Hadley & McCloy LLP, 601 South Figueroa Street, Los Angeles, California 90017 (or at such other location as is agreed by the parties), at 6:30 a.m., Pacific time, on the date specified by the Underwriter (which shall be three business days after the exercise of the option, but not in excess of the period of time specified in the Rules and Regulations).

(e) Payment of the purchase price for the Firm Shares by the Underwriter shall be made at the election of the Underwriter by (i) certified or official bank check or checks drawn in next-day funds, payable to the order of the Selling Shareholder, or (ii) wire transfer of immediately available funds to such account of the Selling Shareholder as the Selling Shareholder shall advise the Underwriter in writing at least three business days prior to the Closing Date. Such payment shall be made upon delivery of certificates for the Firm Shares to the Underwriter. Certificates for the Firm Shares to be delivered to the Underwriter shall be registered in such name or names and shall be in such denominations as the Underwriter may request at least two business days before the Closing Date. Such certificates will be made available to the Underwriter for inspection, checking and packaging at the offices of Milbank, Tweed, Hadley & McCloy LLP, 601 South Figueroa Street, Los Angeles, California 90017, not less than one full business day prior to the Closing Date.

(f) Payment of the purchase price for the Option Shares by the Underwriter shall be made at the election of the Underwriter by (i) certified or official bank check or checks drawn in next-day funds, payable to the order of Mr. Bartel, or (ii) wire transfer of immediately available funds to such account of Mr. Bartel, as Mr. Bartel shall advise the Underwriter in writing at least three business days prior to the date on which any such Option Shares are purchased. Such payment shall be made upon delivery of certificates for the Option Shares to the Underwriter. Certificates for the Option Shares to be delivered to the Underwriter shall be registered in such name or names and shall be in such denominations as the Underwriter may request at least two business days before the date on which any Option Shares are purchased by the Underwriter pursuant to this Agreement. Such certificates will be made available to the Underwriter for inspection, checking and packaging at the offices of Milbank, Tweed, Hadley & McCloy LLP, 601 South Figueroa Street, Los Angeles, California 90017, not less than one full business day prior to the Closing Date.

(g) It is understood that the Underwriter proposes to offer the Shares for sale to the public as soon as the Underwriter deems it advisable to do so. The Firm Shares are to be initially offered to the public at the public offering price set forth (or to be set forth) in the Prospectus. The Underwriter may from time to time thereafter change the public offering price and other selling terms.

(h) The information set forth in the legends respecting passive market making and stabilization set forth on the inside cover page and the statements set forth under the caption "Plan of Distribution" in any Preliminary Prospectus, the Registration Statement and the Prospectus filed pursuant to Rule 424(b) constitute the only information furnished by the Underwriter to the Company for inclusion in any Preliminary Prospectus, the Prospectus or the Registration Statement.

4. Further Agreements of the Company. The Company covenants and agrees with the Underwriter as follows:

(a) The Company will use its best efforts to cause the Registration Statement, and any amendment thereof, if not effective at the time of execution of this Agreement, to become effective as promptly as possible. If the Registration Statement has become or becomes effective pursuant to Rule 430A, or filing of the Prospectus is otherwise required under Rule 424(b), the Company will file the Prospectus, properly completed (and in form and substance reasonably satisfactory to the Underwriter) pursuant to Rule 424(b) within the time period prescribed and will provide evidence satisfactory to the Underwriter of such timely filing. The Company will not file the Prospectus, any amended Prospectus, any amendment (including post-effective amendments) to the Registration Statement or any supplement to the Prospectus without (i) advising the Underwriter thereof and, a reasonable time prior to the proposed

Exhibit 1.1   12

filing of such amendment or supplement, furnishing the Underwriter with copies thereof and (ii) obtaining the prior consent of the Underwriter to such filing. If, in the judgment of the Company, it becomes necessary to amend or supplement the Prospectus, the Company will prepare and file with the Commission, promptly upon the request of the Underwriter, any amendment to the Registration Statement or supplement to the Prospectus that may be necessary or advisable in connection with the distribution of the Shares by the Underwriter and use its best efforts to cause the same to become effective as promptly as possible.

(b) The Company will promptly advise the Underwriter (i) when the Registration Statement becomes effective, (ii) when any post-effective amendment thereof becomes effective, (iii) of any request by the Commission for any amendment of or supplement to the Registration Statement or the Prospectus or for any additional information, (iv) of the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement or the institution or threatening of any proceeding for that purpose and (v) of the receipt by the Company of any notification with respect to the suspension of the registration, qualification or exemption from registration or qualification of the Shares for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose. The Company will use its best efforts to prevent the issuance of any such stop order or suspension and, if issued, to obtain as soon as possible the withdrawal thereof.

(c) The Company will (i) on or before the Closing Date, deliver to the Underwriter and to Underwriter' counsel a signed copy of the Registration Statement as originally filed and of each amendment thereto filed prior to the time the Registration Statement becomes effective and, promptly upon the filing thereof, a signed copy of each post-effective amendment, if any, to the Registration Statement (together with, in each case, all exhibits thereto unless and to the extent previously furnished to the Underwriter) and all documents filed by the Company with the Commission under the Exchange Act and deemed to be incorporated by reference into any Preliminary Prospectus or the Prospectus and will also deliver to the Underwriter a sufficient number of additional conformed copies of each of the foregoing (excluding exhibits) so that one copy of each may be distributed to the Underwriter, (ii) as promptly as possible deliver to the Underwriter, at such office or offices as the Underwriter may designate, as many copies of the Prospectus as the Underwriter may reasonably request and (iii) thereafter from time to time during the period in which a prospectus is required by law to be delivered by the Underwriter, likewise send to the Underwriter as many additional copies of the Prospectus and as many copies of any supplement to the Prospectus and of any amended Prospectus, filed by the Company with the Commission, as the Underwriter may reasonably request for the purposes contemplated by the Securities Act.

(d) If, in the judgment of the Company, at any time during the period in which a prospectus is required by law to be delivered by the Underwriter any event shall occur as a result of which, in the opinion of counsel to the Underwriter, it is necessary to supplement or amend the Prospectus in order to make the Prospectus not misleading or so that the Prospectus will not omit to state a material fact necessary to be stated therein, in each case at the time the Prospectus is delivered to a purchaser of the Shares, or if it shall be necessary to amend or to supplement the Prospectus to comply with the Securities Act or the Rules and Regulations, the Company will forthwith prepare and file with the Commission a supplement to the Prospectus or an amended Prospectus so that the Prospectus as so supplemented or amended will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein not misleading and so that it then will otherwise comply with the Securities Act and the Rules and Regulations. If, after the public offering of the Shares by the Underwriter commences and during such period, the Underwriter proposes to vary the terms of offering thereof by reason of changes in general market conditions or otherwise, the Underwriter will advise the Company in writing of the proposed variation and if, in the opinion either of counsel for the Company or counsel for the Underwriter, such proposed variation requires that the Prospectus be supplemented or amended, the Company will forthwith prepare and file with the Commission a supplement to the

Exhibit 1.1   13

Prospectus or an amended Prospectus setting forth such variation. The Company authorizes the Underwriter and all dealers to whom any of the Shares may be sold by the Underwriter to use the Prospectus, as from time to time so amended or supplemented, in connection with the sale of the Shares in accordance with the applicable provisions of the Securities Act and the Rules and Regulations for such period.

(e) The Company will cooperate with the Underwriter's counsel in the qualification or registration of the Shares for offer and sale under the securities or blue sky laws of such jurisdictions as the Underwriter may designate and, if applicable, in connection with exemptions from such qualification or registration and, during the period in which a Prospectus is required by law to be delivered by the Underwriter or a dealer, in keeping such qualifications, registrations and exemptions in effect; provided, however, that the Company shall not be obligated to file any general consent to service of process or to qualify to do business as a foreign corporation in any jurisdiction in which it is not so qualified. The Company will, from time to time, prepare and file such statements, reports and other documents as are or may be required to continue such qualifications, registrations and exemptions in effect for so long a period as the Underwriter may reasonably request for the distribution of the Shares.

(f) During a period of two years commencing with the date of this Agreement, the Company will promptly furnish to the Underwriter copies of (i) all periodic and special reports furnished by it to stockholders of the Company, (ii) all information, documents and reports filed by it with the Commission, the Nasdaq SmallCap Market, any securities exchange or the NASD, (iii) all material press releases and material news items or articles in respect of the Company, its products or affairs released or prepared by the Company (other than promotional and marketing materials disseminated solely to customers and potential customers of the Company in the ordinary course of business) and (iv) any additional information concerning the Company or its business which the Underwriter may reasonably request.

(g) As soon as practicable, but not later than the 45th day following the end of the fiscal quarter first ending after the first anniversary of the Effective Date, the Company will make generally available to its securities holders and furnish to the Underwriter an earnings statement or statements in accordance with Section 11(a) of the Securities Act and Rule 158 thereunder.

(h) The Company agrees that, without the Underwriter's prior written consent, the Company will not, and to the extent it has any ability to control the actions of Holders, will not allow the Holders to, in each case directly or indirectly, offer, sell, grant any option to purchase, contract to sell, or otherwise sell or dispose of any shares of Common Stock, or any securities convertible into or exchangeable for shares of Common Stock for a period of 180 days following the date of this Agreement, excluding only (i) the sale of the Shares to be sold to the Underwriter pursuant to this Agreement, (ii) the grant by the Company of options to purchase Common Stock (provided that none of such options are or become exercisable during such 180-day period) or the issuance by the Company of shares of Common Stock upon the exercise in accordance with options previously granted under the Company's presently authorized stock option plans as described in the Prospectus or in documents incorporated therein, or upon the exercise in accordance with their terms of previously granted warrants which are described in the Prospectus or in documents incorporated therein, and (iii) the issuance of the Warrant and the Warrant Shares thereunder.

(i) The Company will establish and maintain all financial control and financial reporting systems customary for well-established public companies, including but not limited to adequate management information and reporting systems, and will employ and maintain, with adequate staffing levels at headquarters and at each significant Subsidiary or significant functional division, and at each level of responsibility, an employee staff of well trained and highly qualified financial professionals.

(j) The Company will, and at all times for a period of at least three years after the date of this Agreement, unless such securities are then listed on a national securities exchange, use its reasonable best efforts to cause the Common Stock (including the Shares and the Warrant Shares) to be included for listing on the Nasdaq SmallCap Market, and the Company will comply with all registration, filing,

Exhibit 1.1   14

reporting and other requirements within its control of the Exchange Act and the Nasdaq SmallCap Market which may from time to time be applicable to the Company.

(k) The Company will, at all times for a period of at least two years after the date of this Agreement, use commercially reasonable efforts to maintain insurance of the types and in the amounts which it deems adequate for its business consistent with insurance coverage maintained by companies of similar size and engaged in similar businesses including, but not limited to, general liability insurance covering all real and personal property owned or leased by the Company against theft, damage, destruction, acts of vandalism and all other risks customarily insured against.

(l) The Company will issue no press release prior to the purchase by the Underwriter of all of the Option Shares or within 45 days after the Closing Date, whichever is earlier, without prior consultation with the Underwriter with respect to the contents thereof.

(m) Within 90 days of the Closing Date, the Company will furnish each of the Underwriter and its counsel with one bound volume, which shall be standard for an underwriting transaction of the type contemplated by this Agreement.

(n) The Company will comply in all material respects with the provisions of the undertakings contained in the Registration Statement.

(o) The Company will take all steps necessary to comply with the requirements of the NASD in connection with the issuance and sale of the Shares.

(p) The Company will comply in all material respects with all applicable securities and other applicable laws, rules and regulations, including, without limitation, the Sarbanes-Oxley Act, and use its reasonable best efforts to cause the Company's directors and officers, in their capacities as such, to so comply with such laws, rules and regulations, including, without limitation, the provisions of the Sarbanes-Oxley Act.

5. <u>Further Agreement of the Selling Shareholder</u>. The Selling Shareholder covenants and agrees with the Underwriter that, without the Underwriter's prior written consent, such Selling Shareholder will not, directly or indirectly, offer, sell, grant any option to purchase, contract to sell, or otherwise dispose of any shares of Common Stock, or any securities convertible into or exchangeable for shares of Common Stock for a period of 180 days following the date of this Agreement, excluding only the sale of the Shares to be sold to the Underwriter pursuant to this Agreement and the Warrant and Warrant Shares.

6. <u>Fees and Expenses</u>.

(a) The Company and the Selling Shareholder agree with the Underwriter that:

(i) The Company will pay and bear all costs and expenses incurred by it in connection with or incident to: the preparation, printing and filing of the Registration Statement (including financial statements, schedules and exhibits), Preliminary Prospectuses and the Prospectus, any drafts of each of them and any amendments or supplements to any of them; the duplication or, if applicable, printing (including all drafts thereof) and distribution, by mail, telex or other means of communication of this Agreement and any Blue Sky Memorandum and the duplication and printing (including of drafts thereof) of any other underwriting documents and material (including but not limited to marketing memoranda and other marketing material) in connection with the offering, purchase, sale and delivery of the Shares; the issuance, transfer and delivery of the Shares under this Agreement to the Underwriter, including all expenses, taxes, duties, fees and commissions on the purchase and sale of the Shares and, if applicable, Nasdaq SmallCap Market brokerage and transaction levies and fees with respect to the purchase and, if applicable, the sale of the Shares incident to the sale and delivery of the Shares by the Selling Shareholder to the Underwriter; the cost of printing all stock certificates; the transfer agent's and registrar's fees; the fees and disbursements of counsel for the Company; all fees and other charges of the Company's independent public accountants and any other experts named in the Prospectus; the cost of

Exhibit 1.1   15

furnishing to the Underwriter copies of the Registration Statement (including appropriate exhibits), Preliminary Prospectus(es) and the Prospectus, the agreements and other documents and instruments referred to above and any amendments or supplements to any of the foregoing; NASD filing fees and reasonable fees and disbursements of Underwriter' counsel incurred in connection with the review by the NASD of the terms of the Offering of the Shares; the cost of qualifying or registering the Shares (or obtaining exemptions from qualification or registration) under the laws of such jurisdictions as the Underwriter may designate (including filing fees in connection with such state securities or blue sky qualifications, registrations and exemptions) and preparing the preliminary and any final Blue Sky Memorandum (including reasonable fees and disbursements of Underwriter's counsel in connection therewith); all fees and expenses in connection with qualification of the Shares for inclusion for listing on the Nasdaq SmallCap Market; the Company's share of roadshow expenses; and all other expenses incurred by the Company in connection with the performance of its obligations hereunder. Except as provided in this Section 6 or as otherwise agreed to by the Company, the Underwriter shall bear all of their own expenses (including legal fees and costs/charges of their own counsel, syndication, advertising, stabilization and travel and other out-of-pocket expenses), except for state securities, blue sky fees and expenses and the NASD fees and expenses, which fees and expenses the Company will pay directly or to counsel for the Underwriter, Milbank, Tweed, Hadley & McCloy LLP. The provisions of this Section 6(a)(i) are intended to relieve the Underwriter from the payment of the expenses and costs which the Company hereby agrees to pay, but shall not affect any agreement which the Company may make, or may have made, for the sharing of any of such expenses and costs. Such agreements shall not impair the obligations of the Company and the Selling Shareholder hereunder to the Underwriter.

(ii)   In addition to its obligations under Section 9(a) of this Agreement, the Company agrees that, as an interim measure during the pendency of any claim, action, investigation, inquiry or other proceeding arising out of or based upon any loss, claim, damage or liability described in Section 9(a) of this Agreement, it will reimburse or advance to or for the benefit of the Underwriter on a monthly basis (or more often, if requested) for all legal and other expenses incurred in connection with investigating or defending any such claim, action, investigation, inquiry or other proceeding, notwithstanding the absence of a judicial determination as to the propriety and enforceability of the Company's obligation to reimburse or advance for the benefit of the Underwriter for such expenses or the possibility that such payments might later be held to have been improper by a court of competent jurisdiction. To the extent that any portion, or all, of any such interim reimbursement payments or advances are so held to have been improper, the Underwriter receiving the same shall promptly return such amounts to the Company together with interest, compounded daily, at the prime rate (or other commercial lending rate for borrowers of the highest credit standing) announced from time to time by Bank of America NT&SA, San Francisco, California (the "Prime Rate"), but not in excess of the maximum rate permitted by applicable law. Any such interim reimbursement payments or advances that are not made to or for the Underwriter within 30 days of a request for reimbursement or for an advance shall bear interest at the Prime Rate, but not in excess of the maximum rate permitted by applicable law, from the date of such request until the date paid.

(b) In addition to its obligation under Section 9(c) of this Agreement, the Underwriter agrees that, as an interim measure during the pendency of any claim, action, investigation, inquiry or other proceeding arising out of or based upon any loss, claim, damage or liability described in Section 9(c) of this Agreement, it will reimburse or advance to or for the benefit of the Company or the Selling Shareholder, as applicable, on a monthly basis (or more often, if requested) for all legal and other expenses incurred by the Company in connection with investigating or defending any such claim, action, investigation, inquiry or other proceeding, notwithstanding the absence of a judicial determination as to the propriety or enforceability of the Underwriter's obligation to reimburse or advance for the benefit of the Company or the Selling Shareholder, as applicable, for such expenses and the possibility that such payments or advances might later be held to have been improper by a court of competent jurisdiction. To the extent that any portion, or all, of any such interim reimbursement payments or advances are so held to

Exhibit 1.1   16

have been improper, the Company or the Selling Shareholder, as applicable, shall promptly return such amounts to the Underwriter together with interest, compounded daily, at the Prime Rate, but not in excess of the maximum rate permitted by applicable law. Any such interim reimbursement payments or advances that are not made to the Company within 30 days of a request for reimbursement or for an advance shall bear interest at the Prime Rate, but not in excess of the maximum rate permitted by applicable law, from the date of such request until the date paid.

(c) Any controversy arising out of the operation of the interim reimbursement and advance arrangements set forth in Sections 6(a)(ii) and 6(b) above, including the amounts of any requested reimbursement payments or advance, the method of determining such amounts and the basis on which such amounts shall be apportioned among the indemnifying parties, shall be settled by arbitration conducted under the provisions of the Code of Arbitration Procedure of the NASD. Any such arbitration must be commenced by service of a written demand for arbitration or a written notice of intention to arbitrate, therein electing the arbitration tribunal. If the party demanding arbitration does not make such designation of an arbitration tribunal in such demand or notice, then the party responding to the demand or notice is authorized to do so. Any such arbitration will be limited to the interpretation and obligations of the parties under the interim reimbursement and advance provisions contained in Sections 6(a)(ii) and 6(b) above and will not resolve the ultimate propriety or enforceability of the obligation to indemnify for or contribute to expenses that is created by the provisions of Section 9 of this Agreement.

(d) If the sale of the Shares provided for herein is not consummated because any condition to the obligations of the Underwriter set forth in Section 7 of this Agreement is not satisfied, or because of any termination pursuant to Section 10(b) of this Agreement, or because of any refusal, inability or failure on the part of the Company to perform any material covenant or agreement set forth in this Agreement or to comply with any material provision of this Agreement other than by reason of a default by the Underwriter, the Company agrees to reimburse the Underwriter upon demand for, or pay directly, all reasonable out-of-pocket expenses (including reasonable fees and disbursements of counsel) that shall have been incurred by the Underwriter in connection with investigating, preparing to market or marketing the Shares or otherwise in connection with this Agreement or the offering of the Shares.

7. Conditions of Underwriter's Obligations. The obligations of the Underwriter to purchase and pay for the Shares shall be subject, to the reasonable satisfaction of the Underwriter, to the accuracy as of the date of execution of this Agreement, the Closing Date and the date on which the Option Shares are to be purchased, as the case may be, of the representations and warranties of the Company and the Selling Shareholder set forth in this Agreement, to the accuracy of the statements of the Company and its officers and the Selling Shareholder made in any certificate delivered pursuant to this Agreement, to the performance by the Company and the Selling Shareholder of all of their obligations to be performed under this Agreement at or prior to the Closing Date or any later date on which Option Shares are to be purchased, as the case may be, to the satisfaction of all conditions to be satisfied or performed by the Company at or prior to that date and to the following additional conditions:

(a) The Registration Statement shall have become effective (or, if a post-effective amendment is required to be filed pursuant to Rule 462(b) under the Act, such post-effective amendment shall become effective and the Company shall have provided evidence satisfactory to the Underwriter of such filing and effectiveness) not later than 5:00 p.m., New York time, on the date of this Agreement or at such later date and time as the Underwriter may approve in writing and, at the Closing Date or, with respect to the Option Shares, the date on which such Option Shares are to be purchased; no stop order suspending the effectiveness of the Registration Statement or any qualification, registration or exemption from qualification or registration for the sale of the Shares in any jurisdiction shall have been issued and no proceedings for that purpose shall have been instituted or threatened; and any request for additional information on the part of the Commission shall have been complied with to the reasonable satisfaction of the Underwriter's counsel.

Exhibit 1.1   17

(b) The Underwriter shall have received from Milbank, Tweed, Hadley & McCloy LLP, counsel for the Underwriter, an opinion, dated as of the Closing Date or, if applicable, the date on which the Option Shares are to be purchased, and the Company shall have furnished such counsel with all documents which they may reasonably request for the purpose of enabling them to pass upon such matters.

(c) The Underwriter shall have received on the Closing Date and on any later date on which Option Shares are purchased, as the case may be, the opinion of Bryan Cave LLP, counsel for the Company, covering the matters set forth on Annex A and such other matters as may be reasonably requested by the Underwriter, addressed to the Underwriter and dated as of the Closing Date or such later date, with reproduced copies or signed counterparts thereof for the Underwriter, and in form and substance reasonably satisfactory to the Underwriter.

(d) The Underwriter shall be satisfied that there has not been any material change in the market for securities in general or in political, financial or economic conditions as to render it impracticable in the Underwriter's sole judgment to make a public offering of the Shares, or a material adverse change in market levels for securities in general or financial or economic conditions which render it inadvisable to proceed.

(e) The Underwriter shall have received on or before the Closing Date and on any later date on which Option Shares are purchased a certificate, dated as of the Closing Date or such later date, as the case may be, and signed by the Chief Executive Officer and the Chief Financial Officer of the Company, on behalf of the Company, stating that:

(i) the representations and warranties of the Company set forth in Section 1 of this Agreement are true and correct with the same force and effect as if expressly made at and as of the Closing Date or such later date on which the Option Shares are purchased, and the Company has complied with all the agreements and satisfied all the conditions on its part to be performed or satisfied at or prior to the Closing Date or such later date;

(ii) no stop order suspending the effectiveness of the Registration Statement has been issued, and no proceedings for that purpose have been instituted or are pending or are threatened under the Securities Act; and

(iii) (A) the respective signers of the certificate have carefully examined the Registration Statement in the form in which it originally became effective and the Prospectus and any supplements or amendments to any of them and, as of the Effective Date, the statements made in the Registration Statement and the Prospectus were true and correct in all material respects and neither the Registration Statement nor the Prospectus omitted to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading, (B) since the Effective Date, no event has occurred that should have been set forth in an amendment to the Registration Statement or a supplement or amendment to the Prospectus that has not been set forth in such an amendment or supplement, (C) since the respective dates as of which information is given in the Registration Statement in the form in which it originally became effective and the Prospectus contained therein, there has not been any Consolidated Material Adverse Effect or any development involving a prospective Consolidated Material Adverse Effect, whether or not arising from transactions in the ordinary course of business, and, since such dates, except in the ordinary course of business, neither the Company nor any of its Subsidiaries has entered into any material transaction not referred to in the Registration Statement in the form in which it originally became effective and the Prospectus contained therein, (D) there are not any pending or threatened legal proceedings to which the Company or any of its Subsidiaries is a party or of which property of the Company or any of its Subsidiaries is the subject which are material and which are not disclosed in the Registration Statement and the Prospectus, and (E) there are not any license agreements, contracts, leases or other documents that are required to be filed or incorporated by reference as exhibits to the Registration Statement that have not been filed or incorporated by reference as required.

Exhibit 1.1   18

(f) The Underwriter shall be satisfied that, and shall have received on or before the Closing Date and on any later date on which Option Shares are purchased a certificate, dated as of the Closing Date or such later date, as the case may be, and signed by the Selling Shareholder, stating that:

(i)   The representations and warranties made by such Selling Shareholder herein are true and correct with the same force and effect as if expressly made at and as of the Closing Date or such later date on which the Option Shares are purchased; and

(ii)   Such Selling Shareholder has complied with all obligations and satisfied all conditions which are required to be performed or satisfied on the part of such Selling Shareholder at or prior to the Closing Date or such later date.

(g) The Underwriter shall have received from KPMG LLP a letter or letters, addressed to the Underwriter and dated as of the Closing Date and any later date on which Option Shares are purchased, confirming that they are independent accountants with respect to the Company within the meaning of the Securities Act and the applicable Rules and Regulations and, based upon the procedures described in their letter, referred to below, delivered to the Underwriter concurrently with the execution of this Agreement (the "Original Letter"), but carried out to a date not more than five business days prior to the Closing Date or such later date on which Option Shares are purchased, (i) confirming, to the extent true, that the statements and conclusions set forth in the Original Letter are accurate as of the Closing Date or such later date, as the case may be, and (ii) setting forth any revisions and additions to the statements and conclusions set forth in the Original Letter that are necessary to reflect any changes in the facts described in the Original Letter since the date of the Original Letter or to reflect the availability of more recent financial statements, data or information. Such letters shall not disclose any change, or any development involving a prospective change, in or affecting the business, properties or condition (financial or otherwise), results of operations or prospects of the Company or any of its Subsidiaries which, in the Underwriter's sole judgment, makes it impractical or inadvisable to proceed with the public offering of the Shares or the purchase of the Option Shares as contemplated by the Prospectus (or, if the Prospectus is not in existence, the most recent Preliminary Prospectus). In addition, the Underwriter shall have received from KPMG LLP, on or prior to the Closing Date, a letter addressed to the Company and made available to the Underwriter stating that their review of the Company's system of internal controls, to the extent they deemed necessary in establishing the scope of their examination of the Company's consolidated financial statements as of December 31, 2002, or in delivering their Original Letter, did not disclose any weaknesses in internal controls that they considered to be a material weaknesses.

(h) On or prior to the Closing Date, the Underwriter shall have received from all Holders executed agreements covering the matters described in Section 1(r) of this Agreement.

(i) On or prior to the Closing Date, the Underwriter shall have received from (i) Mr. Bartel a warrant (the "Warrant"), substantially in the form of Annex B, to purchase 30,000 shares of the Common Stock owned by Mr. Bartel (the "Warrant Shares"), at an exercise price per share equal to 120% of the offering price of the Firm Shares, and (ii) the Company a registration rights agreement (the "Registration Rights Agreement"), substantially in the form of Annex C, with respect to the registration of the Warrant Shares for resale to the public under the Securities Act.

(j) The Company shall have furnished to the Underwriter such further certificates and documents as the Underwriter shall reasonably request (including certificates of officers of the Company), as to the accuracy of the representations and warranties of the Company set forth in this Agreement, the performance by the Company of its obligations under this Agreement and the other conditions concurrent and precedent to the obligations of the Underwriter under this Agreement. Counsel to the Underwriter shall provide a written memorandum to the Company identifying closing documents which such counsel deems necessary for the Underwriter's review, not less than two business days before the Closing Date.

Exhibit 1.1   19

All the agreements, opinions, certificates and letters mentioned above or elsewhere in this Agreement will be in compliance with the provisions of this Agreement only if they are reasonably satisfactory to the Underwriter. The Company will furnish the Underwriter with such number of conformed copies of such opinions, certificates, letters and documents as the Underwriter shall reasonably request.

If any of the conditions specified in this Section 7 shall not have been fulfilled when and as provided in this Agreement, time being of the essence, or if any of the opinions and certificates mentioned above or elsewhere in this Agreement shall not be reasonably satisfactory in form and substance to the Underwriter's counsel, this Agreement and all obligations of the Underwriter hereunder may be canceled by the Underwriter at, or at any time prior to, the Closing Date or (with respect to the Option Shares) prior to the date upon which the Option Shares are to be purchased, as the case may be. Notice of such cancellation shall be given to the Company in writing or by telephone or telecopy confirmed in writing. Any such termination shall be without liability of the Company or the Selling Shareholder to the Underwriter (except as provided in Section 6 or Section 9 of this Agreement) and without liability of the Underwriter to the Company or the Selling Shareholder (except to the extent provided in Section 9 of this Agreement).

8.   Conditions of the Obligations of the Selling Shareholder. The obligation of the Selling Shareholder to sell and deliver the Shares required to be delivered as and when specified in this Agreement shall be subject to the condition that, at the Closing Date or (with respect to the Option Shares) the date upon which the Option Shares are to be purchased by the Underwriter pursuant to this Agreement, no stop order suspending the effectiveness of the Registration Statement shall be in effect and no proceedings therefor shall be pending or threatened by the Commission.

9.   Indemnification and Contribution.

(a) The Company agrees to indemnify and hold harmless the Underwriter and each person (including each partner or officer thereof) who controls the Underwriter within the meaning of Section 15 of the Securities Act from and against any and all losses, claims, damages or liabilities, joint or several, to which such indemnified parties or any of them may become subject under the Securities Act, the Exchange Act or other federal or state statute, law or regulation, at common law or otherwise, and the Company agrees to reimburse each such Underwriter and controlling person for any legal or other expenses (including, except as otherwise provided below, settlement expenses and fees and disbursements of counsel) incurred by the respective indemnified parties in connection with defending against any such losses, claims, damages or liabilities or in connection with any investigation or inquiry of, or other proceeding that may be brought against, the respective indemnified parties, in each case insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon, in whole or in part, (i) any breach of any representation, warranty, covenant or agreement of the Company in this Agreement, (ii) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement in the form originally filed or in any amendment thereto (including the Prospectus as part thereof) or any post-effective amendment thereto, or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading or (iii) any untrue statement or alleged untrue statement of a material fact contained in any Preliminary Prospectus or the Prospectus (as amended or as supplemented if the Company shall have filed with the Commission any amendment thereof or supplement thereto) or the omission or alleged omission to state therein a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading or (iv) any untrue statement or alleged untrue statement of a material fact contained in any application or other document, or any amendment or supplement thereto, executed by the Company or based upon written information furnished by or on behalf of the Company filed in any jurisdiction in order to qualify or register the Shares under the securities or Blue Sky laws thereof or to obtain an exemption from such qualification or registration or filed with the Commission or

Exhibit 1.1   20

any securities association, the Nasdaq SmallCap Market, or any securities exchange, or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, provided, however, that (1) the indemnity agreements of the Company contained in this Section 9(a) shall not apply to any such losses, claims, damages, liabilities or expenses if such statement or omission was made in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of the Underwriter specifically and expressly for use in the Registration Statement, any Preliminary Prospectus or the Prospectus or any such amendment thereof or supplement thereto and (2) the indemnity agreement contained in this Section 9(a) with respect to any Preliminary Prospectus shall not inure to the benefit of the Underwriter from whom the person asserting any such losses, claims, damages, liabilities or expenses purchased the Shares that are the subject thereof (or to the benefit of any person controlling such Underwriter) if the Company can demonstrate that at or prior to the written confirmation of the sale of such Shares a copy of the Prospectus (or the Prospectus as amended or supplemented) was not sent or delivered to such person and the untrue statement or omission of a material fact contained in such Preliminary Prospectus was corrected in the Prospectus (or the Prospectus as amended or supplemented), unless the failure is the result of noncompliance by the Company with Section 4 of this Agreement. The indemnity agreements of the Company contained in this Section 9(a) and the representations and warranties of the Company contained in Section 1 of this Agreement shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any indemnified party and shall survive the delivery of and payment for the Shares. This indemnity agreement shall be in addition to any liabilities which the Company may have pursuant to this Agreement or otherwise.

(b) The Selling Shareholder agrees to indemnify and hold harmless the Underwriter and each person (including each partner or officer thereof) who controls the Underwriter within the meaning of Section 15 of the Securities Act from and against any and all losses, claims, damages or liabilities, joint or several, to which such indemnified parties or any of them may become subject under the Securities Act, the Exchange Act or other federal or state statute, law or regulation, at common law or otherwise, and the Selling Shareholder agrees to reimburse each such Underwriter and controlling person for any legal or other expenses (including, except as otherwise provided below, settlement expenses and fees and disbursements of counsel) incurred by the respective indemnified parties in connection with defending against any such losses, claims, damages or liabilities or in connection with any investigation or inquiry of, or other proceeding that may be brought against, the respective indemnified parties, in each case insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon, in whole or in part, (i) any breach of any representation, warranty, covenant or agreement of such Selling Shareholder in this Agreement, (ii) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement in the form originally filed or in any amendment thereto (including the Prospectus as part thereof) or any post-effective amendment thereto, or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading or (iii) any untrue statement or alleged untrue statement of a material fact contained in any Preliminary Prospectus or the Prospectus (as amended or as supplemented if the Company shall have filed with the Commission any amendment thereof or supplement thereto) or the omission or alleged omission to state therein a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading or (iv) any untrue statement or alleged untrue statement of a material fact contained in any application or other document, or any amendment or supplement thereto, executed by the Company or based upon written information furnished by or on behalf of the Company filed in any jurisdiction in order to qualify or register the Shares under the securities or Blue Sky laws thereof or to obtain an exemption from such qualification or registration or filed with the Commission or any securities association, the Nasdaq SmallCap Market, or any securities exchange, or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made,

Exhibit 1.1   21

not misleading, provided, however, that (1) the indemnity agreements of the Selling Shareholder contained in this Section 9(b) shall not apply to any such losses, claims, damages, liabilities or expenses if such statement or omission was made in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of the Underwriter specifically and expressly for use in the Registration Statement, any Preliminary Prospectus or the Prospectus or any such amendment thereof or supplement thereto, (2) the indemnity agreement contained in this Section 9(b) with respect to any Preliminary Prospectus shall not inure to the benefit of the Underwriter from whom the person asserting any such losses, claims, damages, liabilities or expenses purchased the Shares that are the subject thereof (or to the benefit of any person controlling such Underwriter) if the Selling Shareholder can demonstrate that at or prior to the written confirmation of the sale of such Shares a copy of the Prospectus (or the Prospectus as amended or supplemented) was not sent or delivered to such person and the untrue statement or omission of a material fact contained in such Preliminary Prospectus was corrected in the Prospectus (or the Prospectus as amended or supplemented), unless the failure is the result of noncompliance by the Company with Section 4 of this Agreement and (3) the indemnity agreement of the Selling Shareholder contained in this Section 9(b) shall apply in the case of subparagraphs (ii), (iii) and (iv) of this Section 9(b) to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in reliance upon and in conformity with written information furnished to the Company or the Underwriter by such Selling Shareholder, directly or through such Selling Shareholder's representatives, specifically for use in the preparation of the document or documents referred to in such subparagraphs. The indemnity agreement of the Selling Shareholder contained in this Section 9(b) and the representations and warranties of the Selling Shareholder contained in Section 2 of this Agreement shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any indemnified party and shall survive the delivery of and payment for the Shares. This indemnity agreement shall be in addition to any liabilities which the Selling Shareholder may have pursuant to this Agreement or otherwise. Notwithstanding anything to the contrary in this Section 9, the Selling Shareholder shall not be required to make any payments in respect of any indemnity obligation arising under this Section 9(b) in excess of the net proceeds from the Firm Shares sold by that Selling Shareholder.

(c) The Underwriter agrees to indemnify and hold harmless the Company, each of its officers who signs the Registration Statement, each of its directors, the Selling Shareholder, and each person (including each partner or officer thereof) who controls the Company within the meaning of Section 15 of the Securities Act from and against any and all losses, claims, damages or liabilities, joint or several, to which such indemnified parties or any of them may become subject under the Securities Act, the Exchange Act, or other federal or state statute, law or regulation or at common law or otherwise and to reimburse each of them for any legal or other expenses (including, except as otherwise hereinafter provided, settlement expenses and fees and disbursements of counsel) incurred by the respective indemnified parties in connection with defending against any such losses, claims, damages or liabilities or in connection with any investigation or inquiry of, or other proceeding that may be brought against, the respective indemnified parties, in each case arising out of or based upon (i) any breach of any representation, warranty, covenant or agreement of the Underwriter in this Agreement, (ii) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement (including the Prospectus as part thereof) or any post-effective amendment thereto, or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading or (iii) any untrue statement or alleged untrue statement of a material fact contained in any Preliminary Prospectus or the Prospectus (as amended or as supplemented if the Company shall have filed with the Commission any amendment thereof or supplement thereto) or the omission or alleged omission to state therein a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, but in each case under clauses (ii) and (iii) above, as the case may be, only if such statement or omission was made in reliance upon and in

Exhibit 1.1   22

conformity with information furnished in writing to the Company by the Underwriter specifically and expressly for use in the Registration Statement, in any Preliminary Prospectus or the Prospectus or any such amendment thereof or supplement thereto. The Company and the Selling Shareholder acknowledge and agree that the matters described in Section 3(h) of this Agreement constitute the only information furnished in writing by or on behalf of the Underwriter for inclusion in the Registration Statement, any Preliminary Prospectus or the Prospectus. The indemnity agreement of the Underwriter contained in this Section 9(c) shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any indemnified party and shall survive the delivery of and payment for the Shares. This indemnity agreement shall be in addition to any liabilities which the Underwriter may have pursuant to this Agreement or otherwise. Notwithstanding anything to the contrary in this Section 9, the Underwriter shall not be required to make any payments in respect of any claim arising under this Section 9(c) in excess of the underwriting discount applicable to the Shares purchased by the Underwriter.

(d) Each person or entity indemnified under the provisions of Sections 9(a), 9(b) and 9(c) above agrees that, upon the service of a summons or other initial legal process upon it in any action or suit instituted against it or upon its receipt of written notification of the commencement of any investigation or inquiry of, or proceeding against, it in respect of which indemnity may be sought on account of any indemnity agreement contained in such Sections, it will, if a claim in respect thereunder is to be made against the indemnifying party or parties under this Section 9, give written notice (the "Notice") of such service or notification to the party or parties from whom indemnification may be sought hereunder within ten (10) calendar days after receipt by them of written notice of the commencement of any actions against them. No indemnification provided for in Sections 9(a) and 9(b) above shall be available to any person who fails to so give the Notice if the party to whom such Notice was not given was unaware of the action, suit, investigation, inquiry or proceeding to which the Notice would have related, but only to the extent such party was materially prejudiced by the failure to receive the Notice, and except as set forth in the preceding clause, the omission to so notify such indemnifying party or parties shall not relieve such indemnifying party or parties from any liability which it or they may have to the indemnified party for contribution or otherwise than on account of Sections 9(a), 9(b) and 9(c). Any indemnifying party shall be entitled at its own expense to participate in the defense of any action, suit or proceeding against, or investigation or inquiry of, an indemnified party. Any indemnifying party shall be entitled, if it so elects within a reasonable time after receipt of the Notice by giving written notice (the "Notice of Defense") to the indemnified party, to assume (alone or in conjunction with any other indemnifying party or parties) the entire defense of such action, suit, investigation, inquiry or proceeding, in which event such defense shall be conducted, at the expense of the indemnifying party or parties, by counsel chosen by such indemnifying party or parties and reasonably satisfactory to the indemnified party or parties; provided, however, that (i) if the indemnified party or parties reasonably determine that there may be a conflict between the positions of the indemnifying party or parties and of the indemnified party or parties in conducting the defense of such action, suit, investigation, inquiry or proceeding or that there may be legal defenses or rights available to such indemnified party or parties different from or in addition to those available to the indemnifying party or parties, then separate counsel for and selected by the indemnified party or parties shall be entitled to conduct, at the expense of the indemnifying parties, the defense of the indemnified parties to the extent determined by such counsel to be necessary to protect the interests of the indemnified party or parties, and (ii) provided, further, that the indemnifying party shall not be liable for the fees and expenses of more than one separate counsel, reasonably approved by the indemnifying party, for all of the indemnified parties, plus, if applicable, one local counsel in each jurisdiction. In addition, in any event, the indemnified party or parties shall be entitled to have counsel selected by such indemnified party or parties participate in, but not conduct, the defense. If, within a reasonable time after receipt of the Notice, an indemnifying party gives a Notice of Defense and, unless separate counsel is to be chosen by the indemnified party or parties as provided above, the counsel chosen by the indemnifying party or parties is reasonably satisfactory to the indemnified party or parties, the indemnifying party or parties will not be liable under Sections 9(a), 9(b) and 9(c) for any legal or other expenses subsequently incurred by

Exhibit 1.1   23

the indemnified party or parties in connection with the defense of the action, suit, investigation, inquiry or proceeding, except that (A) the indemnifying party or parties shall bear and pay the legal and other expenses incurred in connection with the conduct of the defense as referred to in clause (i) of the proviso to the preceding sentence and (B) the indemnifying party or parties shall bear and pay such other expenses as it or they have authorized to be incurred by the indemnified party or parties. If, within a reasonable time after receipt of the Notice, no Notice of Defense has been given, the indemnifying party or parties shall be responsible for any legal or other expenses incurred by the indemnified party or parties in connection with the defense of the action, suit, investigation, inquiry or proceeding.

(e) In order to provide for just and equitable contribution in any action in which a claim for indemnification is made pursuant to this Section 9 but is judicially determined (by the entry of a final judgment or decree by a court of competent jurisdiction and the expiration of time to appeal or the denial of the last right to appeal) that such indemnification may not be enforced in such case notwithstanding the fact that this Section 9 provides for indemnification in such case, each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of the losses, claims, damages, liabilities and expenses referred to in Section 9(a), 9(b) and 9(c) above (i) in such proportion as is appropriate to reflect the relative benefits received by each indemnifying party from the offering of the Shares or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of each party in connection with the statements or omissions that resulted in such losses, claims, damages or liabilities, or actions in respect thereof, as well as any other relevant equitable considerations. The relative benefits received by the Company and the Selling Shareholder, on the one hand, and the Underwriter, on the other hand, shall be deemed to be in the same respective proportions as the total proceeds from the offering of the Shares, net of the underwriting discounts, received by the Company and the Selling Shareholder and the total underwriting discount retained by the Underwriter bear to the aggregate public offering price of the Shares. Relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by a party and the party's relative intent, knowledge, access to information and opportunity to correct or prevent such untrue statement or omission.

The parties agree that it would not be just and equitable if contribution pursuant to this Section 9(e) were to be determined by pro rata allocation (even if the Underwriter were treated as one entity for such purpose) or by any other method of allocation which does not take into account the equitable considerations referred to in the first sentence of the first paragraph of this Section 9(e) and to the considerations referred to in the third sentence of the first paragraph of this Section 9(e). The amount paid by an indemnified party as a result of the losses, claims, damages or liabilities, or actions in respect thereof, referred to in the first sentence of the first paragraph of this Section 9(e) shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating, preparing to defend or defending against any action or claim which is the subject of this Section 9(e). Notwithstanding the provisions of this Section 9(e), no Underwriter shall be required to contribute any amount in excess of the underwriting discount applicable to the Shares purchased by that Underwriter and the Selling Shareholder shall not be required to contribute any amount in excess of the net proceeds from the Shares sold by such Selling Shareholder. For purposes of this Section 9(e), each person who controls an Underwriter within the meaning of the Securities Act shall have the same rights to contribution as such Underwriter, and each person who controls the Company within the meaning of the Securities Act, each officer of the Company who signed the Registration Statement and each director of the Company shall have the same rights to contribution as the Company, subject in each case to the immediately preceding and immediately following sentences. No person guilty of fraudulent misrepresentation (within the meaning of Section 1l(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

Exhibit 1.1   24

Each party or other entity entitled to contribution agrees that upon the service of a summons or other initial legal process upon it in any action instituted against it in respect of which contribution may be sought, it will promptly give written notice of such service to the party or parties from whom contribution may be sought, but the omission so to notify such party or parties of any such service shall not relieve the party from whom contribution may be sought from any obligation it may have hereunder or otherwise (except as specifically provided in Section 9(d) above). This Section 9(e) shall not be operative as to any contributing party to the extent that the party or other entity otherwise entitled to contribution is entitled to receive or has received indemnity under this Section 9.

(f) The Company shall not, without the prior written consent of the Underwriter, settle or compromise or consent to the entry of any judgment in any pending or threatened claim, action, suit or proceeding in respect of which indemnification or contribution may be sought hereunder (whether or not such Underwriter or any person who controls such Underwriter within the meaning of Section 15 of the Securities Act is a party to such claim, action, suit or proceeding), which consent shall not be unreasonably withheld, unless such settlement, compromise or consent includes an unconditional release of the Underwriter and each such controlling person from all liability arising out of such claim, action, suit or proceeding.

(g)   The parties to this Agreement hereby acknowledge that they are sophisticated business persons who were represented by counsel during the negotiations regarding the provisions of this Agreement, including, without limitation, the provisions of Sections 6(a)(ii), 6(b) and 6(c) and this Section 9 of this Agreement and that they are fully informed regarding all such provisions. They further acknowledge that the provisions of Sections 6(a)(ii), 6(b) and 6(c) and this Section 9 of this Agreement fairly allocate the risks in light of the ability of the parties to investigate the Company and its business in order to assure that adequate disclosure is made in the Registration Statement, each Preliminary Prospectus and the Prospectus as required by the Securities Act, the Rules and Regulations, the Exchange Act and the rules and regulations of the Commission under the Exchange Act. The parties are advised that federal or state policy, as interpreted by the courts in certain jurisdictions, may be contrary to certain provisions of Sections 6(a)(ii), 6(b) and 6(c) and this Section 9 of this Agreement and, to the extent permitted by law, the parties hereto hereby expressly waive and relinquish any right or ability to assert such public policy as a defense to a claim under Sections 6(a)(ii), 6(b) or 6(c) or this Section 9 of this Agreement and further agree not to attempt to assert any such defense.

10. Effective Date of Agreement and Termination.

(a) If the Registration Statement has not been declared effective prior to the date of this Agreement, this Agreement shall become effective at such time, after notification of the effectiveness of the Registration Statement has been released by the Commission, as the Underwriter and the Company shall agree upon the public offering price and the purchase price of the Shares. If the public offering price and the purchase price of the Shares shall not have been determined prior to 5:00 p.m., New York time, on the fifth full business day after the Registration Statement has become effective, this Agreement shall thereupon terminate without liability on the part of the Company or the Selling Shareholder to the Underwriter (except as provided in Section 6 and Section 9 of this Agreement) or the Underwriter to the Company or the Selling Shareholder (except as set forth in Section 9 of this Agreement). By giving notice before the time this Agreement becomes effective, the Underwriter may prevent this Agreement from becoming effective without liability of any party to the other party, except that the Company shall remain obligated to pay costs and expenses to the extent provided in Section 6 and Section 9 of this Agreement. If the Registration Statement has been declared effective prior to the date of this Agreement, this Agreement shall become effective upon execution and delivery by the Underwriter, the Company and the Selling Shareholder.

(b) This Agreement may be terminated by the Underwriter in its absolute discretion by giving written notice to the Company at any time on or prior to the Closing Date or, with respect to the purchase

Exhibit 1.1   25

of the Option Shares, on or prior to any later date on which the Option Shares are to be purchased, as the case may be, if prior to such time any of the following has occurred or, in the Underwriter' reasonable opinion, is likely to occur: (i) after the respective dates as of which information is given in the Registration Statement and the Prospectus, any Consolidated Material Adverse Effect or development involving a prospective Consolidated Material Adverse Effect in or affecting particularly the business, properties, condition (financial or otherwise), results of operations or prospects of the Company and its direct and indirect subsidiaries, taken as a whole, whether or not arising in the ordinary course of business, occurs which would, in the Underwriter's reasonable judgment, make the offering or the delivery of the Shares impracticable or inadvisable; or (ii) if there shall have been the engagement in hostilities or an escalation of major hostilities by the United States or the declaration of war or a national emergency by the United States on or after the date hereof, or any outbreak of hostilities or other national or international calamity or crisis or change in economic or political conditions, if the effect of such outbreak, calamity, crisis or change in economic or political conditions on the financial markets of the United States would, in the Underwriter's reasonable judgment, make the offering or delivery of the Shares impracticable or inadvisable; or (iii) if there shall have been suspension of trading in securities generally or a material adverse decline in value of securities generally on the New York Stock Exchange, the American Stock Exchange, the Nasdaq National Market or over-the-counter market has been suspended, or minimum prices for trading have been fixed, or maximum ranges for prices for securities have been required, by either of such exchanges, by the NASD or by the Commission; or (iv) if there shall have been the enactment, publication, decree or other promulgation of any federal or state statute, regulation, rule or order of, or commencement of any proceeding or investigation by, any court, legislative body, agency or other governmental authority which in the Underwriter's reasonable judgment has or may have a Consolidated Material Adverse Effect; or (v) if there shall have been the declaration of a banking moratorium by federal, New York or California state authorities; or (vi) if there shall have been the taking of any action by any federal, state or local government or agency in respect of its monetary or fiscal affairs which in the Underwriter's reasonable judgment has a material adverse effect on the securities markets in the United States; or (vii) existing international monetary conditions shall have undergone a material adverse change which, in your reasonable judgment, makes the offering or delivery of the Shares impracticable or inadvisable. If this Agreement shall be terminated pursuant to this Section 10, there shall be no liability of the Company or the Selling Shareholder to the Underwriter (except pursuant to Section 6 and Section 9 of this Agreement) and no liability of the Underwriter to the Company or the Selling Shareholder (except to the extent provided in Section 9 of this Agreement).

Exhibit 1.1   26

11. <u>Notices</u>. Except as otherwise provided herein, all communications hereunder shall be in writing and, if to the Underwriter, shall be mailed, telecopied or delivered to Wedbush Morgan Securities, Inc., 1000 Wilshire Blvd., Los Angeles, California 90017 (telecopier: (213) 688-6642), Attention: Mr. Michael Keane, with a copy to Milbank, Tweed, Hadley & McCloy LLP, 601 South Figueroa Street, 30th Floor, Los Angeles, California 90017 (telecopier: (213) 892-4710), Attention: Neil J Wertlieb, Esq.; and if to the Company or the Selling Shareholder, shall be mailed, telecopied or delivered to it at 590 Madison Avenue, 21st Floor, New York, New York 10022 (telecopier: (212) 521-4230) Attention: Mr. Ralph Bartel, with a copy to Bryan Cave LLP, 211 North Broadway, Suite 3600, St. Louis, Missouri 6310-2750, (telecopier: (314) 259-2020), Attention: Denis P. McCusker, Esq. All notices given by telecopy shall be promptly confirmed by letter.

12. <u>Persons Entitled to the Benefit of this Agreement</u>. This Agreement shall inure to the benefit of the Company, the Selling Shareholder and the Underwriter and, with respect to the provisions of Section 6 and Section 9 of this Agreement, the several parties (in addition to the Company, the Selling Shareholder and the Underwriter) indemnified under the provisions of Section 6 and Section 9, and their respective personal representatives, successors and assigns. Nothing in this Agreement is intended or shall be construed to give to any other person, firm or corporation any legal or equitable remedy or claim under or in respect of this Agreement or any provision contained herein. The term "successors and assigns" as herein used shall not include any purchaser, as such purchaser, of any of the Shares from the Underwriter.

13. <u>General</u>. Notwithstanding any provision of this Agreement to the contrary, the reimbursement, indemnification and contribution agreements contained in this Agreement and the representations, warranties, covenants and agreements in this Agreement shall remain in full force and effect regardless of (a) any termination of this Agreement, (b) any investigation made by or on behalf of any Underwriter or controlling person thereof, or by or on behalf of the Company or its respective directors or officers, and (c) delivery and payment for the Shares under this Agreement; provided, however, that if this Agreement is terminated prior to the Closing Date, the provisions of Sections 4(f) through 4(p), inclusive, of this Agreement shall be of no further force or effect.

This Agreement may be executed in two or more counterparts, each of which shall constitute an original, but all of which together shall constitute one and the same instrument, and may be delivered by facsimile transmission.

THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAWS, AND NOT THE LAWS PERTAINING TO CHOICE OR CONFLICT OF LAWS, OF THE STATE OF CALIFORNIA.

14. <u>Jurisdiction</u>. The parties agree that any litigation arising out of or in any way related to this Agreement will be adjudicated in a state or district court sitting in the City of Los Angeles, California, and the parties hereby consent to the jurisdiction of such court. The parties hereby waive any right to object to such jurisdiction, including, without limitation, any objection based on a claim of improper venue or forum non conveniens.

Exhibit 1.1   27

If the foregoing correctly sets forth your understanding, please so indicate by signing in the space provided below for that purpose, whereupon this letter shall constitute a binding agreement among the Company, the Selling Shareholder and the Underwriter.

Very truly yours,

TRAVELZOO INC.

By: _____

Ralph Bartel
Chief Executive Officer

THE SELLING SHAREHOLDER

_____
Ralph Bartel

The foregoing Agreement is hereby confirmed and accepted as of the date first above written.

WEDBUSH MORGAN SECURITIES, INC.

By: _____

Michael Keane
Managing Director

Exhibit 1.1   28

ANNEX A

MATTERS TO BE COVERED IN THE OPINION OF COUNSEL FOR THE COMPANY[1]

(i)   The Company has been duly organized and is validly existing as a corporation in good standing under the laws of the State of Delaware;

(ii)   The Company has the corporate power to own, lease and operate its properties and to conduct its business as described in the Prospectus;

(iii)   The Company is duly qualified to do business as a foreign corporation and is in good standing in all jurisdictions in which the ownership or leasing of its properties or the conduct of its business requires such qualification, except for jurisdictions where the failure so to qualify would not have a Consolidated Material Adverse Effect;

(iv)   [Name each Subsidiary] is a corporation duly organized, validly existing and in good standing under the laws of the State of _____; [Subsidiary] has the corporate power to own, lease and operate its properties and to conduct its business as presently conducted or as described in the Prospectus; the issued and outstanding shares of [Subsidiary] have been duly authorized and validly issued, are fully paid and nonassessable and have not been issued in violation of any preemptive right or other rights to subscribe for or purchase securities contained in its charter documents or any Material Agreement [to be defined, which term shall also include commitments of Mr. Bartel]; based solely upon our review of the stock ledger for [Subsidiary], the Company is the record holder of all of the issued and outstanding equity securities of [Subsidiary]; and to such counsel's knowledge, there are no outstanding options, warrants or other rights to acquire from [Subsidiary] any equity securities;

(v)   The authorized, issued and outstanding capital stock of the Company is as set forth in the Prospectus under the caption "Capitalization" as of the date stated therein and conforms as of the date stated therein as to legal matters in all material respects to the description thereof set forth in the Prospectus under the caption "Description of Capital Stock"; the issued and outstanding shares of capital stock of the Company have been duly authorized and validly issued, are fully paid and nonassessable, and have not been issued in violation of any preemptive right or other rights to subscribe for or purchase securities contained in the Company's charter documents or any Material Agreement; and except as reflected on Exhibit B to the Underwriting Agreement, to the knowledge of such counsel, there are no outstanding options, warrants or other rights to acquire from the Company any equity securities of the Company;

(vi)   The Shares and Warrant Shares are owned beneficially and of record by Ralph Bartel, and have been duly authorized and validly issued and are fully paid and nonassessable; and the Shares and Warrant Shares, when duly countersigned by the Company's transfer agent and registrar, upon reissuance and delivery against payment therefor in accordance with the terms of the Underwriting Agreement or the Warrant, as applicable, will be validly issued, fully paid and nonassessable, and will not have been issued or transferred in violation of any preemptive right or other rights to subscribe for or purchase securities contained in the Company's charter documents or any Material Agreement and [if applicable] will have been duly approved for listing on the Nasdaq SmallCap Market;

(vii)   The Company and Ralph Bartel have the corporate or other appropriate power to enter into the Underwriting Agreement, the Warrant and the Registration Rights Agreement to which it or he is a party, and Mr. Bartel has the power to sell and deliver the Shares and Warrant Shares to the Underwriter;

---

[1] Terms are used as defined in the Underwriting Agreement.

Exhibit 1.1

(viii) The Underwriting Agreement and the Registration Rights Agreement have been duly authorized by all necessary corporate action on the part of the Company; and each of the Underwriting Agreement, the Warrant and the Registration Rights Agreement has been duly executed and delivered by the Company and Mr. Bartel, to the extent it or he is a party, and, assuming its due authorization, execution and delivery by the Underwriter, to the extent it is a party, is the valid and binding agreement of the Company and Mr. Bartel, enforceable against the Company and Mr. Bartel in accordance with its terms, except insofar as the indemnification and contribution provisions of the Underwriting Agreement may be limited by public policy concerns and except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally or by general equitable principles;

(ix) The Company's counsel has been informed by the staff of the Securities and Exchange Commission that the Registration Statement has become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement has been issued and to the knowledge of such counsel no proceedings for that purpose have been instituted or are pending or overtly threatened under the Securities Act;

(x) The Registration Statement and the Prospectus, and each amendment or supplement thereto (other than the financial statements, related notes and schedules, and financial and statistical data derived therefrom or included therein, as to which such counsel need express no opinion), as of the effective date of the Registration Statement, and the filings and documents incorporated by reference into the Registration Statement and the Prospectus, as of the date of the their respective filings with the Commission, appeared on their face to be appropriately responsive to the Securities Act and the Rules and Regulations with respect to registration statements on Form S-3 and the Exchange Act and the rules and regulations with respect to such filings and documents;

(xi) The forms of certificates evidencing the Common Stock are in due and proper form under Delaware law;

(xii) The information in the Registration Statement and the Prospectus under the captions "Management" and "Description of Capital Stock", to the extent such information constitutes matters of law or legal conclusions, and any statements referring to agreements, contracts, licenses, leases or other documents in the Prospectus, insofar as such statements constitute a summary of documents referred to therein or matters of law, are accurate in all material respects and fairly present in all material respects the information required to be presented by the Securities Act and the Rules and Regulations;

(xiii) To the knowledge of such counsel, there are no agreements, contracts, licenses, leases or documents of a character required to be described or referred to in the Registration Statement or Prospectus or to be filed or incorporated by reference as an exhibit to the Registration Statement that are not described or referred to therein or filed or incorporated by reference as required;

(xiv) The execution and delivery of the Underwriting Agreement, the Registration Rights Agreement and the Warrant do not, and the Company's and Mr. Bartel's performance of the Underwriting Agreement, the Warrant and the Registration Rights Agreement and the consummation of the transactions contemplated thereby will not, conflict with, violate or result in the material breach of or a material default (including without limitation with the giving of notice, the passage of time or otherwise) under any of the terms and provisions of the Company's Certificate of Incorporation or Bylaws or any Material Agreement or, to the knowledge of such counsel, any law, ordinance, rule or regulation or order, writ, injunction, judgment or decree of any governmental agency or body or of any court or arbitration tribunal having jurisdiction over the Company or any Subsidiary or Mr. Bartel or over any of its, his or their properties; provided, however, that no opinion need be rendered concerning state securities or blue sky laws and regulations;

Exhibit 1.1

(xv)   No authorization, approval or consent or other order of any governmental authority or agency is necessary in connection with the consummation of the transactions contemplated by the Underwriting Agreement, the Registration Rights Agreement or the Warrant, except such as have been obtained and are in full force and effect under the Securities Act or as may be required under state securities or blue sky laws in connection with the purchase and the distribution of the Shares by the Underwriters and the clearance of such offering with the NASD;

(xvi)   To the knowledge of such counsel, there are no legal or governmental proceedings pending or overtly threatened against the Company or any Subsidiary or Mr. Bartel of a character which are required to be disclosed in the Registration Statement or the Prospectus by the Securities Act or the applicable Rules and Regulations;

(xvii)   To the knowledge of such counsel, except as set forth in the Registration Statement and Prospectus, no holders of Common Stock or other securities of the Company have rights which have not been waived or complied with respect to the registration of any securities of the Company because of the filing of the Registration Statement by the Company or the offering contemplated by the Underwriting Agreement; and

(xviii)   The Company is not an "investment company" or a company "controlled" by an "investment company" within the meaning of the Investment Company Act of 1940, as amended.

In addition, such counsel shall state that such counsel has participated in conferences with officers and other Representatives of the Company, the independent public accountants of the Company, the Underwriter and counsel to the Underwriter, at which conferences the contents of the Registration Statement and the Prospectus and related matters were discussed and, although they have not independently verified the accuracy, completeness or fairness of the statements contained in the Registration Statement or the Prospectus, nothing has come to the attention of such counsel that caused them to believe that, at the time the Registration Statement became effective, the Registration Statement (except as to financial statements, related notes and schedules, and financial and statistical data derived therefrom or contained therein, as to which such counsel need express no opinion) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading, or at the date Opinion is given, the Prospectus (except as to financial statements, related notes and schedules, and financial and statistical data derived therefrom or contained therein, as to which such counsel need express no opinion) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

Exhibit 1.1

ANNEX B

FORM OF WARRANT

Exhibit 1.1

ANNEX C

FORM OF REGISTRATION RIGHTS AGREEMENT

Exhibit 1.1

Exhibit A

List of Subsidiaries

<u>Subsidiary</u>   <u>Jurisdiction</u>

Exhibit 1.1

Exhibit B

List of Equity Interests

Exhibit 1.1



Exhibit 5.1

July 23, 2003

Board of Directors
Travelzoo Inc.
590 Madison Avenue, 21st Floor
New York, New York 10022

Ladies and Gentlemen:

We are acting as counsel for Travelzoo Inc., a Delaware corporation (the "Company"), in connection with the preparation and filing of a Registration Statement on Form S-3 (the "Registration Statement") with the Securities and Exchange Commission under the Securities Act of 1933, as amended. The Registration Statement relates to 399,700 shares of the Company's common stock, $.01 par value.

In connection herewith, we have examined and relied without independent investigation as to matters of fact upon such certificates of public officials, such statements and certificates of officers of the Company and originals or copies certified to our satisfaction of the Registration Statement, the Certificate of Incorporation and By-laws of the Company as amended and now in effect, proceedings of the Board of Directors of the Company and such other corporate records, documents, certificates and instruments as we have deemed necessary or appropriate in order to enable us to render this opinion. In rendering this opinion, we have assumed the genuineness of all signatures on all documents examined by us, the due authority of the parties signing such documents, the authenticity of all documents submitted to us as originals and the conformity to the originals of all documents submitted to us as copies.

Based upon and subject to the foregoing, it is our opinion that the 399,700 shares of common stock of the Company covered by the Registration Statement are legally issued, fully paid and non-assessable shares of common stock of the Company.

This opinion is not rendered with respect to any laws other than the laws of the State of Delaware, and the Federal law of the United States. We hereby consent to the reference to our name in the Registration Statement under the caption "Legal Matters" and further consent to the filing of this opinion as Exhibit 5.1 to the Registration Statement.

Very truly yours,

/s/ BRYAN CAVE LLP

Bryan Cave LLP

One Metropolitan Square

211 North Broadway

Suite 3600

St. Louis, MO 63102-2750

Tel (314) 259-2000

Fax (314) 259-2020

www.bryancave.com

Associated Offices

Chicago

Hong Kong

Irvine

Jefferson City

Kansas City

Kuwait

London

Los Angeles

New York

Phoenix

Riyadh

St. Louis

Shanghai

United Arab Emirates

    Abu Dhabi

    Dubai

Washington, DC

Exhibit 10.1

WARRANT TO PURCHASE
COMMON STOCK

Warrant to Purchase
30,000 shares of Common Stock, $.01 par value
of
Travelzoo Inc.

THIS WARRANT TO PURCHASE COMMON STOCK (the "Warrant"), dated as of July __, 2003, is by and between Ralph Bartel ("Bartel") and Wedbush Morgan Securities, Inc. (the "Underwriter" or "Holder").

WHEREAS, the Underwriter has agreed pursuant to an underwriting agreement (the "Underwriting Agreement") dated as of July __, 2003 among Bartel, and the Underwriter and Travelzoo Inc., a Delaware corporation (the "Company"), to purchase 300,000 shares of the common stock, $.01 par value, of the Company owned by Bartel on the terms and conditions set forth in the Underwriting Agreement; and

WHEREAS, as a condition to its willingness to enter into the Underwriting Agreement, the Underwriter has required that Bartel issue this Warrant to the Underwriter, and Bartel has agreed to do so;

NOW, THEREFORE, in consideration of the premises, the payment by the Underwriter to Bartel of $300 (representing the purchase price for this Warrant), the agreements herein set forth and other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto agree as follows:

1.   Warrant; Period of Exercise. Subject to the terms and conditions herein set forth, Holder is hereby entitled to purchase from Bartel thirty thousand (30,000) shares of the common stock, $.01 par value ("Common Stock"), of the Company, at a price per share of $_____ (as the same may be adjusted pursuant to the terms and conditions set forth herein, the "Warrant Exercise Price") at any time from and after _____, 2004 until _____, 2008. The shares of Common Stock deliverable upon exercise of this Warrant (the "Shares") shall be entitled to registration rights pursuant to the Registration Rights Agreement, dated as of the date hereof, between the Company and the Holder.

2.   Exercise of Warrant. This Warrant may be exercised by the Holder, in whole or in part (but only in respect of whole shares), by the surrender of this Warrant to Bartel (with the notice of exercise form attached hereto as Exhibit A duly executed), accompanied by the payment, by cashier's check, wire transfer of immediately available funds or other form of payment acceptable to Bartel, of an amount equal to the then applicable Warrant Exercise Price per share multiplied by the number of Shares then being purchased. In the event of any exercise of the rights represented by this Warrant, Bartel shall cause certificates for the Shares so purchased to be delivered to the Holder promptly following such exercise, issued in such names and in such denominations as shall be requested by the Holder, and, unless this Warrant has been fully exercised or expired, a new Warrant representing the portion of the Shares, if any, with respect to which this Warrant shall not then have been exercised shall also be issued to the Holder promptly following such exercise.

3.   Reservation of Shares. At all times Bartel shall hold for delivery upon exercise of this Warrant a sufficient number of Shares for delivery upon exercise of this Warrant.

Exhibit 10.1

4.   Restriction on Exercise or Transfer of Warrant. The Holder may not transfer this Warrant or any interest herein without the prior written consent of Bartel, except for transfers to employees or affiliates of the Holder. In addition, the Holder covenants and agrees that this Warrant is being acquired as an investment and not with a view to distribution and that this Warrant, the Shares or any other security delivered upon exercise of this Warrant may not be sold, offered for sale, pledged or hypothecated without registration under the Securities Act of 1933, as amended, or delivery of an opinion of counsel satisfactory to the Company that such registration is not required.

5.   No Stockholder Rights. The Holder shall not, by virtue hereof, be entitled to any rights of a stockholder in the Company, either at law or equity, and the rights of the Holder are limited to those expressed in this Warrant.

6.   Adjustment of Warrant Exercise Price and Number of Shares. The number and kind of securities purchasable upon the exercise of this Warrant and the Warrant Exercise Price shall be subject to adjustment from time to time upon the occurrence of certain events, as follows:

(a)   Stock Dividends, Splits, Etc. If the Company declares or pays a dividend on the Company's common stock payable in common stock or other securities, then upon exercise of this Warrant, for each Share acquired, Holder shall receive, without additional cost to Holder, the total number and kind of securities to which Holder would have been entitled had Holder owned such Share of record as of the date the dividend occurred. If the Company subdivides the Company's common stock by reclassification or otherwise into a greater number of shares or takes any other similar action, the number of Shares purchasable hereunder shall be correspondingly increased and the Warrant Exercise Price shall be correspondingly decreased, and if the outstanding shares of common stock are combined or consolidated, by reclassification or otherwise, into a lesser number of shares, the Warrant Exercise Price shall be correspondingly increased and the number of Shares shall be correspondingly decreased, so that, in any case, the Holder shall receive, on exercise of this Warrant or any portion hereof, the same number and class of securities, at the same aggregate Warrant Exercise Price, as the Holder would have held and paid if this Warrant or such portion had been exercised immediately before such event.

(b)   Reclassification, Exchange, Combinations or Substitution. Upon any reclassification, exchange, combination, substitution, or other event that results in a change of the number and/or class of the securities deliverable upon exercise of this Warrant, Holder shall be entitled to receive, upon exercise of this Warrant, the number and kind of securities and property that Holder would have received for the Shares if this Warrant had been exercised immediately before such reclassification, exchange, combination, substitution, or other event.

(c)   Notice of Adjustments. Whenever the terms of this Warrant shall be adjusted pursuant to the provisions hereof, Bartel shall within thirty (30) days of such adjustment deliver a certificate to Holder setting forth, in reasonable detail, the event requiring the adjustment, the amount of the adjustment, the method by which such adjustment was calculated, the number and class of securities in respect of which this Warrant may be exercised and the Warrant Exercise Price after giving effect to such adjustment.

7.   Notices. All notices, requests, consents and other communications hereunder shall be deemed to have been duly made if sent in accordance with Section __ of the Underwriting Agreement.

Exhibit 10.1   2

8. <u>Counterparts</u>. This Warrant may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and such counterparts shall together constitute but one and the same instrument.

9. <u>Miscellaneous</u>. This Warrant shall be governed by the internal laws of the State of Delaware. The headings in this Warrant are for purposes of convenience of reference only and shall not be deemed to constitute a part hereof. Neither this Warrant nor any term hereof may be change, waived, discharged or terminated orally but only by an instrument in writing signed by Bartel and the Holder.

IN WITNESS WHEREOF, the parties hereto have caused this Warrant to be duly executed as of the date set forth above.

Ralph Bartel

WEDBUSH MORGAN SECURITIES, INC.

By:
Name:
Title:

Exhibit 10.1   3

EXHIBIT A

NOTICE OF EXERCISE

To: Ralph Bartel

      1.   The undersigned hereby elects to purchase _____ shares of the common stock of Travelzoo Inc. pursuant to the terms of the attached Warrant to Purchase Common Stock dated _____, 2003 between Ralph Bartel and Wedbush Morgan Securities, Inc. (the "Warrant") and tenders herewith payment of the purchase price of such shares in full.

      2.   Please cause a certificate or certificates representing said shares to be issued in the name of the undersigned or in such other name as is specified below:

<u>Name</u>   <u>Address</u>

_____   _____

      3.   If said number of shares of common stock is less than all of the shares of common stock purchasable under the Warrant, the undersigned requests that a new warrant representing the balance of the shares of Common Stock purchasable be issued in the name of the undersigned.

                                   _____

                                   (Signature)

_____

    (Date)

Exhibit 23.1

CONSENT OF INDEPENDENT AUDITORS

The Board of Directors
Travelzoo Inc.

    We hereby consent to the use of our report dated January 13, 2003 on the consolidated balance sheets of Travelzoo Inc. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2002 in the registration statement on Form S-3 of Travelzoo Inc. filed on or about July 22, 2003 and to the reference to our firm under the heading "Experts" in the prospectus.

KPMG LLP
Mountain View, California
July 22, 2003